Filed Pursuant to Rule 424(b)(3)

Registration No. 333-239204

Prospectus Supplement No. 2

To prospectus dated June 16, 2020

This prospectus supplement supplements information contained in the prospectus dated June 16, 2020, as supplemented by Prospectus Supplement No. 1, dated August 18, 2020 (collectively, the “Prospectus”), relating to the acquisition of up to 45,572 shares of the common stock, par value $0.001 per share (“Common Stock”), of IAC/InterActiveCorp, a Delaware corporation formerly named IAC Holdings, Inc. (“IAC”), by certain participants in the IAC/InterActiveCorp 2018 Stock and Annual Incentive Plan and the IAC/InterActiveCorp 2013 Stock and Annual Incentive Plan (collectively, the “Plans”), upon the exercise of options to acquire Common Stock that were granted pursuant to the Plans to current and former employees of Match Group Holdings II, LLC, formerly named Match Group, Inc. (“Old Match”), and its subsidiaries, and to former employees of Match Group, Inc. (formerly named IAC/InterActiveCorp, and referred to as “Match”) and its subsidiaries (excluding Old Match and its subsidiaries) who, in each case, are not employees of IAC, and any such individuals’ donees, pledgees, permitted transferees, assignees, successors and others who come to hold any such option. Each Plan was assigned by Match to IAC in connection with the separation of the two companies on June 30, 2020.

This Prospectus Supplement No. 2 should be read in conjunction with, and may not be delivered or utilized without, the Prospectus. This Prospectus Supplement No. 2 is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement No. 2 supersedes the information contained in the Prospectus.

This Prospectus Supplement No. 2 includes IAC’s attached Current Report on Form 8-K, dated October 5, 2020, as filed with the Securities and Exchange Commission on October 5, 2020. The information contained in the report included in this Prospectus Supplement No. 2 is dated as of the dates indicated in such report.

The securities offered hereby involve risks and uncertainties. These risks are described under the caption “Risk Factors” beginning on page 8 of the prospectus, as the same may be updated in prospectus supplements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 19, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 5, 2020

IAC/INTERACTIVECORP

(Exact name of registrant as specified in charter)

Delaware	001-39356	84-3727412
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

555 West 18th Street, New York, NY	10011
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (212) 314-7300

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol	Name of exchange on which registered
Common Stock, par value $0.001	IAC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events

During the quarter ended June 30, 2020, IAC/InterActiveCorp (the “Company” or the “Registrant”) realigned its reportable segments as follows:

•	the ANGI Homeservices ("ANGI"), Vimeo and Dotdash reportable segments remain unchanged;

•	Search is a new reportable segment, which includes Ask Media Group, which was previously a separate reportable segment (and was reported in the Emerging & Other segment in the financial statements of Old IAC/InterActiveCorp prior to the Match Separation), and Desktop, which was previously included in the Applications reportable segment; and

•	Emerging & Other, which consists of Mosaic Group, which was previously included in the Applications reportable segment, Bluecrew, Nursefly, The Daily Beast, College Humor Media, IAC Films and the following businesses for periods prior to their sales: CityGrid, Dictionary.com and Electus, which were sold in the fourth quarter of 2018.

This Current Report on Form 8-K is being filed primarily to reflect this change in segments to the “Management's Discussion and Analysis of Financial Condition and Results of Operations of New IAC," and "Annex M: Combined Financial Statements of IAC Holdings, Inc. (New IAC)" contained in the Amendment No. 1 to Form S-4 (File No. 333-236420-01) (the “Amended S-4”) filed by the Company and the company formerly known as IAC/InterActiveCorp (“Old IAC”).

In addition, in the financial statements attached as an exhibit to this Current Report on Form 8-K the Company has included as subsequent events:

•	an update through June 30, 2020 to the effects of the outbreak of a novel coronavirus ("COVID-19") on the Company, which the Company determined was an indicator of possible impairments and identified impairments in the first quarter of 2020 of $212.0 million related to the goodwill of the Desktop reporting unit, $21.4 million related to certain indefinite-lived intangible assets of the Desktop reporting unit, $51.4 million of its portfolio of equity securities without readily determinable fair values, and $7.5 million on a note receivable and warrants related to certain investees. These impairments were previously reported on the Company's Form 10-Q for the quarterly period ended June 30, 2020 filed with the Securities and Exchange Commission ("SEC") on August 10, 2020 (the "Q2 Form 10-Q").

•	Old IAC's announcement on June 9, 2020 of its sale of approximately 17 million shares of its Class M common stock (which became New Match common stock) for net proceeds of approximately $1.4 billion, which closed on July 1, 2020 and the net proceeds were transferred to the Company in early July 2020. This event was previously reported on the Q2 Form 10-Q.

•	the Company's completion of the Separation from Old IAC on June 30, 2020. This event was previously reported on the Q2 Form 10-Q and the Company's Current Report on Form 8-K filed with the SEC on July 2, 2020.

•	the Company's purchase of 59.0 million shares of MGM Resorts International ("MGM") from May 14, 2020 through August 7, 2020, representing a 12.0% ownership interest in MGM as of August 7, 2020. This event was previously reported on the Q2 Form 10-Q.

•	ANGI Group, LLC, a direct, wholly owned subsidiary of ANGI, announcement on August 20, 2020, that it had issued $500 million in aggregate principal amount of 3.875% senior notes due 2028. ANGI is a majority-owned, publicly traded subsidiary of the Company. This event was previously reported on the Company's Current Report on Form 8-K filed with the SEC on August 20, 2020.

The following items of the Amended Form S-4 are being updated in Exhibit 99.1 to reflect the above-mentioned changes:

•	Management's Discussion and Analysis of Financial Condition and Results of Operations

•	Combined Financial Statements:

◦	Note 1—Organization and Basis of Presentation

◦	Note 2—Summary of Significant Accounting Policies

◦	Note 5—Goodwill and Intangibles Assets

◦	Note 10—Segment Information

◦	Note 17—Subsequent Events

The above sections, as updated, are included in Exhibit 99.1 to this Current Report on Form 8-K, which replaces the "Management's Discussion and Analysis of Financial Condition and Results of Operations of New IAC," and "Annex M: Combined Financial Statements of IAC Holdings, Inc. (New IAC)" contained in the Amended Form S-4. More current information is contained in the Company's Q2 Form 10-Q.

Item 9.01. Financial Statements and Exhibits

Exhibit Number	Description
23.1	Consent of Ernst & Young LLP.
99.1	Portions of the Amendment No. 1 to Form S-4 filed with the SEC on April 28, 2020, as updated.
Management's Discussion and Analysis of Financial Condition and Results of Operations of New IAC
Annex M: Combined Financial Statements of IAC Holdings, Inc. (New IAC)
101.INS	Inline XBRL Instance (1)
101.SCH	Inline XBRL Taxonomy Extension Schema (1)
101.CAL	Inline XBRL Taxonomy Extension Calculation (1)
101.DEF	Inline XBRL Taxonomy Extension Definition (1)
101.LAB	Inline XBRL Taxonomy Extension Labels (1)
101.PRE	Inline XBRL Taxonomy Extension Presentation (1)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IAC/INTERACTIVECORP

By:	/s/ GLENN H. SCHIFFMAN
Name:	Glenn H. Schiffman
Title:	Executive Vice President and Chief Financial Officer

Date: October 5, 2020

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

1.	Registration Statement (Form S-8, No. 333-239683) pertaining to IAC/InterActiveCorp’s 2013 and 2018 Stock and Annual Incentive Plans; and

2.	Registration Statement (Form S-8, No. 333-236420-01) pertaining to IAC/InterActiveCorp’s 2005, 2008 and 2013 Stock and Annual Incentive Plans; IAC/InterActiveCorp’s 2000, 2007 and 2011 Deferred Compensation Plans for Non-Employee Directors and IAC/InterActiveCorp’s Retirement Savings Plans;

of our report dated March 20, 2020 (except for Notes 1, 2, 5, 10 and 17 as to which the date is October 5, 2020), with respect to the combined financial statements of IAC Holdings, Inc., as of December 31, 2019 and 2018, and for each of the three years in the period ended December 31, 2019, included in this Current Report on Form 8-K.

/s/ Ernst & Young LLP

New York, New York

October 5, 2020

Exhibit 99.1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Separation

On December 19, 2019, IAC/InterActiveCorp (“Old IAC”) entered into a Transaction Agreement (the “Transaction Agreement”) with Match Group, Inc., a Delaware corporation in which Old IAC owns a majority equity stake (“Match”), IAC Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of Old IAC (“New IAC”), and Valentine Merger Sub LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Old IAC. Subject to the terms and conditions set forth in the Transaction Agreement, the businesses of Match will be separated from the remaining businesses of Old IAC through a series of transactions that will result in the pre-transaction stockholders of Old IAC owning shares in two, separate public companies—(1) Old IAC, which will be renamed “Match Group, Inc.” and which will own the businesses of Match and certain Old IAC financing subsidiaries (and which we refer to as “New Match”), and (2) New IAC, which will be renamed “IAC/InterActiveCorp” and which will own Old IAC’s other businesses—and the pre-transaction stockholders of Match (other than Old IAC) owning shares in New Match. Completion of the Separation, which is expected to occur in the second quarter of 2020, is subject to the satisfaction (or, to the extent permitted by law, waiver) of a number of conditions. We refer to this transaction as the “Separation". On June 30, 2020, the Separation was completed.

Key Terms:

When the following terms appear in this Management's Discussion of Financial Condition and Results of Operations of New IAC, they have the meanings indicated below:

Reportable Segments (for additional information see "Note 10—Segment Information" to the combined financial statements included in "Combined Financial Statements"):

•	ANGI Homeservices ("ANGI") - connects quality home service professionals across 500 different categories, from repairing and remodeling to cleaning and landscaping, with consumers through category-transforming products under brands such as HomeAdvisor, Angie’s List, Handy and Fixd Repair. On September 29, 2017, New IAC's HomeAdvisor business and Angie's List, Inc. ("Angie's List") combined under a new publicly-traded company called ANGI Homeservices Inc. (the "Combination"). At December 31, 2019, New IAC's economic interest and voting interest in ANGI were 84.1% and 98.1%, respectively.

•	Vimeo - operates a global video platform for creative professionals, small and medium businesses ("SMBs"), organizations and enterprises to connect with their audiences, customers and employees.

•	Dotdash - is a portfolio of digital brands providing expert information and inspiration in select vertical content categories.

•	Search - consists of Desktop, which includes our direct-to-consumer downloadable desktop applications and our business-to-business partnership operations and Ask Media Group, a collection of websites providing general search services and information.

•	Emerging & Other - consists of Mosaic Group, a leading provider of global subscription mobile applications (comprised of the following businesses: Apalon, iTranslate, TelTech and Daily Burn), Bluecrew, NurseFly, a healthcare staffing platform acquired on June 26, 2019, The Daily Beast, College Humor Media, and IAC Films; it also includes CityGrid, Dictionary.com and Electus, for periods prior to the sales of these businesses in the fourth quarter of 2018.

Operating Metrics:

In connection with the management of our businesses, we identify, measure and assess a variety of operating metrics. The principal metrics we use in managing our businesses are set forth below:

ANGI Homeservices

•	Marketplace Revenue - includes revenue from the HomeAdvisor and Handy domestic marketplace, including consumer connection revenue for consumer matches, revenue from completed jobs sourced through the HomeAdvisor and Handy platforms and service professional membership subscription revenue. It excludes revenue from Angie’s List, mHelpDesk, HomeStars, Fixd Repair and Felix.

•	Advertising & Other Revenue - includes Angie’s List revenue (revenue from service professionals under contract for advertising and membership subscription fees from consumers) as well as revenue from mHelpDesk, HomeStars, Fixd Repair, a home warranty and service company acquired on January 25, 2019, and, for periods prior to its sale on December 31, 2018, Felix.

•	Marketplace Service Requests - are fully completed and submitted domestic customer service requests to HomeAdvisor and completed jobs sourced through the HomeAdvisor and Handy platforms.

•	Marketplace Paying Service Professionals ("Marketplace Paying SPs") - are the number of HomeAdvisor and Handy domestic service professionals that paid for consumer matches or completed a job sourced through the HomeAdvisor and Handy platforms in the last month of the period and/or had an active HomeAdvisor membership subscription on the last day of the relevant period.

Vimeo

•	Platform Revenue - primarily includes revenue from Software-as-a-Service ("SaaS") subscription fees and other related revenue from Vimeo subscribers.

•	Hardware Revenue - includes sales of our live streaming accessories. Vimeo sold its hardware business on March 29, 2019.

•	Vimeo Ending Subscribers - is the number of subscribers to Vimeo's SaaS video tools at the end of the period (including the addition of subscribers from Magisto, a video creation service enabling consumers and businesses to create short-form videos acquired on May 28, 2019).

Dotdash

•	Display Advertising Revenue - primarily includes revenue generated from display advertisements sold both directly through our sales team and via programmatic exchanges.

•	Performance Marketing Revenue - primarily includes affiliate commerce and performance marketing commissions generated when consumers are directed from our properties to third-party service providers. Affiliate commerce commissions are generated when a consumer completes a transaction. Performance marketing commissions are generated on a cost-per-click or cost-per-new account basis.

Operating Costs and Expenses:

•	Cost of revenue - consists primarily of traffic acquisition costs, which includes (i) payments made to partners who direct traffic to our Ask Media Group websites, who distribute our business-to-business customized browser-based applications and who integrate our paid listings into their websites and (ii) the amortization of fees paid to Apple and Google related to the distribution of apps and the facilitation of in-app purchases. These payments include amounts based on revenue share and other arrangements. Cost of revenue also includes hosting fees, compensation expense (including stock-based compensation expense) and other employee-related costs, payments made to workers staffed by Bluecrew, credit card processing fees, production costs related to IAC Films, College Humor Media and, for periods prior to its sale on October 29, 2018, Electus, and content costs.

•	Selling and marketing expense - consists primarily of advertising expenditures, which include online marketing, including fees paid to search engines, social media sites and third parties that distribute our direct-to-consumer downloadable desktop applications, offline marketing, which is primarily television advertising, and partner-related payments to those who direct traffic to the brands within our ANGI segment, and compensation expense (including stock-based compensation expense) and other employee-related costs for ANGI's sales force and marketing personnel.

•	General and administrative expense - consists primarily of compensation expense (including stock-based compensation expense) and other employee-related costs for personnel engaged in executive management, finance, legal, tax, human resources and customer service functions, fees for professional services (including transaction-related costs related to the Separation, defined above, and acquisitions), rent expense, facilities costs, bad debt expense, software license and maintenance costs and acquisition-related contingent consideration fair value adjustments (described below). The customer service function at ANGI includes personnel who provide support to its service professionals and consumers.

•	Product development expense - consists primarily of compensation expense (including stock-based compensation expense) and other employee-related costs that are not capitalized for personnel engaged in the design, development, testing and enhancement of product offerings and related technology and software license and maintenance costs.

•	Acquisition-related contingent consideration fair value adjustments - relate to the portion of the purchase price of certain acquisitions that is contingent upon the financial performance and/or operating metric targets of the acquired company. The fair value of the liability is estimated at the date of acquisition and adjusted each reporting period until the liability is settled. Significant changes in financial performance and/or operating metrics will result in a significantly higher or lower fair value measurement. The changes in the estimated fair value of the contingent consideration arrangements during each reporting period, including the accretion of the discount if the arrangement is longer than one year, are recognized in "General and administrative expense" in the accompanying combined statement of operations.

Long-term debt (for additional information see "Note 7—Long-term Debt" to the combined financial statements included in "Combined Financial Statements"):

•	ANGI Term Loan - due November 5, 2023. The outstanding balance of the ANGI Term Loan as of December 31, 2019 is $247.5 million. At both December 31, 2019 and 2018, the ANGI Term Loan bears interest at LIBOR plus 1.50% and has quarterly principal payments. The interest rate was 3.25% and 3.98%, at December 31, 2019 and 2018, respectively.

•	ANGI Credit Facility - The ANGI $250 million revolving credit facility expires on November 5, 2023. At December 31, 2019 and 2018, there were no outstanding borrowings under the ANGI Credit Facility.

•	IAC Group Credit Facility - The IAC Group $250 million revolving credit facility expires on November 5, 2023. At December 31, 2019 and 2018, there were no outstanding borrowings under the IAC Group Credit Facility.

Non-GAAP financial measure:

•	Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") - is a non-GAAP financial measure. See "Principles of Financial Reporting" for the definition of Adjusted EBITDA and a reconciliation of net earnings attributable to Old IAC equity in IAC Holdings, Inc. to operating (loss) income to combined Adjusted EBITDA for the years ended December 31, 2019, 2018, and 2017.

MANAGEMENT OVERVIEW

New IAC operates Vimeo and Dotdash, among many other online businesses, and also has majority ownership of ANGI Homeservices, which includes HomeAdvisor, Angie’s List and Handy.

COVID-19 Update

New IAC’s business could be materially and adversely affected by the outbreak of COVID-19, which has been declared a “pandemic” by the World Health Organization.

As of April 28, 2020, the date Amendment No. 1 to Form S-4 (File No. 333-236420-01) was filed, New IAC’s ANGI Homeservices business had experienced a decline in demand for home services requests, driven primarily by decreases in demand in certain categories of jobs and decreases in demand in regions most affected by the COVID-19 virus, which New IAC attributes to the unwillingness of consumers and service professionals to interact face-to-face, as well lower levels of consumer confidence and discretionary income generally. With respect to our ad-supported businesses, New IAC has experienced a meaningful decrease in advertising rates across our various properties.

In connection with the first quarter close of its books, New IAC determined that the effects of COVID-19 were an indicator of possible impairment for certain of its assets. New IAC determined, as of March 31, 2020, the fair value for those assets for which COVID-19 was deemed to be an indicator of possible impairment and identified the following impairments:

• a $212.0 million impairment related to the goodwill of the Desktop reporting unit;

• a $21.4 million impairment related to certain indefinite-lived intangible assets of the Desktop reporting unit;

• a $51.5 million impairment to its portfolio of equity securities without readily determinable fair values; and

• a $7.5 million impairment on a note receivable and warrants related to certain investees.

The extent to which developments related to the COVID-19 virus and measures designed to curb its spread continue to impact New IAC’s business, financial condition and results of operations will depend on future developments, all of which are highly uncertain and many of which are beyond New IAC’s control, including the speed of contagion, the development and implementation of effective preventative measures and possible treatments, the scope of governmental and other restrictions on travel and other activity, and public reactions to these developments. The longer the global outbreak and measures designed to curb the spread of the COVID-19 virus continue to adversely affect levels of consumer confidence, discretionary spending and the willingness of consumers to interact with other consumers, vendors and service providers face-to-face (and in turn, adversely affect demand for New IAC’s various products and services), the greater the adverse impact is likely to be on New IAC’s business, financial condition and results of operations and the more limited will be New IAC’s ‘s ability to try and make up for delayed or lost revenues.

For additional impacts of COVID-19, see "Note 17—Subsequent Events" to the combined financial statements included in "Combined Financial Statements".

Sources of Revenue

ANGI revenue is primarily derived from (i) consumer connection revenue, which comprises fees paid by HomeAdvisor service professionals for consumer matches (regardless of whether the service professional ultimately provides the requested service) and fees from completed jobs sourced through the HomeAdvisor and Handy platforms and (ii) HomeAdvisor service professional membership subscription fees. Consumer connection revenue varies based upon several factors, including the service requested, product experience offered and geographic location of service. Revenue is also derived from (i) sales of time-based website, mobile and call center advertising to service professionals, (ii) membership subscription fees from consumers and (iii) service warranty subscription and other services. Prior to January 1, 2020, Handy recorded revenue on a net basis. Effective January 1, 2020, we modified the Handy terms and conditions so that Handy, rather than the service professional, has the contractual relationship with the consumer to deliver the service and Handy, rather than the consumer, has the contractual relationship with the service professional. Consumers request services and pay for such services directly through the Handy platform and then Handy fulfills the request with independently established home services providers engaged in a trade, occupation and/or business that customarily provides such services. This change in contractual terms requires gross revenue accounting treatment effective January 1, 2020. Also, in the case of certain tasks, HomeAdvisor provides a pre-priced product offering, pursuant to which consumers can request services through a HomeAdvisor platform and pay for the services directly. HomeAdvisor then fulfills the request with independently established home services providers engaged in a trade, occupation and/or business that customarily provides such services. Revenue from HomeAdvisor’s pre-priced product offering is also recorded on a gross basis effective January 1, 2020. In addition to changing the presentation of revenue to gross from net, the timing of revenue recognition will change for pre-priced jobs and will be later than the timing of existing consumer connection revenue for HomeAdvisor because we will not be able to record revenue, generally, until the service professional completes the job on our behalf.

Vimeo revenue is derived primarily from annual and monthly SaaS subscription fees paid by subscribers for self-serve and enterprise subscription plans.

Dotdash revenue consists principally of display advertising revenue and performance marketing revenue. Display advertising revenue is generated primarily through digital display advertisements sold directly by our sales team and through programmatic advertising networks. Performance marketing revenue includes affiliate commerce and performance marketing commissions. Affiliate commerce commissions are generated when Dotdash refers users to commerce partner websites resulting in a purchase or transaction. Performance marketing commissions are generated on a cost-per-click or cost-per-new account basis.

Ask Media Group (included in the Search segment) revenue consists principally of advertising revenue, which is generated primarily through the display of paid listings in response to search queries and display advertisements (sold directly and through programmatic ad sales). The majority of the paid listings displayed are supplied to us by Google in the manner, and pursuant to the services agreement with Google, described below under "Services Agreement with Google."

Mosaic Group (included in the Emerging & Other segment) revenue consists primarily of fees related to subscription downloadable mobile applications distributed through the Apple App Store and Google Play Store, as well as display advertisements. Revenue for the remaining businesses within the Emerging & Other segment is generated primarily through marketplace services, advertising, media production and distribution, and subscriptions.

Services Agreement with Google

Old IAC and Google are party to a services agreement (the “Services Agreement”). If the Separation is consummated, Old IAC shall assign the Services Agreement to New IAC. A meaningful portion of New IAC’s revenue is attributable to the Services Agreement. In addition, New IAC earns certain other advertising revenue from Google that is not attributable to the Services Agreement. For the years ended December 31, 2019, 2018 and 2017, total revenue earned from Google was $733.5 million, $825.2 million and $740.7 million, respectively, representing 27%, 33% and 38%, respectively, of New IAC's combined revenue.

Revenue attributable to the Services Agreement is earned by the Desktop business and Ask Media Group within the Search segment. For the years ended December 31, 2019, 2018 and 2017, revenue earned from the Services Agreement was $291.1 million, $426.5 million and $480.6 million, respectively, within the Desktop business and $385.9 million, $339.0 million and $203.5 million, respectively, within Ask Media Group.

The previous Services Agreement expired on March 31, 2020. On February 11, 2019, Old IAC and Google amended the Services Agreement, effective as of April 1, 2020. The amendment extended the expiration date of the agreement to March 31, 2023; provided that during September 2020 and during each September thereafter, either party may, after discussion with the other party, terminate the Services Agreement, effective on September 30 of the year following the year such notice is given. New IAC believes that the amended agreement, taken as a whole, is comparable to Old IAC’s previous agreement with Google. The Services Agreement requires that New IAC comply with certain guidelines promulgated by Google. Google may generally unilaterally update its policies and guidelines without advance notice. These updates may be specific to the Services Agreement or could be more general and thereby impact New IAC as well as other companies. These policy and guideline updates could in turn require modifications to, or prohibit and/or render obsolete certain of our products, services and/or business practices, which could be costly to address or otherwise have an adverse effect on our combined financial condition and results of operations, particularly our Desktop business and Ask Media Group. As described below, Google has made changes to the policies under the Services Agreement and has also made industry-wide changes that have negatively impacted the Desktop business during both 2018 and 2019.

Google’s policy changes related to its Chrome browser, which became effective on September 12, 2018, negatively impacted the distribution of our B2C downloadable desktop products. The resultant reduction in projected profits and revenues of this business resulted in a $27.7 million impairment of the B2C trade name, which was recorded in the fourth quarter of 2018. On May 31, 2019, Google announced industry-wide policy changes, which became effective on July 1, 2019, related to all extensions distributed through the Chrome Web Store. These industry-wide changes, combined with other changes to polices under the Services Agreement during the second half of 2019, have had a negative impact on the historical and expected future results of operations of the Desktop business. As of December 31, 2019, the fair values of the Desktop reporting unit and the related intangible asset approximate their carrying values; the goodwill balance of the Desktop reporting unit and the carrying value of the related intangible asset are $265.1 million and $28.9 million, respectively. As described in the "COVID-19 Update" section above, New IAC recorded a $212.0 million impairment related to the goodwill of the Desktop reporting unit and a $21.4 million impairment related to certain indefinite-lived intangible assets of the Desktop reporting unit in the first quarter of 2020.

Distribution, Marketing and Advertiser Relationships

We pay traffic acquisition costs, which consist of payments made to partners who direct traffic to our Ask Media Group websites, who distribute our business-to-business customized browser-based applications and who integrate our paid listings into their websites and fees paid to Apple and Google related to the distribution of apps and the facilitation of in-app purchases of product features. We also pay to market and distribute our services on third-party distribution channels, such as Google and other search engines and social media websites, such as Facebook. In addition, some of our businesses manage affiliate programs, pursuant to which we pay commissions and fees to third parties based on revenue earned. These distribution channels might also offer their own services and products, as well as those of other third parties, which compete with those we offer.

We market and offer our services and products to consumers through branded websites, allowing consumers to transact directly with us in a convenient manner. We have made, and expect to continue to make, substantial investments in online and offline advertising to build our brands and drive traffic to our websites and consumers and advertisers to our businesses.

Overview—2019 and 2018 Combined Results

	Years Ended December 31,
	2019	$ Change	% Change	2018
	(Dollars in thousands)
Revenue:
ANGI Homeservices	$1,326,205	$193,964	17%	$1,132,241
Vimeo	196,015	36,374	23%	159,641
Dotdash	167,594	36,603	28%	130,991
Search	742,184	(81,766)	(10)%	823,950
Emerging & Other	274,107	(12,479)	(4)%	286,586
Inter-segment eliminations	(304)	57	16%	(361)
Total	$2,705,801	$172,753	7%	$2,533,048

Operating Income (Loss):
ANGI Homeservices	$38,645	$(25,261)	(40)%	$63,906
Vimeo	(51,921)	(16,327)	(46)%	(35,594)
Dotdash	29,021	10,243	55%	18,778
Search	122,347	(29,078)	(19)%	151,425
Emerging & Other	(21,790)	4,837	18%	(26,627)
Corporate	(166,751)	(30,698)	(23)%	(136,053)
Total	$(50,449)	$(86,284)	NM	$35,835

Adjusted EBITDA:
ANGI Homeservices	$202,297	$(45,209)	(18)%	$247,506
Vimeo	(41,790)	(13,745)	(49)%	(28,045)
Dotdash	39,601	18,217	85%	21,384
Search	124,163	(58,742)	(32)%	182,905
Emerging & Other	(28,368)	(13,479)	(91)%	(14,889)
Corporate	(88,617)	(14,606)	(20)%	(74,011)
Total	$207,286	$(127,564)	(38)%	$334,850

NM = Not meaningful.

•	Revenue increased $172.8 million, or 7%, to $2.7 billion due to growth from ANGI of $194.0 million, increases of $36.6 million from Dotdash and $36.4 million from Vimeo, partially offset by decreases of $81.8 million from Search and $12.5 million from Emerging & Other due, in part, to the sales of Electus, Dictionary.com and CityGrid in the fourth quarter of 2018.

•	Operating income decreased $86.3 million to a loss of $50.4 million in 2019 from income of $35.8 million in 2018, due to a decrease in Adjusted EBITDA of $127.6 million, described below, an increase of $13.6 million in depreciation and a $3.3 million goodwill impairment charge related to the College Humor Media business, partially offset by decreases of $23.2 million in amortization of intangibles and $14.1 million in stock-based compensation expense and a change of $20.9 million in acquisition-related contingent consideration fair value adjustments (income of $19.7 million in 2019 compared to expense of $1.1 million in 2018). The increase in depreciation was due primarily to the development of capitalized software to support ANGI's products and services, as well as leasehold improvements related to additional office space at ANGI. The decrease in amortization of intangibles was due primarily to the inclusion in 2018 of an impairment charge of $27.7 million at Search related to a trade name at the Desktop business and lower expense from the Combination, partially offset by recent acquisitions. The decrease in stock-based compensation expense was due primarily to a decrease of $38.0 million in modification and acceleration charges related to the Combination ($32.6 million in 2019 compared to $70.6 million in 2018), and the reversal of $7.6 million in cumulative expense in 2019 related to certain performance-based awards that did not vest, partially offset by the issuance of new equity awards since 2018, including those issued in connection with recent acquisitions, and modification charges at Corporate. The income from acquisition-related contingent consideration fair value adjustments in 2019 is due to the decrease in the expected amount of contingent consideration to be paid in connection with a previous acquisition.

•	Adjusted EBITDA decreased $127.6 million, or 38%, to $207.3 million, due primarily to decreases of $58.7 million from Search and $45.2 million from ANGI, and increased losses of $14.6 million, $13.7 million and $13.5 million from Corporate, Vimeo and Emerging & Other, respectively, partially offset by an increase of $18.2 million from Dotdash.

Acquisitions and dispositions affecting year-over-year comparability include:

Acquisitions:	Reportable Segment:	Acquisition Date:
Nursefly - controlling interest	Emerging & Other	June 26, 2019
Magisto	Vimeo	May 28, 2019
Fixd Repair	ANGI	January 25, 2019
TelTech	Emerging & Other	October 22, 2018
Handy	ANGI	October 19, 2018
iTranslate	Emerging & Other	March 15, 2018
Bluecrew - controlling interest	Emerging & Other	February 26, 2018
Dispositions:	Reportable Segment:	Sale Date:
Vimeo's hardware business	Vimeo	March 29, 2019
CityGrid	Emerging & Other	December 31, 2018
Felix	ANGI	December 31, 2018
Dictionary.com	Emerging & Other	November 13, 2018
Electus	Emerging & Other	October 29, 2018

Results of Operations for the Years Ended December 31, 2019, 2018 and 2017

Revenue

	Years Ended December 31,
	2019	$ Change	% Change	2018	$ Change	% Change	2017
	(Dollars in thousands)
ANGI Homeservices	$1,326,205	$193,964	17%	$1,132,241	$395,855	54%	$736,386
Vimeo	196,015	36,374	23%	159,641	56,309	54%	103,332
Dotdash	167,594	36,603	28%	130,991	40,101	44%	90,890
Search	742,184	(81,766)	(10)%	823,950	85,476	12%	738,474
Emerging & Other	274,107	(12,479)	(4)%	286,586	2,454	1%	284,132
Inter-segment elimination	(304)	57	16%	(361)	246	41%	(607)
Total	$2,705,801	$172,753	7%	$2,533,048	$580,441	30%	$1,952,607

For the year ended December 31, 2019 compared to the year ended December 31, 2018

•	ANGI revenue increased 17% to $1.3 billion driven by Marketplace Revenue growth of $210.7 million, or 27%, the growth of $6.2 million, or 9%, at the European businesses, partially offset by a decrease of $23.0 million, or 8% in Advertising & Other Revenue. Advertising & Other Revenue decreased due primarily to the sale of Felix on December 31, 2018, partially offset by the contribution from Fixd Repair, acquired on January 25, 2019. Marketplace Revenue growth was driven by a 17% increase in Marketplace Service Requests to 27.4 million and a 3% increase in Marketplace Paying SPs to 220,000, reflecting, in part, the contribution from Handy. Revenue growth at the European businesses was driven by growth across several countries, partially offset by the unfavorable impact from the strengthening of the U.S. dollar relative to the Euro and GBP.

•	Vimeo revenue grew 23% to $196.0 million due to Platform Revenue growth of $47.1 million, or 32%, partially offset by lower Hardware Revenue of $10.7 million due to the sale of the hardware business in the first quarter of 2019. Platform Revenue growth was driven by a 30% increase in Vimeo Ending Subscribers to 1.2 million and a 10% increase in average revenue per subscriber, including the contribution from Magisto, acquired May 28, 2019.

•	Dotdash revenue increased 28% to $167.6 million due to 22% higher Display Advertising Revenue and growth of 51% in Performance Marketing Revenue. Higher Display Advertising Revenue was due primarily to a 26% increase in traffic.

•	Search revenue decreased 10% to $742.2 million due to a decrease of $138.5 million, or 30%, from Desktop, partially offset by an increase of $56.8 million from Ask Media Group. The decrease at Desktop was driven by lower queries, due primarily to the Google policy changes referred to above, and continuing partnership declines. The increase in Ask Media Group revenue is due to growth in paid traffic, primarily in international markets.

•	Emerging & Other revenue decreased 4% to $274.1 million due primarily to the sales of Electus, Dictionary.com and CityGrid in the fourth quarter of 2018 and lower revenue at IAC Films, partially offset by an increase of $75.7 million from Mosaic Group, and the contribution from Bluecrew. The increase at Mosaic Group was driven by the acquisitions of TelTech and iTranslate, on October 22, 2018 and March 15, 2018, respectively and growth of 12% related to the ongoing transition to subscription products and new products.

For the year ended December 31, 2018 compared to the year ended December 31, 2017

•	ANGI revenue increased 54% to $1.1 billion driven by Marketplace Revenue growth of $193.1 million, or 33%, the contribution from Angie's List and growth of $12.6 million, or 22%, at the European businesses. Marketplace Revenue growth was driven by a 30% increase in Marketplace Service Requests to 23.5 million and an 18% increase in Marketplace Paying SPs to 214,000. Angie's List revenue reflects the write-off of deferred revenue due to the Combination of $5.5 million in 2018 compared to $7.8 million in 2017. Revenue growth at the European businesses was driven by the acquisition of controlling interest in MyBuilder on March 24, 2017, as well as growth across other regions. European revenue also benefited from the weakening of the U.S. dollar relative to the Euro.

14

•	Vimeo revenue grew 54% to $159.6 million due to Platform Revenue growth of $47.0 million, or 47%, and Hardware Revenue growth of $9.3 million, both due, in part, to the contribution of Livestream. Platform Revenue growth was further impacted by a 9% increase in Vimeo Ending Subscribers to 952,000 and average revenue per user growth of 31%.

•	Dotdash revenue grew 44% to $131.0 million due to strong Display Advertising Revenue growth across several verticals, particularly Verywell and The Spruce, as well as growth in Performance Marketing Revenue.

•	Search revenue increased 12% to $824.0 million due to an increase of $148.9 million from Ask Media Group, partially offset by a decrease of $63.4 million from Desktop. The increase in Ask Media Group revenue is due to growth in paid traffic, primarily in international markets. The decline at Desktop was driven by the business-to-business partnership operations' loss of certain partners and a decrease in the direct-to-consumer desktop applications business due primarily to lower revenue per query. The adoption of Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers ("ASU No. 2014-09"), resulted in a decrease in revenue of $6.5 million from Desktop.

•	Emerging & Other revenue increased 1% to $286.6 million due primarily to an increase of $67.7 million, or 121%, in Mosaic Group and the contribution from Bluecrew, partially offset by the sales of Electus and Dictionary.com in the fourth quarter of 2018, and lower revenue from IAC Films due to the sale of a film in the third quarter of 2017. The increase in Mosaic Group revenue was driven primarily by growth of 55% related to the ongoing transition to subscription products as well as higher marketing expense and new products, and contributions from iTranslate and TelTech. The adoption of ASU No. 2014-09 resulted in an increase in revenue of $7.3 million from Mosaic Group.

Cost of revenue

	Years Ended December 31,
	2019	$ Change	% Change	2018	$ Change	% Change	2017
	(Dollars in thousands)
Cost of revenue (exclusive of depreciation shown separately below)	$600,240	$99,088	20%	$501,152	$138,525	38%	$362,627
As a percentage of revenue	22%			20%			19%

For the year ended December 31, 2019 compared to the year ended December 31, 2018

Cost of revenue in 2019 increased from 2018 due to an increase of $102.6 million from Search.

•	The Search increase was due primarily to a net increase in traffic acquisition costs of $104.9 million driven by higher revenue sourced through partners at Ask Media Group, partially offset by a decrease at Desktop related to the decline in its business-to-business partnership revenue.

For the year ended December 31, 2018 compared to the year ended December 31, 2017

Cost of revenue in 2018 increased from 2017 due to increases of $122.9 million from Search, $21.7 million from ANGI and $19.0 million from Vimeo, partially offset by a decrease of $25.8 million from Emerging & Other.

•	The Search increase was due primarily to a net increase in traffic acquisition costs of $126.8 million principally driven by higher revenue at Ask Media Group, primarily in international markets, partially offset by a decline in revenue from the Desktop business.

•	The ANGI increase was due primarily to increases of $7.2 million in traffic acquisition costs, $7.0 million in credit card processing fees, including $3.5 million from the inclusion of Angie's List, and higher Marketplace Revenue, $3.7 million in costs associated with publishing and distributing the Angie's List Magazine and $2.5 million in hosting fees, principally from the inclusion of Angie's List.

•	The Vimeo increase was due primarily to the inclusion of Livestream.

•	The Emerging & Other decrease was due primarily to a decrease of $71.1 million in production costs, driven primarily by the sale of Electus in 2018 and lower revenue from IAC Films, and the sale of CityGrid in 2018, partially offset by expense of $17.3 million from the inclusion of Bluecrew, which was acquired on February 26, 2018, and an increase of $13.9 million in traffic acquisition costs related to increased subscription revenue at Mosaic Group and expense of $8.7 million from the inclusion of iTranslate and TelTech, acquired March 15, 2018 and October 22, 2018, respectively.

15

Selling and marketing expense

	Years Ended December 31,
	2019	$ Change	% Change	2018	$ Change	% Change	2017
	(Dollars in thousands)
Selling and marketing expense	$1,202,183	$102,696	9%	$1,099,487	$101,182	10%	$998,305
As a percentage of revenue	44%			43%			51%

For the year ended December 31, 2019 compared to the year ended December 31, 2018

Selling and marketing expense in 2019 increased from 2018 due to increases of $191.8 million from ANGI and $24.4 million from Vimeo, partially offset by a decrease of $115.7 million from Search.

•	The ANGI increase was due primarily to increases in advertising expense of $135.9 million and compensation expense of $24.4 million as well as $29.2 million of expense from the inclusion of Handy and Fixd Repair. The increase in advertising expense was due primarily to increased online marketing and television spend. The efficiency of online marketing spend was negatively impacted by traffic sourced through Google. In 2019, the proportion of service requests through Google free traffic declined while service requests through Google paid traffic increased. In addition, paid service requests were considerably more expensive on average than in 2018. We implemented new processes in the second half of 2019 and we expect the year-over-year increase in 2020 to be more modest, particularly in the back half of the year. As our new processes are fully in place, we are increasingly more focused on profitability targets of our paid service requests than the cost of each service request. Compensation expense increased due primarily to growth in the sales force.

•	The Vimeo increase was due primarily to higher marketing of $15.3 million, due primarily to expense from the inclusion of Magisto and a brand campaign in the first half of 2019, and an increase in compensation expense of $9.1 million due, in part, to growth in the sales force.

•	The Search decrease was due primarily to lower online marketing of $63.7 million at Desktop, as we mitigated the negative impact on revenue from Google's Chrome Web Store policy changes as well as other changes to policies under the Services Agreement, both of which occurred in 2019, and a decrease in marketing of $50.2 million at Ask Media Group, driven by an increase in the percentage of revenue sourced through partners resulting in higher traffic acquisition costs.

For the year ended December 31, 2018 compared to the year ended December 31, 2017

Selling and marketing expense in 2018 increased from 2017 due to increases of $77.4 million from ANGI, $40.2 million from Emerging & Other, $26.1 million from Vimeo and $8.1 million from Dotdash, partially offset by a decrease of $50.7 million from Search.

•	The ANGI increase was due primarily to increases in advertising expense of $53.7 million, reflecting the impact from the inclusion of Angie's List, compensation expense of $12.9 million and facilities costs of $5.1 million. The increase in advertising expense was due primarily to increased investments in online marketing and television spend. Compensation expense increased due primarily to growth in the sales force, partially offset by a decrease in stock based compensation expense of $22.4 million and the inclusion of $7.4 million in severance and retention costs in 2017 related to the Combination. The decrease in stock-based compensation expense reflects decreases of $13.3 million in expense due to the modification of previously issued HomeAdvisor equity awards, which were converted into ANGI Homeservices' equity awards ($1.6 million in 2018 compared to $14.8 million in 2017), and $9.0 million in expense related to previously issued Angie's List equity awards, including the acceleration of certain converted equity awards resulting from the termination of Angie's List employees in connection with the Combination ($0.6 million in 2018 compared to $9.6 million in 2017). Compensation expense in 2018 also reflects a reduction in sales commissions expense of $4.9 million due to the adoption of ASU No. 2014-09. As a percentage of revenue, selling and marketing expense declined due, in part, to accelerated revenue growth driven by capacity expansion efforts combined with marketing optimization efforts at HomeAdvisor.

16

•	The Emerging & Other increase was due primarily to higher online marketing expense of $35.2 million at Mosaic Group due primarily to expense from the inclusion of iTranslate and TelTech and an increase in marketing spend to acquire new subscribers.

•	The Vimeo increase was due primarily to increased investment in marketing of $13.2 million, $8.8 million of expense from the inclusion of Livestream and an increase in compensation expense of $3.2 million due, in part, to an increase in the sales force.

•	The Dotdash increase was due primarily to an increase in compensation expense of $7.7 million, including commission costs.

•	The Search decrease was due primarily to decreases of online marketing expense of $42.0 million and $9.0 million at Desktop and Ask Media Group, respectively.

General and administrative expense

	Years Ended December 31,
	2019	$ Change	% Change	2018	$ Change	% Change	2017
	(Dollars in thousands)
General and administrative expense	$617,235	$47,433	8%	$569,802	$41,476	8%	$528,326
As a percentage of revenue	23%			22%			27%

For the year ended December 31, 2019 compared to the year ended December 31, 2018

General and administrative expense in 2019 increased from 2018 due to increases of $28.2 million from Corporate, $24.8 million from ANGI and $12.4 million from Vimeo, partially offset by a decrease of $16.4 million from Emerging & Other.

•	The Corporate increase was due primarily to an increase in stock-based compensation expense and higher professional fees, including $7.9 million in costs related to the Separation. The increase in stock-based compensation expense was due primarily to the issuance of new equity awards since the prior year period and from modification charges in 2019.

•	The ANGI increase was due primarily to $30.4 million of expense from the inclusion of Handy and Fixd Repair, including $9.5 million of stock-based compensation expense related to awards issued in connection with these acquisitions, an increase of $16.8 million in bad debt expense due to higher Marketplace Revenue, and an increase of $3.0 million in software license and maintenance costs, partially offset by a decrease of $26.5 million in compensation expense and the inclusion in 2018 of $3.6 million in integration-related costs in connection with the Combination. The decrease in compensation expense was due primarily to a decrease of $37.1 million in stock-based compensation expense reflecting a decrease of $33.8 million in expense due to the modification and acceleration charges related to the Combination ($27.2 million in 2019 compared to $61.0 million in 2018) and the reversal of $7.3 million in cumulative expense in 2019 related to certain performance-based awards that did not vest, partially offset by the issuance of new equity awards since 2018.

•	The Vimeo increase was due primarily to an increase of $5.3 million in compensation expense due primarily to higher headcount, expense from the inclusion of Magisto and a charge of $2.1 million related to vacating office space.

•	The Emerging & Other decrease was due primarily to a change of $20.9 million in acquisition-related contingent consideration fair value adjustments (income of $19.7 million in 2019 compared to expense of $1.1 million in 2018) at Mosaic Group, and sales of Electus, Dictionary.com and CityGrid in 2018, partially offset by an increase of $10.8 million in compensation expense at Mosaic Group due primarily to recent acquisitions, an increase in compensation expense of $2.7 million from Bluecrew and $1.7 million in transaction costs related to the Care.com acquisition, which closed on February 11, 2020. General and administrative expense was further impacted by the inclusion in the third quarter of 2018 of a $4.8 million favorable legal settlement. The income from acquisition-related contingent consideration fair value adjustments in 2019 is due to the decrease in the expected amount of contingent consideration to be paid in connection with a previous acquisition.

17

For the year ended December 31, 2018 compared to the year ended December 31, 2017

General and administrative expense in 2018 increased from 2017 due to increases of $21.7 million from ANGI, $14.6 million from Corporate and $5.9 million from Vimeo.

•	The ANGI increase was due primarily to an increase of $19.7 million in bad debt expense due, in part, to higher Marketplace Revenue, increases of $8.8 million in software license and maintenance costs and $2.9 million in facilities costs, both reflecting the impact from the inclusion of Angie's List, $2.4 million in compensation expense and an increase in customer service expense of $3.4 million, partially offset by a reduction in transaction and integration-related costs principally related to the Combination of $21.9 million. The increase in compensation expense was due primarily to an increase in headcount following the Combination and existing business growth as well as $3.8 million of expense from the inclusion of Handy, almost entirely offset by a decrease of $25.6 million in stock-based compensation expense and a decrease of $9.2 million in severance and retention costs related to the Combination ($2.7 million in 2018 compared to $11.8 million in 2017). The decrease in stock-based compensation expense reflects decreases of $12.9 million in expense due to the modification of previously issued HomeAdvisor equity awards, which were converted into ANGI Homeservices' equity awards ($52.9 million in 2018 compared to $65.7 million in 2017) and $9.6 million in expense related to previously issued Angie's List equity awards, including the acceleration of certain converted equity awards resulting from the termination of Angie's List employees in connection with the Combination ($8.1 million in 2018 compared to $17.7 million in 2017), and the inclusion in 2017 of a modification charge related to a HomeAdvisor equity award, partially offset by acceleration of expense related to certain equity awards in the fourth quarter of 2018 in connection with the chief executive officer transition and the issuance of new equity awards since 2017.

•	The Corporate increase was due primarily to higher compensation costs.

•	The Vimeo increase was due primarily to $4.9 million of expense from the inclusion of Livestream and an increase in legal costs in 2018.

Product development expense

	Years Ended December 31,
	2019	$ Change	% Change	2018	$ Change	% Change	2017
	(Dollars in thousands)
Product development expense	$193,457	$16,159	9%	$177,298	$29,283	20%	$148,015
As a percentage of revenue	7%			7%			8%

For the year ended December 31, 2019 compared to the year ended December 31, 2018

Product development expense in 2019 increased from 2018 due to increases of $8.1 million from Dotdash, $7.8 million from Vimeo and $3.1 million from ANGI.

•	The Dotdash increase was due primarily to an increase of $7.4 million in compensation expense due primarily to higher headcount and an increase in expense for contractors engaged in content development.

•	The Vimeo increase was due primarily to an increase of $6.4 million in compensation expense due primarily to higher headcount and expense from the inclusion of Magisto.

•	The ANGI increase was due primarily to an increase of $6.1 million in expense from the inclusion of Handy, partially offset by decreases in compensation expense of $1.1 million, software license and maintenance costs of $0.9 million and outsourced personnel costs of $0.8 million.

18

For the year ended December 31, 2018 compared to the year ended December 31, 2017

Product development expense in 2018 increased from 2017 due to increases of $13.2 million from ANGI, $9.8 million from Vimeo and $6.0 million from Dotdash.

•	The ANGI increase was due primarily to increases of $4.9 million in compensation expense and $4.5 million in software license and maintenance costs, reflecting the impact from the inclusion of Angie's List. The increase in compensation expense was due primarily to increased headcount, partially offset by a decrease of $6.1 million in stock-based compensation expense resulting from a lower modification charge related to the Combination.

•	The Vimeo increase was due primarily to $8.7 million of expense from the inclusion of Livestream.

•	The Dotdash increase was due primarily to an increase of $5.7 million in compensation expense, due primarily to higher headcount.

Depreciation

	Years Ended December 31,
	2019	$ Change	% Change	2018	$ Change	% Change	2017
	(Dollars in thousands)
Depreciation	$55,949	$13,556	32%	$42,393	$1,577	4%	$40,816
As a percentage of revenue	2%			2%			2%

For the year ended December 31, 2019 compared to the year ended December 31, 2018

Depreciation in 2019 increased from 2018 due primarily to the development of capitalized software to support ANGI's products and services, as well as leasehold improvements related to additional office space at ANGI, partially offset by certain fixed assets becoming fully depreciated.

For the year ended December 31, 2018 compared to the year ended December 31, 2017

Depreciation in 2018 increased from 2017 due primarily to continued corporate growth at ANGI, partially offset by certain fixed assets becoming fully depreciated.

Operating income (loss)

	Years Ended December 31,
	2019	$ Change	% Change	2018	$ Change	% Change	2017
	(Dollars in thousands)
ANGI Homeservices	$38,645	$(25,261)	(40)%	$63,906	$213,082	NM	$(149,176)
Vimeo	(51,921)	(16,327)	(46)%	(35,594)	(8,266)	(30)%	(27,328)
Dotdash	29,021	10,243	55%	18,778	34,472	NM	(15,694)
Search	122,347	(29,078)	(19)%	151,425	(2,561)	(2)%	153,986
Emerging & Other	(21,790)	4,837	18%	(26,627)	(25,847)	(3,314)%	(780)
Corporate	(166,751)	(30,698)	(23)%	(136,053)	(10,413)	(8)%	(125,640)
Total	$(50,449)	$(86,284)	NM	$35,835	$200,467	NM	$(164,632)

As a percentage of revenue	(2)%			1%			(8)%

For the year ended December 31, 2019 compared to the year ended December 31, 2018

Operating income decreased to a loss in 2019, due to a decrease in Adjusted EBITDA of $127.6 million described below, an increase of $13.6 million in depreciation and a $3.3 million goodwill impairment charge related to the College Humor Media business, partially offset by decreases of $23.2 million in amortization of intangibles and $14.1 million in stock-based compensation expense and a change of $20.9 million in acquisition-related contingent consideration fair value adjustments (income of $19.7 million in 2019 compared to expense of $1.1 million in 2018). The increase in depreciation was due primarily to the development of capitalized software to support ANGI's products and services, as well as leasehold improvements related to additional office space at ANGI. The decrease in amortization of intangibles was due primarily to the inclusion in 2018 of an impairment charge of $27.7 million at Search related to a trade name at the Desktop business and lower expense from the Combination, partially offset by recent acquisitions. The decrease in stock-based compensation expense was due primarily to a decrease of $38.0 million in modification and acceleration charges related to the Combination ($32.6 million in 2019 compared to $70.6 million in 2018), and the reversal of $7.6 million in cumulative expense in 2019 related to certain performance-based awards that did not vest, partially offset by the issuance of new equity awards since 2018, including those issued in connection with recent acquisitions, and modification charges at Corporate. The income from acquisition-related contingent consideration fair value adjustments in 2019 is due to the decrease in the expected amount of contingent consideration to be paid in connection with a previous acquisition.

At December 31, 2019, there was $158.3 million of unrecognized compensation cost, net of estimated forfeitures, related to all equity-based awards, which is expected to be recognized over a weighted average period of approximately 2.2 years.

For the year ended December 31, 2018 compared to the year ended December 31, 2017

Operating income in 2018 increased from a loss in 2017 due primarily to an increase in Adjusted EBITDA of $227.0 million described below, a decrease of $43.6 million in stock-based compensation expense, partially offset by increases of $67.9 million in amortization of intangibles and $1.6 million in depreciation and a change of $0.6 million in acquisition-related contingent consideration fair value adjustments. The decrease in stock-based compensation expense was due primarily to a decrease of $51.4 million in modification and acceleration charges related to the Combination ($70.6 million in 2018 compared to $122.1 million in 2017) and the inclusion in 2017 of a modification charge related to a HomeAdvisor equity award, partially offset by the modification of certain awards in 2018, due, in part, to the sale of businesses during the fourth quarter of 2018, and the issuance of new equity awards since 2017. The increase in amortization of intangibles reflects an increase in amortization expense of $39.4 million related to the Combination, the inclusion in 2018 of an indefinite-lived intangible asset impairment charge of $27.7 million at Search related to a trade name at the Desktop business and an increase in amortization expense of $4.0 million related to the acquisition of Livestream, partially offset by a Dotdash definite-lived trade name that became fully amortized in 2017. Certain Google policy changes related to its Chrome browser became effective on September 12, 2018; the expected reduction in future revenue and profits of the Desktop business due to these policy changes and other factors resulted in a $27.7 million impairment of the related indefinite-lived intangible asset in the fourth quarter of 2018.

Adjusted EBITDA

	Years Ended December 31,
	2019	$ Change	% Change	2018	$ Change	% Change	2017
	(Dollars in thousands)
ANGI Homeservices	$202,297	$(45,209)	(18)%	$247,506	$209,648	554%	$37,858
Vimeo	(41,790)	(13,745)	(49)%	(28,045)	(4,438)	(19)%	(23,607)
Dotdash	39,601	18,217	85%	21,384	24,147	NM	(2,763)
Search	124,163	(58,742)	(32)%	182,905	20,882	13%	162,023
Emerging & Other	(28,368)	(13,479)	(91)%	(14,889)	(17,013)	NM	2,124
Corporate	(88,617)	(14,606)	(20)%	(74,011)	(6,263)	(9)%	(67,748)
Total	$207,286	$(127,564)	(38)%	$334,850	$226,963	210%	$107,887

As a percentage of revenue	8%			13%			6%

For a reconciliation of net earnings attributable to Old IAC equity in IAC Holdings, Inc. to operating (loss) income to combined Adjusted EBITDA, see "Principles of Financial Reporting." For a reconciliation of operating (loss) income to Adjusted EBITDA for New IAC's reportable segments, see "Note 10—Segment Information" to the combined financial statements included in "Combined Financial Statements."

20

For the year ended December 31, 2019 compared to the year ended December 31, 2018

•	ANGI Adjusted EBITDA decreased 18% to $202.3 million, despite higher revenue, due primarily to higher selling and marketing expense as a percentage of revenue, an increase of $16.8 million in bad debt expense due to higher Marketplace Revenue, investments in Fixd Repair and Handy, partially offset by the inclusion in 2018 of $9.0 million in costs related to the Combination (including deferred revenue write-offs, severance, retention and integration-related costs).

•	Vimeo Adjusted EBITDA loss increased 49% to a loss of $41.8 million, despite higher revenue, due primarily to higher marketing, including expense from the inclusion of Magisto and a brand campaign in the first half of 2019, as well as higher compensation expense due primarily to an increase in headcount, including its sales force, and a charge of $2.1 million related to vacating office space.

•	Dotdash Adjusted EBITDA increased 85% to $39.6 million due primarily to higher revenue and lower operating expenses as a percentage of revenue, partially offset by a charge of $2.6 million related to the early termination of a lease.

•	Search Adjusted EBITDA decreased 32% to $124.2 million due primarily to a decrease in revenue and higher traffic acquisition costs as a percentage of revenue, partially offset by lower selling and marketing expense as a percentage of revenue.

•	Emerging & Other Adjusted EBITDA loss increased 91% to $28.4 million due primarily to increased investments in Bluecrew and College Humor Media, and the sales of Dictionary.com and CityGrid, partially offset by increased profits from Mosaic Group.

•	Corporate Adjusted EBITDA loss increased 20% to $88.6 million due primarily to higher professional fees, including $7.9 million in costs related to the Separation.

For the year ended December 31, 2018 compared to the year ended December 31, 2017

•	ANGI Adjusted EBITDA increased 554% to $247.5 million, due primarily to the increase of $395.9 million in revenue, a reduction in transaction and integration-related costs principally related to the Combination of $39.1 million and lower selling and marketing expense as a percentage of revenue, partially offset by higher compensation expense due, in part, to increased headcount following the Combination, and increases of $21.7 million in cost of revenue, $19.7 million in bad debt expense, $15.2 million in software license and maintenance cost and $9.4 million in facilities costs. Additionally, Adjusted EBITDA in 2018 benefited from a reduction in sales commissions expense of $4.9 million due to the adoption of ASU No. 2014-09.

•	Vimeo Adjusted EBITDA loss increased 19% to a loss of $28.0 million, despite higher revenue, driven by investments in marketing and product development expense to continue to grow the business and an increase in legal costs.

•	Dotdash Adjusted EBITDA improved to a profit of $21.4 million in 2018 from a loss of $2.8 million in 2017, due primarily to higher revenue and lower operating expenses as a percentage of revenue.

•	Search Adjusted EBITDA increased 13% to $182.9 million, due primarily to higher revenue and lower marketing expense, partially offset by higher traffic acquisition costs.

•	Emerging & Other Adjusted EBITDA decreased $17.0 million to a loss of $14.9 million due primarily to reduced profits from both Mosaic Group and Electus, and increased investments in College Humor Media and Bluecrew, partially offset by a favorable legal settlement of $4.8 million in the third quarter of 2018 and profits at IAC Films.

•	Corporate Adjusted EBITDA loss increased 9% to $74.0 million due primarily to higher compensation costs.

Interest (expense) income, net

Interest expense—third party relates to interest on the ANGI Term Loan, which is due on November 5, 2023, and commitment fees on an undrawn ANGI Credit Facility, which commenced on November 5, 2018, and an undrawn IAC Group Credit Facility, which was amended and restated on November 5, 2018.

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Interest income, net—related party primarily relates to net interest income earned by New IAC on cash transfers to Old IAC under its centrally managed U.S. treasury function.

	Years Ended December 31,
	2019	$ Change	% Change	2018	$ Change	% Change	2017
	(Dollars in thousands)
Interest expense—third party	$11,904	$(1,155)	(9)%	$13,059	$10,878	499%	$2,181
Interest income, net—related party	$420	95	29%	325	(23,331)	(99)%	23,656

Other income, net

	Years Ended December 31,
	2019	$ Change	% Change	2018	$ Change	% Change	2017
	(Dollars in thousands)
Other income, net	$33,627	$(248,843)	(88)%	$282,470	$270,107	2,185%	$12,363

Other income, net in 2019 includes: a $20.5 million gain related to the sale of our investment in Pinterest; $18.5 million in net upward adjustments related to investments in equity securities without readily determinable fair values; $14.7 million of interest income; an unrealized reduction of $9.1 million in the estimated fair value of a warrant; a realized loss of $8.2 million related to the sale of Vimeo's hardware business in the first quarter of 2019; and a $1.8 million mark-to-market charge for an indemnification claim related to the Handy acquisition that will be settled in ANGI shares held in escrow.

Other income, net in 2018 includes: a $26.8 million realized gain on the sale of certain Pinterest shares held by New IAC and a $128.8 million unrealized gain (or upward adjustment) to adjust our remaining interest in Pinterest to fair value in accordance with ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, which was adopted effective January 1, 2018; $120.6 million in gains related to the sales of Dictionary.com, Electus, Felix and CityGrid; and $8.8 million of interest income.

Other income, net in 2017 includes: $25.8 million in realized gains related to the sale of certain investments; $4.0 million of interest income; $9.9 million in other-than-temporary impairment charges related to certain investments; and $6.6 million in net foreign currency exchange losses due primarily to the weakening of the dollar relative to the British Pound.

Income tax benefit (provision)

	Years Ended December 31,
	2019	$ Change	% Change	2018	$ Change	% Change	2017
	(Dollars in thousands)
Income tax benefit (provision)	$60,489	$73,689	NM	$(13,200)	$(168,602)	NM	$155,402
Effective income tax rate	214%			4%			(119)%

For further details of income tax matters, see "Note 3—Income Taxes" to the combined financial statements included in "Combined Financial Statements."

In 2019, New IAC recorded an income tax benefit of $60.5 million due primarily to excess tax benefits generated by the exercise and vesting of stock-based awards, realization of certain deferred tax assets, and research credits.

In 2018, New IAC recorded an income tax provision of $13.2 million, which represented an effective tax rate of 4%. The effective income tax rate was lower than the statutory rate of 21% due primarily to excess tax benefits generated by the exercise and vesting of stock-based awards.

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the "Tax Act"). The Tax Act subjected to U.S. taxation certain previously deferred earnings of foreign subsidiaries as of December 31, 2017 ("Transition Tax") and implemented a number of changes that took effect on January 1, 2018, including but not limited to, a reduction of the U.S. federal corporate tax rate from 35% to 21% and a new minimum tax on global intangible low-taxed income ("GILTI") earned by foreign subsidiaries. New IAC was able to make a reasonable estimate of the Transition Tax and recorded a provisional tax expense in the fourth quarter of 2017. In 2018, New IAC finalized this calculation, which resulted in no adjustment to the Transition Tax.

In 2017, New IAC recorded an income tax benefit of $155.4 million, which was due primarily to the effect of adopting the provisions of ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, on January 1, 2017, the net effect of the Tax Act, and foreign income taxed at lower rates. Under ASU No. 2016-09, excess tax benefits generated by the exercise, purchase or settlement of stock-based awards of $77.6 million in 2017 are recognized as a reduction to the income tax provision rather than as an increase to invested capital.

Net (earnings) loss attributable to noncontrolling interests

Noncontrolling interests represent the noncontrolling holders’ percentage share of earnings or losses from the subsidiaries in which New IAC holds a majority, but less than 100%, ownership interest and the results of which are included in our combined financial statements.

	Years Ended December 31,
	2019	$ Change	% Change	2018	$ Change	% Change	2017
	(Dollars in thousands)
Net (earnings) loss attributable to noncontrolling interests	$(9,288)	$36,311	80%	$(45,599)	$(57,997)	NM	$12,398

Net earnings attributable to noncontrolling interests in 2019 represents the publicly-held interest in ANGI's earnings as well as third party interests in the subsidiary that held the gain on our investment in Pinterest.

Net earnings attributable to noncontrolling interests in 2018 primarily represents third party interests in a subsidiary that held the unrealized gains related to our investment in Pinterest, which was adjusted during the second quarter of 2018 to fair value in accordance with ASU No. 2016-01, as well as the publicly-held interest in ANGI's earnings, partially offset by net losses attributable to the noncontrolling interests in certain subsidiaries within the Emerging & Other and Vimeo segments.

Net loss attributable to noncontrolling interests in 2017 primarily represents the publicly-held interest in ANGI's losses, partially offset by third party interests in a subsidiary that held the realized gains related to our investment in Pinterest.

PRINCIPLES OF FINANCIAL REPORTING

New IAC reports Adjusted EBITDA as a supplemental measure to U.S. generally accepted accounting principles ("GAAP"). This measure is one of the primary metrics by which we evaluate the performance of our businesses, on which our internal budgets are based and by which management is compensated. We believe that investors should have access to, and we are obligated to provide, the same set of tools that we use in analyzing our results. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. New IAC endeavors to compensate for the limitations of the non-GAAP measure presented by providing the comparable GAAP measure with equal or greater prominence and descriptions of the reconciling items, including quantifying such items, to derive the non-GAAP measure. We encourage investors to examine the reconciling adjustments between the GAAP and non-GAAP measure, which we discuss below.

Definition of Non-GAAP Measure

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating income excluding: (1) stock-based compensation expense; (2) depreciation; and (3) acquisition-related items consisting of (i) amortization of intangible assets and impairments of goodwill and intangible assets, if applicable, and (ii) gains and losses recognized on changes in the fair value of contingent consideration arrangements. We believe this measure is useful for analysts and investors as this measure allows a more meaningful comparison between our performance and that of our competitors. The above items are excluded from our Adjusted EBITDA measure because these items are non-cash in nature. Adjusted EBITDA has certain limitations because it excludes the impact of these expenses.

The following table reconciles net earnings attributable to Old IAC equity in IAC Holdings, Inc. to operating (loss) income to combined Adjusted EBITDA:

	Years Ended December 31,
	2019	2018	2017
	(In thousands)
Net earnings attributable to Old IAC equity in IAC Holdings, Inc.	$22,895	$246,772	$37,006
Add back:
Net earnings (loss) attributable to noncontrolling interests	9,288	45,599	(12,398)
Income tax (benefit) provision	(60,489)	13,200	(155,402)
Other income, net	(33,627)	(282,470)	(12,363)
Interest income, net—related party	(420)	(325)	(23,656)
Interest expense—third party	11,904	13,059	2,181
Operating (loss) income	(50,449)	35,835	(164,632)
Stock-based compensation expense	134,338	148,405	192,005
Depreciation	55,949	42,393	40,816
Amortization of intangibles	83,868	107,081	39,150
Goodwill impairment	3,318	—	—
Acquisition-related contingent consideration fair value adjustments	(19,738)	1,136	548
Adjusted EBITDA	$207,286	$334,850	$107,887

For a reconciliation of operating (loss) income to Adjusted EBITDA for New IAC's reportable segments, see "Note 10—Segment Information" to the combined financial statements included in "Combined Financial Statements."

Non-Cash Expenses That Are Excluded From Adjusted EBITDA

Stock-based compensation expense consists principally of expense associated with awards issued by certain of the combined subsidiaries of New IAC and an allocation of expense from Old IAC related to awards issued to New IAC employees that were granted under various Old IAC stock and annual incentive plans. These expenses are not paid in cash.

Depreciation is a non-cash expense related to our property and equipment and is computed using the straight-line method to allocate the cost of depreciable assets to operations over their estimated useful lives, or, in the case of leasehold improvements, the lease term, if shorter.

Amortization of intangible assets and impairments of goodwill and intangible assets are non-cash expenses related primarily to acquisitions. At the time of an acquisition, the identifiable definite-lived intangible assets of the acquired company, such as technology, service professional relationships, customer lists and user base, memberships, trade names and content, are valued and amortized over their estimated lives. Value is also assigned to acquired indefinite-lived intangible assets, which comprise trade names and trademarks, and goodwill that are not subject to amortization. An impairment is recorded when the carrying value of an intangible asset or goodwill exceeds its fair value. We believe that intangible assets represent costs incurred by the acquired company to build value prior to acquisition and the related amortization and impairment charges of intangible assets or goodwill, if applicable, are not ongoing costs of doing business.

Gains and losses recognized on changes in the fair value of contingent consideration arrangements are accounting adjustments to report contingent consideration liabilities at fair value. These adjustments can be highly variable and are excluded from our assessment of performance because they are considered non-operational in nature and, therefore, are not indicative of current or future performance or the ongoing cost of doing business.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Financial Position

	December 31,
	2019	2018
	(In thousands)
ANGI cash and cash equivalents and marketable securities:
United States	$377,648	$328,795
All other countries	12,917	8,189
Total cash and cash equivalents	390,565	336,984
Marketable debt securities (United States)	—	24,947
Total ANGI cash and cash equivalents and marketable debt securities	390,565	361,931

New IAC (excluding ANGI) cash and cash equivalents and marketable securities:
United States	392,521	498,926
All other countries	56,710	49,065
Total cash and cash equivalents	449,231	547,991
Marketable equity security (United States)	—	419
Total New IAC (excluding ANGI) cash and cash equivalents and marketable equity securities	449,231	548,410

Total cash and cash equivalents and marketable securities	$839,796	$910,341
Long-term debt:
ANGI Term Loan	$247,500	$261,250
Less: current portion of ANGI Term Loan	13,750	13,750
Less: unamortized debt issuance costs	1,804	2,529
Total long-term debt, net	$231,946	$244,971

Total long-term debt—related party	$—	$2,500

New IAC and ANGI Long-term Debt

For a detailed description of long-term debt, see "Note 7—Long-term Debt" and for a detailed description of Long-term debt—related party, see "Note 13—Related Party Transactions" to the combined financial statements included in "Combined Financial Statements."

Cash Flow Information

In summary, New IAC's cash flows are as follows:

	Years Ended December 31,
	2019	2018	2017
	(In thousands)
Net cash provided by (used in):
Operating activities	$251,800	$369,435	$140,417
Investing activities	$(421,868)	$(44,682)	$(161,037)
Financing activities	$124,086	$(197,738)	$246,804

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Net cash provided by operating activities consists of earnings adjusted for non-cash items, the effect of changes in working capital and acquisition-related contingent consideration payments (to the extent greater than the liability initially recognized at the time of acquisition). Non-cash adjustments include stock-based compensation expense, net gains on equity securities, deferred income taxes, net losses (gains) from the sale of businesses, amortization of intangibles, bad debt expense, depreciation, and goodwill impairment.

2019

Adjustments to earnings consist primarily of $134.3 million of stock-based compensation expense, $83.9 million of amortization of intangibles, $65.7 million of bad debt expense, and $55.9 million of depreciation, partially offset by $62.8 million of deferred income taxes and $41.4 million of net gains on equity securities. The deferred income tax benefit primarily relates to the net operating loss created by the exercise and vesting of stock-based awards and the realization of gains on certain equity securities. The decrease from changes in working capital primarily consists of an increase in accounts receivable of $73.6 million, partially offset by an increase in deferred revenue of $28.1 million and a decrease in other assets of $10.6 million. The increase in accounts receivable is primarily due to revenue growth at ANGI and Dotdash. The increase in deferred revenue is due primarily to growth in subscription sales at Vimeo and Mosaic Group. The decrease in other assets is due, in part, to a decrease in capitalized downloadable search toolbar costs at Search.

Net cash used in investing activities includes cash used for investments and acquisitions of $455.6 million, principally related to the investment in Turo and acquisitions of Magisto and Fixd Repair, capital expenditures of $97.9 million, primarily related to investments in the development of capitalized software at ANGI to support its products and services as well as leasehold improvements related to additional office space at ANGI, and the payment of a deposit of $23.0 million for an ownership interest in an aircraft at Corporate, and an increase in related party notes receivable of $54.8 million, partially offset by net proceeds from the sale of investments and businesses of $164.8 million, principally related to the sale of our investment in Pinterest and the proceeds received in 2019 related to the December 31, 2018 sale of Felix, and proceeds from maturities (net of purchases) of marketable debt securities of $25.0 million.

Net cash provided by financing activities includes cash transfers of $263.3 million from Old IAC pursuant to Old IAC's centrally managed U.S. treasury function, partially offset by $56.9 million for the repurchase of 7.2 million shares of ANGI common stock, on a settlement date basis, at an average price of $7.90 per share, $35.3 million for withholding taxes paid on behalf of ANGI employees for stock-based awards that were net settled, $27.5 million for distributions to and purchases of noncontrolling interests, and $13.8 million in principal payments on ANGI debt.

2018

Adjustments to earnings consist primarily of $148.4 million of stock-based compensation expense, $107.1 million of amortization of intangibles, $48.4 million of bad debt expense, $42.4 million of depreciation, partially offset by $153.4 million of net gains on equity securities and $121.3 million of net gains from the sale of businesses. The decrease from changes in working capital primarily consists of an increase in accounts receivable of $52.1 million and an increase in other assets of $29.8 million, partially offset by an increase in deferred revenue of $36.4 million and an increase in accounts payable and other liabilities of $35.6 million. The increase in accounts receivable is primarily due to revenue growth at ANGI, Ask Media Group, and Dotdash, partially offset by a decrease at Mosaic Group related to the timing of cash receipts, including cash received in the fourth quarter of 2018 rather than in the first quarter of 2019. The increase in other assets is primarily due to increases in (i) capitalized production costs of various production deals at College Humor Media, Electus, and IAC Films, (ii) capitalized sales commissions at ANGI, and (iii) capitalized mobile app store fees at Mosaic Group. The increase in deferred revenue is due primarily to growth in subscription sales at Vimeo and Mosaic Group. The increase in accounts payable and other liabilities is primarily due to increases in (i) accrued employee compensation due, in part, to the timing of payments of cash bonuses, (ii) payables and accruals at Ask Media Group due to growth in paid traffic, primarily in international markets and (iii) payables at Vimeo due to timing of payments.

Net cash used in investing activities includes cash used for acquisitions and investments of $114.8 million, which includes the TelTech, iTranslate, Bluecrew and Handy acquisitions, capital expenditures of $54.7 million, primarily related to investments in the development of capitalized software at ANGI to support their products and services and in leasehold improvements, purchases (net of maturities) of marketable debt securities of $24.7 million, partially offset by net proceeds from the sale of businesses and investments of $136.3 million, which includes the sales of Dictionary.com and Electus, and $10.4 million in net proceeds from the sale of Angie's List's campus located in Indianapolis.

Net cash used in financing activities includes cash transfers of $144.1 million to Old IAC pursuant to Old IAC's centrally managed U.S. treasury function, $29.8 million for withholding taxes paid on behalf of ANGI employees for stock-based awards that were net settled, $13.8 million in principal payments on ANGI debt, and $12.5 million for distributions to and purchases of noncontrolling interests.

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2017

Adjustments to earnings consist primarily of $192.0 million of stock-based compensation expense, $40.8 million of depreciation, $39.2 million of amortization of intangibles, $28.5 million of bad debt expense, partially offset by $126.7 million of deferred income taxes and $25.8 million of net gains on equity securities. The deferred income tax benefit primarily relates to the net operating loss created primarily by excess tax benefits of $77.6 million related to stock-based awards, a reduction in deferred tax liabilities for a change in the federal tax rate from 35% to 21%, and the modification charge for the conversion and acceleration of stock-based awards in connection with the Combination, partially offset by the provisional Transition Tax. The decrease from changes in working capital consists primarily of an increase in accounts receivable of $62.2 million and a decrease in income taxes payable and receivable of $7.4 million, partially offset by a decrease in other assets of $17.9 million. The increase in accounts receivable is primarily due to revenue growth at ANGI and Vimeo. The decrease in income taxes payable and receivable is due to foreign income tax payments in excess of foreign income tax accruals. The decrease in other assets is primarily due to a decrease in production costs at IAC Films.

Net cash used in investing activities includes acquisitions and purchases of investments of $146.3 million, which includes the Livestream, Angie’s List, MyBuilder and HomeStars acquisitions, and capital expenditures of $46.2 million, primarily related to investments in development of capitalized software at ANGI to support their products and services, computer hardware and New IAC’s purchase of a 50% ownership interest in an aircraft as a replacement for a then existing 50% interest in a previously owned aircraft, which was sold on February 13, 2018, partially offset by net proceeds from the sale of businesses and investments of $28.6 million, which is primarily related to the sale of certain investments.

Net cash provided by financing activities includes $275.0 million in proceeds from the ANGI Term Loan, cash transfers of $8.0 million from Old IAC pursuant to Old IAC’s centrally managed U.S. treasury function, partially offset by $19.7 million for distributions to and purchases of noncontrolling interests, and $10.1 million for withholding taxes paid on behalf of ANGI employees for stock-based awards that were net settled.

Liquidity and Capital Resources

Prior to the Separation, domestically, New IAC participated in Old IAC’s centrally managed U.S. treasury function in which Old IAC sweeps New IAC’s domestic cash.

Prior to the Separation, New IAC’s principal sources of liquidity are the funding we received from Old IAC, cash and cash equivalents, cash flows generated from operations and available borrowings under the IAC Group Credit Facility. New IAC's combined cash and cash equivalents at December 31, 2019 were $839.8 million, of which $390.6 million was held by ANGI. New IAC generated $251.8 million of operating cash flows for the year ended December 31, 2019, of which $214.2 million was generated by ANGI. ANGI is a separate and distinct legal entity with its own public shareholders and board of directors and has no obligation to provide New IAC with funds. As a result, New IAC cannot freely access the cash of ANGI and its subsidiaries. In addition, certain agreements governing ANGI indebtedness limit the payment of dividends or distributions and loans or advances to stockholders, including New IAC, in the event a default has occurred or in the case of ANGI, its consolidated net leverage ratio (as defined in the ANGI Term Loan) exceeds 4.5 to 1.0. There were no such limitations at December 31, 2019.

On November 5, 2018, ANGI entered into a five-year $250 million revolving credit facility. The annual commitment fee on undrawn funds is currently 25 basis points and is based on the consolidated net leverage ratio most recently reported. Borrowings under the ANGI Credit Facility bear interest, at ANGI’s option, at either a base rate or LIBOR, in each case plus an applicable margin, which is based on ANGI’s consolidated net leverage ratio. On November 5, 2018, the ANGI Term Loan was amended and restated, and is now due on November 5, 2023. On November 5, 2018, the IAC Group Credit Facility was amended and restated, reducing the facility size from $300 million to $250 million, and now expires on November 5, 2023. There were no outstanding borrowings under the ANGI and IAC Group credit facilities at December 31, 2019.

New IAC anticipates that it will need to make capital and other expenditures in connection with the development and expansion of its operations. New IAC's 2020 capital expenditures are expected to be lower than 2019 capital expenditures of $97.9 million by approximately 30% to 35%, driven primarily by lower capital expenditures at Corporate due to timing of payments related to the purchase of an aircraft and at ANGI related to lower leasehold improvements. The remaining payment of $13.1 million related to the purchase of a 50% interest in the aforementioned aircraft is expected to be made in 2021.

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On February 6, 2019, the Board of Directors of ANGI authorized ANGI to repurchase up to 15 million shares of its common stock. During the year ended December 31, 2019, ANGI repurchased 7.3 million shares, on a trade date basis, of its common stock at an average price of $7.91 per share, or $57.9 million in aggregate. From January 1, 2020 through February 4, 2020, ANGI repurchased an additional 0.3 million shares at an average price of $8.29 per share, or $2.1 million in aggregate. ANGI had 7.4 million shares remaining in its share repurchase authorization as of February 4, 2020. On March 9, 2020, the Board of Directors of ANGI authorized ANGI to repurchase up to an additional 20 million shares of its common stock.

ANGI may purchase shares over an indefinite period of time on the open market and in privately negotiated transactions, depending on those factors management deems relevant at any particular time, including, without limitation, market conditions, share price and future outlook.

Historically, Old IAC has granted stock settled stock appreciation rights to employees and management that are denominated in the equity of certain of non-publicly traded subsidiaries comprising New IAC. Prior to the Separation, these equity awards have been and will be settled on a net basis, with the award holder entitled to receive Old IAC shares equal to the intrinsic value of the award upon settlement less an amount equal to the required cash tax withholding payment, which has been and will be paid by Old IAC. Subsequent to the Separation, these equity awards will continue to be settled on a net basis, with the award holder entitled to receive New IAC shares rather than Old IAC shares equal to the intrinsic value of the award upon settlement less an amount equal to the required cash tax withholding payment, which will be paid by New IAC. The aggregate intrinsic value of these awards outstanding at January 31, 2020 is $40.5 million; assuming these awards were net settled on January 31, 2020, the withholding taxes that would be payable are $20.2 million, assuming a 50% withholding rate, and Old IAC would have issued 0.1 million common shares. To the extent these awards are settled subsequent to the Separation, the number of New IAC shares ultimately needed to settle these awards and the cash withholding tax obligation may vary significantly as a result of the determination of the fair value of the relevant subsidiary. In addition, the number of New IAC shares required to settle these awards will be impacted by movement in New IAC’s stock price.

Certain equity awards issued prior to the Combination to employees of ANGI and denominated in the shares of those subsidiaries may be settled using Old IAC shares at Old IAC’s election. Subsequent to the Separation, these awards may be settled using New IAC shares at New IAC’s election.

ANGI currently settles all equity awards on a net basis. In connection with the Combination, previously issued stock appreciation rights related to the common stock of HomeAdvisor (US) were converted into ANGI stock appreciation rights that are settleable, at ANGI’s option, on a net basis with ANGI remitting withholding taxes on behalf of the employee or on a gross basis with ANGI issuing a sufficient number of Class A shares to cover the withholding taxes. While these awards can be settled in either Class A shares of ANGI or shares of Old IAC common stock at Old IAC’s option, these awards are currently being settled in shares of ANGI. The aggregate intrinsic value of these awards outstanding at January 31, 2020 is $104.6 million; assuming these awards were net settled on January 31, 2020, the withholding taxes that would be payable are $52.3 million, assuming a 50% withholding rate, and ANGI would have issued 6.5 million Class A shares. The aggregate intrinsic value of all other ANGI equity awards, including stock options, RSUs and subsidiary denominated equity at January 31, 2020 is $82.4 million; assuming these awards were net settled on January 31, 2020, the withholding taxes that would be payable are $41.2 million, assuming a 50% withholding rate, and ANGI would have issued 5.1 million Class A shares.

Old IAC has granted stock options to employees of New IAC. At January 31, 2020, the aggregate intrinsic value, calculated as the difference between Old IAC’s closing stock price on January 31, 2020 and the exercise price, multiplied by the number of in-the-money awards that would have been exercised had all award holders exercised their awards, is $845.7 million. In connection with the Separation, the Old IAC denominated stock options that are outstanding as of December 19, 2019, and immediately prior to the completion of the Transactions, will be converted into stock options to purchase New IAC common stock and stock options to purchase New Match common stock in a manner that preserves the spread value of the stock options immediately before and immediately after the adjustment, with the allocation between the two stock options based on the value of a share of New IAC common stock relative to the value of a share of New Match common stock multiplied by the Reclassification Exchange Ratio. Old IAC denominated stock options that are granted on or after December 20, 2019 and outstanding immediately prior to the completion of the Transactions, will be converted into stock options to purchase New IAC common stock on the same terms and conditions applicable to the existing equity award, with equitable adjustments to the number of shares of New IAC common stock covered by the option and the applicable option exercise price. Assuming all stock options outstanding on January 31, 2020, were net settled on that date, withholding taxes, which will be paid by Old IAC for periods prior to the Separation and by New IAC and New Match for periods subsequent to the Separation on behalf of the employees upon exercise, would have been $422.8 million in aggregate (of which $335.5 million is related to vested stock options and $87.3 million is related to unvested stock options) assuming a 50% withholding rate.

As of December 31, 2019, New IAC's economic interest and voting interest in ANGI is 84.1% and 98.1%, respectively. New IAC intends to take steps if necessary to maintain an economic interest in ANGI of at least 80%.

29

At December 31, 2019, all of New IAC’s international cash can be repatriated without significant tax consequences.

On February 11, 2020, the Company completed the acquisition of Care.com for an aggregate purchase price of approximately $627 million. Care.com’s cash and cash equivalents and marketable securities balance, which would be included as part of the assets acquired, was approximately $131.6 million as of December 31, 2019.

If the Separation is consummated:

•	Old IAC will contribute the cash and cash equivalents held by Old IAC (except for cash held by ANGI and Match) to New IAC. Had the Separation been consummated on December 31, 2019, the approximate amount that would have been contributed as of December 31, 2019 is $1.8 billion. Following this contribution, New IAC’s cash and cash equivalents and marketable securities balance would have been approximately $2.7 billion, of which $390.6 million was held by ANGI.

•	Match has agreed to make a loan to Old IAC in an aggregate principal amount equal to the product of (i) $3.00 and (ii) the number of shares of Match capital stock outstanding immediately prior to the effective time of the Separation, excluding any shares of Match capital stock held by a wholly owned subsidiary of Match (the “Match loan”). As part of the Separation, all Match stockholders, other than Old IAC, in respect of each share of Match common stock held, may elect to receive either $3.00 in cash or an additional $3.00 worth of New Match common stock valued at the Match VWAP. Old IAC will contribute the proceeds of the Match loan, less an amount equal to the product of $3.00 multiplied by the aggregate number of shares of Match capital stock in respect of which Match holders have made a valid cash election, to New IAC. Based on shares outstanding on December 31, 2019, New IAC will receive a contribution of approximately $680 million, assuming all non-IAC Match shareholders elect to receive $3.00 in cash and an additional amount of approximately $163 million if all non-IAC Match shareholders elect to receive additional Match shares. Following the Separation, the Match loan will remain as the obligation of New Match payable to Match and may be eliminated through certain intercompany transactions between Match and New Match; New IAC will not have any obligations with regards to the Match loan.

•	New IAC’s debt immediately following the consummation of the Separation will relate solely to the ANGI Term Loan, which was $245.7 million as of December 31, 2019.

Prior to the closing of the Separation, Old IAC may enter into agreements with one or more third parties to sell up to $1.5 billion worth of shares of Old IAC Class M common stock (or New Match common stock) upon the closing (measured in each case as the product of (x) the number of shares sold on any applicable day and (y) the closing price of Match common stock on the NASDAQ on the applicable day minus $3.00). Immediately following the closing of the Old IAC Class M equity offering, New Match has agreed to transfer to New IAC any and all proceeds it receives pursuant to the Old IAC Class M equity offering. The number of shares of Old IAC Class M common stock that Old IAC stockholders will receive in connection with the Reclassification will be reduced to reflect the number of shares of Old IAC Class M common stock, if any, sold in connection with the Old IAC Class M equity offering. On June 9, 2020, Old IAC announced that it had sold approximately 17 million shares of its Class M common stock (which became New Match common stock) for net proceeds of approximately $1.4 billion. The sale of these shares closed on July 1, 2020 and, under the terms of the Separation, the net proceeds of $1.4 billion that New Match received pursuant to such sales were transferred to New IAC in early July 2020.

New IAC believes its existing cash, cash equivalents, and available borrowings under the IAC Group Credit Facility, along with the cash that will be contributed to New IAC prior to the Separation, including the approximate $680 million in proceeds from the Match loan, will be sufficient to fund its normal operating requirements, including capital expenditures, the payment of withholding taxes paid on behalf of employees for net-settled stock-based awards, and investing and other commitments for the foreseeable future. New IAC’s liquidity could be negatively affected by a decrease in demand for its products and services due to COVID-19 or other factors. As described in the “COVID-19 Update” section above, to date, the COVID-19 virus and measures designed to curb its spread have adversely impacted certain of New IAC’s businesses. The longer the global outbreak and measures designed to curb the spread of the COVID-19 virus have adverse impacts on economic conditions generally, the greater the adverse impact is likely to be on New IAC’s businesses, financial condition and results of operations. New IAC may need to raise additional capital through future debt or equity financing to make additional acquisitions and investments. Additional financing may not be available on terms favorable to New IAC or at all.

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CONTRACTUAL OBLIGATIONS

	Payments Due by Period
Contractual Obligations(a)	Less Than 1 Year	1–3 Years	3–5 Years	More Than 5 Years	Total
	(In thousands)
Long-term debt(b)	$20,752	$56,395	$198,846	$—	$275,993
Operating leases(c)	32,733	65,044	56,760	243,835	398,372
Purchase obligations(d)	75,243	41,423	—	—	116,666
Total contractual obligations	$128,728	$162,862	$255,606	$243,835	$791,031

(a)	New IAC has excluded $18.9 million in unrecognized tax benefits and related interest from the table above as we are unable to make a reasonably reliable estimate of the period in which these liabilities might be paid. For additional information on income taxes, see "Note 3—Income Taxes" to the combined financial statements included in "Combined Financial Statements."

(b)	Represents contractual amounts due including interest on a variable rate instrument. Long-term debt at December 31, 2019 consists of the $247.5 million ANGI Term Loan, bearing interest at LIBOR plus 1.50%, or 3.25% at December 31, 2019. The amount of interest ultimately paid on the variable rate debt may differ based on changes in interest rates. For additional information on long-term debt, see "Note 7—Long-term Debt" to the combined financial statements included in "Combined Financial Statements."

(c)	New IAC leases land, office space, data center facilities and equipment used in connection with operations under various operating leases, the majority of which contain escalation clauses. Operating lease obligations include legally binding minimum lease payments for leases signed but not yet commenced. New IAC is also committed to pay a portion of the related operating expenses under certain lease agreements. These operating expenses are not included in the table above. For additional information on operating leases, see "Note 11—Leases" to the combined financial statements included in "Combined Financial Statements."

(d)	The purchase obligations primarily consist of payments for cloud computing arrangements, advertising commitments, and a remaining payment of $13.1 million related to a 50% interest in a corporate aircraft. For additional information on purchase obligations, see "Note 12—Commitments and Contingencies" to the combined financial statements included in "Combined Financial Statements."

Off-Balance Sheet Arrangements

See the commitments section of "Note 12—Commitments and Contingencies" to the combined financial statements included in "Combined Financial Statements" for additional information on our off-balance sheet arrangements.

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Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

New IAC's exposure to market risk for changes in interest rates relates primarily to New IAC's long-term debt, including current maturities.

At December 31, 2019, the $247.5 million outstanding balance on the ANGI Term Loan bears interest at LIBOR plus 1.50%. As of December 31, 2019, the rate in effect was 3.25%. If LIBOR were to increase or decrease by 100 basis points, then the annual interest expense on the ANGI Term Loan would increase or decrease by $2.5 million.

Foreign Currency Exchange Risk

New IAC conducts business in certain foreign markets, primarily in various jurisdictions within the European Union, and, as a result, is exposed to foreign exchange risk for both the Euro and British Pound (“GBP”).

For the years ended December 31, 2019, 2018 and 2017, international revenue accounted for 22%, 23% and 20%, respectively, of our combined revenue. New IAC has exposure to foreign currency exchange risk related to investments in foreign subsidiaries that transact business in a functional currency other than the U.S. dollar. As a result, as foreign currency exchange rates fluctuate, the translation of the statement of operations of New IAC's international businesses into U.S. dollars affects year-over-year comparability of operating results.

New IAC is also exposed to foreign currency transaction gains and losses to the extent it or its subsidiaries conduct transactions in and/or have assets and/or liabilities that are denominated in a currency other than the entity's functional currency. New IAC recorded foreign exchange losses of less than $0.1 million for both years ended December 31, 2019 and 2018 and $6.6 million for the year ended December 31, 2017. The increase in GBP versus the U.S. dollar during 2017 generated the majority of New IAC's foreign currency exchange losses in 2017. The foreign exchange losses in 2017 were further impacted by U.S. dollar denominated intercompany cash, the majority of which is from the proceeds received in the PriceRunner sale in March 2016, held by a foreign subsidiary with a GBP functional currency. Subsequent to December 31, 2017, New IAC moved this U.S. dollar denominated cash to a U.S. dollar functional currency entity.

Foreign currency exchange gains or losses historically have not been material to New IAC. As a result, historically, New IAC has not hedged foreign currency exposures. The continued growth and expansion of our international operations increases our exposure to foreign exchange rate fluctuations. Significant foreign exchange rate fluctuations, in the case of one currency or collectively with other currencies, could have a significant impact on our future results of operations.

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CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The following disclosure is provided to supplement the descriptions of New IAC's accounting policies contained in "Note 2—Summary of Significant Accounting Policies" to the combined financial statements included in "Combined Financial Statements" in regard to significant areas of judgment. Management of New IAC is required to make certain estimates, judgments and assumptions during the preparation of its combined financial statements in accordance with U.S. generally accepted accounting principles ("GAAP"). These estimates, judgments and assumptions impact the reported amount of assets, liabilities, revenue and expenses and the related disclosure of contingent assets and liabilities. Actual results could differ from these estimates. Because of the size of the financial statement elements to which they relate, some of our accounting policies and estimates have a more significant impact on our combined financial statements than others. What follows is a discussion of some of our more significant accounting policies and estimates.

Business Combinations and Contingent Consideration Arrangements

Acquisitions, which are generally referred to in GAAP as business combinations, are an important part of New IAC's growth strategy. New IAC invested $202.0 million, $239.1 million (including the value of ANGI Homeservices Class A common stock issued in connection with the acquisition of Handy) and $911.9 million (including the value of ANGI Homeservices Class A common stock issued in connection with the Combination) in acquisitions in the years ended December 31, 2019, 2018 and 2017, respectively. The purchase price of each acquisition is attributed to the assets acquired and liabilities assumed based on their fair values at the date of acquisition, including identifiable intangible assets that either arise from a contractual or legal right or are separable from goodwill.

Management makes two critical determinations at the time of an acquisition, the reporting unit that will benefit from the acquisition and to which goodwill will be assigned and the allocation of the purchase price of the business to the assets acquired and the liabilities assumed based upon their fair values. The reporting unit determination is important beyond the initial allocation of purchase price because future impairment assessments of goodwill, as described below, are performed at the reporting unit level. Historically, when New IAC’s acquisitions have been complementary to existing reporting units, for example, the 2019 acquisition of Magisto by Vimeo and the 2018 acquisitions of Handy by ANGI and TelTech by Mosaic Group, the goodwill is allocated to these reporting units. Acquisitions within the Emerging & Other reportable segment, such as NurseFly in 2019 and Bluecrew in 2018, usually result in the creation of new reporting units because they are standalone businesses with unique product offerings, management or target markets, for example.

The allocation of purchase price to the assets acquired and liabilities assumed based upon their fair values is complex because of the judgments involved in determining these values. The determination of purchase price and the fair value of monetary assets acquired and liabilities assumed is typically the least complex aspect of New IAC’s accounting for business combinations due to management’s experience and the inherently lower level of complexity. Due to the higher degree of complexity associated with the valuation of intangible assets, New IAC usually obtains the assistance of outside valuation experts in the allocation of purchase price to the identifiable intangible assets acquired, which can be both definite-lived, such as acquired technology, customer and contractor relationships, or indefinite lived, such as acquired trade names and trademarks. While outside valuation experts may be used, management has ultimate responsibility for the valuation methods, models and inputs used and the resulting purchase price allocation. The excess purchase price over the net tangible and identifiable intangible assets is recorded as goodwill and is assigned to the reporting unit that is expected to benefit from the business combination as of the acquisition date.

In connection with certain business combinations, New IAC has entered into contingent consideration arrangements that are determined to be part of the purchase price. The premise underlying the accounting for contingent consideration arrangements is that there are divergent views as to the acquired company’s valuation between New IAC and the selling shareholders of the acquiree. Therefore, a model is developed with future payments of a portion of the purchase price linked to one or more financial (e.g., revenue and/or profit performance) and/or operating (e.g., number of subscribers) metrics that will be achieved over a specified time frame in the future based upon the performance of the business. In keeping with the accounting guidance for business combinations, each of these arrangements is initially recorded at its fair value at the time of the acquisition and the fair value is included in the aggregate purchase price. New IAC determines the fair value of the contingent consideration arrangements by using probability-weighted analyses to determine the amounts of the gross liability, and, if the arrangement is long-term in nature, applying a discount rate that appropriately captures the risk associated with the obligation to determine the net amount reflected in the combined financial statements. The number of scenarios used is typically greater for longer-term arrangements. The contingent consideration arrangements are reassessed and reflected at current fair values for each subsequent reporting period thereafter until settled. The changes in the remeasured fair value of the contingent consideration arrangements during each reporting period, including the accretion of the discount, if applicable, are recognized in "General and administrative expense" in the combined statement of operations. Significant changes in the specified forecasted financial or operating metrics can result in a significantly higher or lower fair value measurement, which can result in volatility of general and administrative expense as the resulting remeasurement gains and losses are recorded.

Recoverability of Goodwill and Indefinite-Lived Intangible Assets

Goodwill is New IAC's largest asset with a carrying value of $1.6 billion and $1.5 billion at December 31, 2019 and 2018, respectively. Indefinite-lived intangible assets, which consist of New IAC's acquired trade names and trademarks, have a carrying value of $225.3 million and $227.4 million at December 31, 2019 and 2018, respectively.

Goodwill and indefinite-lived intangible assets are assessed annually for impairment as of October 1 or more frequently if an event occurs or circumstances change that would indicate that it is more likely than not that the fair value of a reporting unit or the fair value of an indefinite-lived intangible asset has declined below its carrying value. In performing its annual goodwill impairment assessment, New IAC has the option under GAAP to qualitatively assess whether it is more likely than not that the fair value of a reporting unit is less than its carrying value; if the conclusion of the qualitative assessment is that there are no indicators of impairment, New IAC does not perform a quantitative test, which would require a valuation of the reporting unit, as of October 1. GAAP provides a not all-inclusive set of examples of macroeconomic, industry, market and company specific factors for entities to consider in performing the qualitative assessment described above; management considers the factors it deems relevant in making its more likely than not assessments. While New IAC also has the option under GAAP to qualitatively assess whether it is more likely than not that the fair values of its indefinite-lived intangible assets are less than their carrying values, New IAC's policy is to determine the fair value of each of its indefinite-lived intangible assets annually as of October 1, in part, because the level of effort required to perform the quantitative and qualitative assessments is essentially equivalent.

If the conclusion of our qualitative assessment is that there are indicators of impairment and a quantitative test is required, the annual or interim quantitative test of the recovery of goodwill involves a comparison of the estimated fair value of New IAC's reporting unit that is being tested to its carrying value. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is not impaired. If the carrying value of a reporting unit exceeds its estimated fair value, a goodwill impairment equal to the excess is recorded.

New IAC’s annual assessment of the recovery of goodwill begins with management’s reassessment of its operating segments and reporting units. A reporting unit is an operating segment or one level below an operating segment, which is referred to as a component. This reassessment of reporting units is also made each time New IAC changes its operating segments. Separate from the impact of the change in operating segments, New IAC concluded that its previous Applications operating segment should be split into two reporting units, Desktop, now included in the Search segment, and Mosaic Group, now included in the Emerging & Other segment, effective October 1, 2018. If the goodwill of a reporting unit is allocated to newly formed reporting units, the allocation is usually made to each reporting unit based upon their relative fair values.

For New IAC's annual goodwill test at October 1, 2019, a qualitative assessment of the ANGI, Vimeo, Mosaic Group (included in the Emerging & Other segment), College Humor Media, Bluecrew and Nursefly reporting units' goodwill was performed because New IAC concluded it was more likely than not that the fair value of these reporting units was in excess of their respective carrying values. The primary factors that New IAC considered in its qualitative assessment for each of these reporting units are described below:

•	ANGI's October 1, 2019 market capitalization of $3.6 billion exceeded its carrying value by approximately $2.2 billion.

•	New IAC prepared valuations of the Vimeo, Mosaic Group, Bluecrew and Nursefly reporting units primarily in connection with the issuance and/or settlement of equity awards that are denominated in the equity of these businesses subsequent to January 1, 2019. The valuations were prepared time proximate to, however, not as of, October 1, 2019. The fair value of each of these businesses was in excess of its October 1, 2019 carrying value.

For New IAC's annual goodwill test at October 1, 2019, New IAC quantitatively tested the Desktop reporting unit (included in the Search segment). New IAC's quantitative test indicated that there was no impairment. New IAC's Dotdash, Ask Media Group and The Daily Beast reporting units have no goodwill.

The aggregate goodwill balance for the Desktop reporting unit as of December 31, 2019 is $265.1 million. As described in the “COVID-19 Update” section above, New IAC recorded a $212.0 million impairment related to the goodwill of the Desktop reporting unit in the first quarter of 2020. As of March 31, 2020, the aggregate carrying value of goodwill for which the most recent estimate of the excess of fair value over carrying value is less than 10% is approximately $709.4 million. There is no goodwill for which the most recent estimate of the excess fair value over the carrying value is greater than 10% but less than 20%.

The fair value of New IAC's reporting units (except for ANGI described above) is determined using both an income approach based on discounted cash flows ("DCF") and a market approach when New IAC tests goodwill for impairment, either on an interim basis or annual basis as of October 1 each year. New IAC uses the same approach in determining the fair value of its businesses in connection with its non-public subsidiary denominated stock-based compensation plans, which can be a significant factor in the decision to apply the qualitative assessment rather than a quantitative test. Determining fair value using a DCF analysis requires the exercise of significant judgment with respect to several items, including the amount and timing of expected future cash flows and appropriate discount rates. The expected cash flows used in the DCF analyses are based on New IAC's most recent forecast and budget and, for years beyond the budget, New IAC's estimates, which are based, in part, on forecasted growth rates. The discount rates used in the DCF analyses are intended to reflect the risks inherent in the expected future cash flows of the respective reporting units. Assumptions used in the DCF analyses, including the discount rate, are assessed based on each reporting unit's current results and forecasted future performance, as well as macroeconomic and industry specific factors. The discount rates used in the quantitative test for determining the fair value of New IAC's reporting units was 12.5% in 2019 and ranged from 12.5% to 15% in 2018. Determining fair value using a market approach considers multiples of financial metrics based on both acquisitions and trading multiples of a selected peer group of companies. From the comparable companies, a representative market multiple is determined which is applied to financial metrics to estimate the fair value of a reporting unit. To determine a peer group of companies for our respective reporting units, we considered companies relevant in terms of consumer use, monetization model, margin and growth characteristics, and brand strength operating in their respective sectors.

New IAC determines the fair value of indefinite-lived intangible assets using an avoided royalty DCF valuation analysis. Significant judgments inherent in this analysis include the selection of appropriate royalty and discount rates and estimating the amount and timing of expected future cash flows. The discount rates used in the DCF analyses are intended to reflect the risks inherent in the expected future cash flows generated by the respective intangible assets. The royalty rates used in the DCF analyses are based upon an estimate of the royalty rates that a market participant would pay to license New IAC's trade names and trademarks. The future cash flows are based on New IAC's most recent forecast and budget and, for years beyond the budget, New IAC's estimates, which are based, in part, on forecasted growth rates. Assumptions used in the avoided royalty DCF analyses, including the discount rate and royalty rate, are assessed annually based on the actual and projected cash flows related to the asset, as well as macroeconomic and industry specific factors. The discount rates used in New IAC's annual indefinite-lived impairment assessment ranged from 11.5% to 27.5% in 2019 and 11.5% to 35% in 2018, and the royalty rates used ranged from 1% to 5.5% in 2019 and 0.75% to 5.5% in 2018.

If the carrying value of an indefinite-lived intangible asset exceeds its estimated fair value, an impairment equal to the excess is recorded. As of December 31, 2019, the aggregate carrying value of indefinite-lived intangible assets for which the most recent estimate of the excess of fair value over carrying value is less than 10% is approximately $28.9 million. As described in the “COVID-19 Update” section above, New IAC recorded a $21.4 million impairment related to certain indefinite-lived intangible assets of the Desktop reporting unit in the first quarter of 2020. As of March 31, 2020, the aggregate carrying value of indefinite-lived intangible assets for which the most recent estimate of the excess of fair value over carrying value is less than 10% and greater than 10% but less than 20% is approximately $155.6 million and $6.9 million, respectively

The 2019 annual assessment of goodwill and indefinite-lived intangible assets identified a $3.3 million goodwill impairment charge and $0.7 million trade name impairment, both related to the College Humor Media business.

The 2018 annual assessment of goodwill did not identify any impairments. The 2018 annual assessment of indefinite-lived intangible assets identified impairment charges of $27.7 million and $1.1 million related to certain Desktop and College Humor Media indefinite-lived trade names, respectively. The indefinite-lived intangible asset impairment charge at Desktop was due to Google’s policy changes related to its Chrome browser which became effective on September 12, 2018 and have negatively impacted the distribution of New IAC's B2C downloadable desktop products. The impairment charge related to the B2C trade name was identified in New IAC's annual impairment assessment as of October 1, 2018 and reflects the projected reduction in profits and revenues and the resultant reduction in the assumed royalty rate from these policy changes. The impairment charges are included in "Amortization of intangibles" in the combined statement of operations.

The 2017 annual assessment of goodwill and indefinite-lived intangible assets did not identify any impairments.

Recoverability and Estimated Useful Lives of Long-Lived Assets

We review the carrying value of all long-lived assets, comprising right-of-use assets ("ROU assets"), property and equipment and definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is deemed not to be recoverable, an impairment loss is recorded equal to the amount by which the carrying value of the long-lived asset exceeds its fair value. In addition, New IAC reviews the useful lives of its long-lived assets whenever events or changes in circumstances indicate that these lives may be changed. The carrying value of these long-lived assets is $568.9 million and $426.8 million at December 31, 2019 and 2018, respectively.

Income Taxes

New IAC is included within Old IAC’s tax group for purposes of federal and consolidated state income tax return filings. In all periods presented, current and deferred income tax provision/benefit have been computed for the entities comprising New IAC on an as if standalone, separate return basis. New IAC’s payments to Old IAC for its share of Old IAC’s consolidated federal and state tax return liabilities have been reflected within cash flows from operating activities in the accompanying combined statements of cash flows.

New IAC accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided if it is determined that it is more likely than not that the deferred tax asset will not be realized. At December 31, 2019 and 2018, the balance of New IAC's net deferred tax liability is $44.3 million and $137.3 million, respectively.

New IAC evaluates and accounts for uncertain tax positions using a two-step approach. Recognition (step one) occurs when New IAC concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustainable upon examination. Measurement (step two) determines the amount of benefit that is greater than 50% likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. De-recognition of a tax position that was previously recognized would occur when New IAC subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. This measurement step is inherently difficult and requires subjective estimations of such amounts to determine the probability of various possible outcomes. At December 31, 2019 and 2018, New IAC has unrecognized tax benefits, including interest and penalties, of $20.3 million and $17.2 million, respectively. We consider many factors when evaluating and estimating our tax positions and unrecognized tax benefits, which may require periodic adjustment and which may not accurately anticipate actual outcomes. Although management currently believes changes to unrecognized tax benefits from period to period and differences between amounts paid, if any, upon resolution of issues raised in audits and amounts previously provided will not have a material impact on the liquidity, results of operations, or financial condition of New IAC, these matters are subject to inherent uncertainties and management’s view of these matters may change in the future.

The ultimate amount of deferred income tax assets realized and the amounts paid for deferred income tax liabilities and unrecognized tax benefits may vary from our estimates due to future changes in income tax law, state income tax apportionment or the outcome of any review of our tax returns by the various tax authorities, as well as actual operating results of New IAC that vary significantly from anticipated results.

New IAC regularly assesses the realizability of deferred tax assets considering all available evidence including, to the extent applicable, the nature, frequency and severity of prior cumulative losses, forecasts of future taxable income, tax filing status, the duration of statutory carryforward periods, available tax planning and historical experience. As of December 31, 2019, New IAC is not in a three-year cumulative loss position. New IAC’s most significant net deferred tax asset relates to U.S. federal net operating loss ("NOL") carryforwards of $95.4 million. New IAC expects to generate future taxable income of at least $454.5 million prior to the expiration of these NOLs between 2026 and 2037 to fully realize this deferred tax asset.

At December 31, 2019, all of New IAC's international cash can be repatriated without significant tax consequences. During the year ended December 31, 2019, international cash totaling $70.1 million was repatriated to the U.S.

Stock-Based Compensation

The stock-based compensation expense reflected in our combined statements of operations includes expense related to equity awards issued by certain of our subsidiaries (including awards assumed in acquisitions, including the Combination) and an allocation of expense from Old IAC related to awards issued to New IAC employees that were granted under various Old IAC stock and annual incentive plans. The form of awards granted to New IAC employees are principally stock options, restricted stock units ("RSUs"), performance-based RSUs and market-based RSUs.

New IAC recorded stock-based compensation expense of $134.3 million, $148.4 million and $192.0 million for the years ended December 31, 2019, 2018 and 2017, respectively. Included in stock-based compensation expense in the years ended December 31, 2019, 2018 and 2017 is $32.6 million, $70.6 million and $122.1 million, respectively, related to the modification of previously issued HomeAdvisor equity awards and previously issued Angie's List equity awards, both of which were converted into ANGI Homeservices' equity awards in the Combination, and the acceleration of certain converted equity awards resulting from the termination of Angie's List employees in connection with the Combination.

Stock-based compensation at New IAC is complex due to our desire to attract, retain, inspire and reward outstanding entrepreneurs and managers at each of our companies, including recently acquired companies, by allowing them to benefit directly from the value they help to create. We accomplish these objectives, in part, by issuing equity awards denominated in the equity of our non-public subsidiaries as well as Old IAC (or New IAC after the Separation) and ANGI. We further refine this approach by tailoring certain equity awards to the applicable circumstances. For example, we issue certain equity awards for which vesting is linked to the achievement of a performance target such as revenue or profits; these awards are referred to as performance-based awards. In other cases, we link the vesting of equity awards to the achievement of a value target for a subsidiary or Old IAC, for periods prior to the Separation, and ANGI's stock price, as applicable; these awards are referred to as market-based awards. The nature and variety of these types of equity-based awards creates complexity in our determination of stock-based compensation expense.

In addition, acquisitions are an important part of New IAC's growth strategy. These transactions may result in the modification of equity awards which creates additional complexity and additional stock-based compensation expense. For example, the Combination resulted in the conversion of previously issued HomeAdvisor and Angie’s List awards into ANGI Homeservices awards and the recognition of additional stock-based compensation expense as described below. In addition, our internal reorganizations can also lead to modifications of equity awards and result in additional complexity and stock-based compensation expense.

Finally, the means by which we settle our equity-based awards also introduces complexity into our financial reporting. We provide a path to liquidity by settling the non-public subsidiary denominated awards in Old IAC shares, prior to the Separation, and New IAC shares, subsequent to the Separation, or ANGI shares, as applicable. In addition, certain former ANGI subsidiary denominated awards can be settled in New IAC or ANGI awards at New IAC's election.

New IAC estimated the fair value of stock options issued (including those modified in connection with the Combination) using a Black-Scholes option pricing model and, for those with a market condition, a lattice model. New IAC measures and recognizes compensation expense for all stock-based awards based on the grant date fair value and expensed over the vesting term. New IAC's stock-based compensation expense also includes expense allocated from Old IAC related to RSUs, performance-based RSUs and market-based RSUs. For RSUs, the value of the instrument is measured at the grant date as the fair value of the underlying Old IAC common stock and expensed as stock-based compensation expense over the vesting term. For performance-based RSUs, the value of the instrument is measured at the grant date as the fair value of the underlying Old IAC common stock and expensed as stock-based compensation over the vesting term when the performance targets are considered probable of being achieved. For market-based RSUs, a lattice model is used to estimate the value of the awards.

Investments in Equity Securities

New IAC invests in equity securities as part of its investment strategy. Our equity securities, other than those of our combined subsidiaries and those accounted for under the equity method, are accounted for at fair value or under the measurement alternative of ASU No. 2016-01, following its adoption on January 1, 2018, with changes recognized within other income (expense), net each reporting period. Under the measurement alternative, equity investments without readily determinable fair values are carried at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar securities of the same issuer; value is generally determined based on a market approach as of the transaction date. A security will be considered identical or similar if it has identical or similar rights to the equity securities held by New IAC. New IAC reviews its investments in equity securities without readily determinable fair values for impairment each reporting period when there are qualitative factors or events that indicate possible impairment. Factors we consider in making this determination include negative changes in industry and market conditions, financial performance, business prospects, and other relevant events and factors. When indicators of impairment exist, New IAC prepares quantitative assessments of the fair value of our investments in equity securities, which require judgment and the use of estimates. When our assessment indicates that the fair value of the investment is below its carrying value, New IAC writes down the investment to its fair value and records the corresponding charge within other income (expense), net. The carrying value of New IAC’s equity securities without readily determinable fair values is $348.0 million and $226.0 million at December 31, 2019 and 2018, respectively, which is included in "Long-term investments" in the combined balance sheet. New IAC had an investment in Pinterest, which became a publicly-traded company in the second quarter of 2019. With effect from Pinterest's initial public offering, New IAC's investment has been accounted for as a marketable security. Prior to this, New IAC accounted for its investment in Pinterest as an equity security without a readily determinable fair value. During 2019, New IAC recognized a gain of $20.5 million on the sale of its remaining shares of Pinterest. During 2018, New IAC recognized a gain of $26.8 million on the sale of certain Pinterest shares held by New IAC and a $128.8 million unrealized gain (or upward adjustment) to adjust our remaining interest in Pinterest to fair value. In addition, during 2019, New IAC recognized $18.5 million in net upward adjustments related to equity securities without readily determinable fair values. During 2018, New IAC recognized other-than-temporary impairments (or downward adjustments) of $2.8 million related to equity securities without readily determinable fair values and $0.6 million related to an equity method investment. During 2017, New IAC recognized other-than-temporary impairments of $9.9 million related to cost and equity method investments.

As described in the “COVID-19 Update” section above, New IAC recorded a $51.5 million impairment related to its portfolio of equity securities without readily determinable fair values in the first quarter of 2020.

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements, see "Note 2—Summary of Significant Accounting Policies" to the combined financial statements included in "Combined Financial Statements."

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of IAC/InterActiveCorp

Opinion on the Financial Statements

We have audited the accompanying combined balance sheet of IAC Holdings, Inc. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related combined statements of operations, comprehensive operations, parent's equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Adoption of Accounting Standards Updates

As discussed in Note 2 to the combined financial statements, the Company changed its method of accounting for leases, which generally requires all leases be recognized in the statement of financial position, effective January 1, 2019 due to the adoption of ASU No. 2016-02, Leases (Topic 842). Additionally, as discussed in Note 2 to the combined financial statements, the Company changed its method of accounting for the recognition, measurement, presentation and disclosure of certain equity securities effective January 1, 2018 due to the adoption of ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2019.

New York, New York

March 20, 2020

except for notes 1, 2, 5, 10 and 17,

as to which the date is October 5, 2020

IAC HOLDINGS, INC. AND SUBSIDIARIES

COMBINED BALANCE SHEET

	December 31,
	2019	2018
	(In thousands)
ASSETS
Cash and cash equivalents	$839,796	$884,975
Marketable securities	—	25,366
Accounts receivable, net of allowance and reserves of $24,148 and $18,136, respectively	181,875	180,137
Notes receivable—related party	55,251	—
Other current assets	152,334	167,459
Total current assets	1,229,256	1,257,937

Right-of-use assets, net	138,608	—
Property and equipment, net	305,414	260,448
Goodwill	1,616,867	1,484,117
Intangible assets, net	350,150	393,782
Long-term investments	347,975	225,979
Other non-current assets	109,138	109,918
TOTAL ASSETS	$4,097,408	$3,732,181

LIABILITIES AND PARENT'S EQUITY
LIABILITIES:
Current portion of long-term debt	$13,750	$13,750
Accounts payable, trade	72,452	64,075
Deferred revenue	178,647	150,080
Accrued expenses and other current liabilities	320,473	299,565
Total current liabilities	585,322	527,470

Long-term debt, net	231,946	244,971
Long-term debt—related party	—	2,500
Income taxes payable	6,410	6,534
Deferred income taxes	44,459	137,642
Other long-term liabilities	180,307	62,977

Redeemable noncontrolling interests	43,818	65,687

Commitments and contingencies

PARENT'S EQUITY:
Invested capital	2,547,251	2,296,583
Accumulated other comprehensive loss	(12,226)	(12,541)
Old IAC equity in IAC Holdings, Inc. and subsidiaries	2,535,025	2,284,042
Noncontrolling interests	470,121	400,358
Total parent's equity	3,005,146	2,684,400
TOTAL LIABILITIES AND PARENT'S EQUITY	$4,097,408	$3,732,181

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

IAC HOLDINGS, INC. AND SUBSIDIARIES

COMBINED STATEMENT OF OPERATIONS

	Years Ended December 31,
	2019	2018	2017
	(In thousands)
Revenue	$2,705,801	$2,533,048	$1,952,607
Operating costs and expenses:
Cost of revenue (exclusive of depreciation shown separately below)	600,240	501,152	362,627
Selling and marketing expense	1,202,183	1,099,487	998,305
General and administrative expense	617,235	569,802	528,326
Product development expense	193,457	177,298	148,015
Depreciation	55,949	42,393	40,816
Amortization of intangibles	83,868	107,081	39,150
Goodwill impairment	3,318	—	—
Total operating costs and expenses	2,756,250	2,497,213	2,117,239
Operating (loss) income	(50,449)	35,835	(164,632)
Interest expense—third party	(11,904)	(13,059)	(2,181)
Interest income, net—related party	420	325	23,656
Other income, net	33,627	282,470	12,363
(Loss) earnings before income taxes	(28,306)	305,571	(130,794)
Income tax benefit (provision)	60,489	(13,200)	155,402
Net earnings	32,183	292,371	24,608
Net (earnings) loss attributable to noncontrolling interests	(9,288)	(45,599)	12,398
Net earnings attributable to Old IAC equity in IAC Holdings, Inc.	$22,895	$246,772	$37,006

Stock-based compensation expense by function:
Cost of revenue	$74	$195	$180
Selling and marketing expense	5,185	4,345	26,654
General and administrative expense	118,709	132,180	146,963
Product development expense	10,370	11,685	18,208
Total stock-based compensation expense	$134,338	$148,405	$192,005

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

IAC HOLDINGS, INC. AND SUBSIDIARIES

COMBINED STATEMENT OF COMPREHENSIVE OPERATIONS

	Years Ended December 31,
	2019	2018	2017
	(In thousands)
Net earnings	$32,183	$292,371	$24,608
Other comprehensive income (loss), net of income taxes:
Change in foreign currency translation adjustment	311	(6,444)	15,677
Change in unrealized gains and losses on available-for-sale marketable debt securities	(3)	3	—
Total other comprehensive income (loss), net of income taxes	308	(6,441)	15,677
Comprehensive income, net of income taxes	32,491	285,930	40,285
Components of comprehensive (income) loss attributable to noncontrolling interests:
Net (earnings) loss attributable to noncontrolling interests	(9,288)	(45,599)	12,398
Change in foreign currency translation adjustment attributable to noncontrolling interests	26	1,416	(1,310)
Change in unrealized gains and losses of available-for-sale securities attributable to noncontrolling interests	1	(1)	—
Comprehensive (income) loss attributable to noncontrolling interests	(9,261)	(44,184)	11,088
Comprehensive income attributable to Old IAC equity in IAC Holdings, Inc.	$23,230	$241,746	$51,373

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

IAC HOLDINGS, INC. AND SUBSIDIARIES

COMBINED STATEMENT OF PARENT'S EQUITY

Years Ended December 31, 2019, 2018 and 2017

		Old IAC equity in IAC Holdings, Inc.
	Redeemable Noncontrolling Interests	Invested Capital	Accumulated Other Comprehensive (Loss) Income	Total Old IAC equity in IAC Holdings, Inc.	Noncontrolling Interests	Total Parent's Equity
		(In thousands)
Balance as of December 31, 2016	$26,764	$1,263,303	$(21,864)	$1,241,439	$9,481	$1,250,920
Net earnings (loss)	3,442	37,006	—	37,006	(15,840)	21,166
Other comprehensive income, net of income taxes	769	—	14,367	14,367	541	14,908
Stock-based compensation expense	2,017	64,539	—	64,539	125,449	189,988
Distributions to and purchases of redeemable noncontrolling interests	(20,025)	—	—	—	—	—
Purchase of noncontrolling interests	—	—	—	—	(848)	(848)
Adjustment of redeemable noncontrolling interests to fair value	6,448	(6,448)	—	(6,448)	—	(6,448)
Acquisition of Angie's List and creation of noncontrolling interests in ANGI Homeservices	—	645,475	—	645,475	133,996	779,471
Noncontrolling interests created in acquisitions	17,758	—	—	—	—	—
Issuance of ANGI Homeservices common stock pursuant to stock-based awards, net of withholding taxes	—	(11,216)	(7)	(11,223)	2,730	(8,493)
Net increase in Old IAC's investment in IAC Holdings, Inc.	—	14,784	—	14,784	—	14,784
Other	(362)	—	—	—	872	872
Balance as of December 31, 2017	36,811	2,007,443	(7,504)	1,999,939	256,381	2,256,320
Cumulative effect of adoption of ASU No. 2014-09	—	36,927	—	36,927	3,410	40,337
Net earnings	33,788	246,772	—	246,772	11,811	258,583
Other comprehensive loss, net of income taxes	(582)	—	(5,026)	(5,026)	(833)	(5,859)
Stock-based compensation expense	1,138	51,327	—	51,327	95,940	147,267
Distributions to and purchases of noncontrolling interests	(11,282)	—	—	—	(1,236)	(1,236)
Adjustment of redeemable noncontrolling interests to fair value	6,640	(6,640)	—	(6,640)	—	(6,640)
Issuance of ANGI Homeservices common stock pursuant to an acquisition, stock-based awards, net of withholding taxes	—	106,215	(11)	106,204	34,502	140,706
Noncontrolling interests created in acquisitions	2,261	—	—	—	—	—
Net decrease in Old IAC's investment in IAC Holdings, Inc.	—	(145,461)	—	(145,461)	—	(145,461)
Other	(3,087)	—	—	—	383	383
Balance as of December 31, 2018	65,687	2,296,583	(12,541)	2,284,042	400,358	2,684,400
Net earnings	3,168	22,895	—	22,895	6,120	29,015
Other comprehensive income (loss), net of income taxes	39	—	335	335	(66)	269
Stock-based compensation expense	148	65,893	—	65,893	65,815	131,708
Distributions to and purchases of redeemable noncontrolling interests	(40,432)	—	—	—	—	—
Adjustment of redeemable noncontrolling interests to fair value	11,554	(11,554)	—	(11,554)	—	(11,554)
Issuance of ANGI Homeservices common stock pursuant to stock-based awards, net of withholding taxes	—	(32,596)	(20)	(32,616)	(2,106)	(34,722)
Purchase of ANGI Homeservices treasury stock	—	(57,949)	—	(57,949)	—	(57,949)
Noncontrolling interests created in acquisitions	3,739	—	—	—	—	—
Net increase in Old IAC's investment in IAC Holdings, Inc.	—	263,979	—	263,979	—	263,979
Other	(85)	—	—	—	—	—
Balance as of December 31, 2019	$43,818	$2,547,251	$(12,226)	$2,535,025	$470,121	$3,005,146

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

IAC HOLDINGS, INC. AND SUBSIDIARIES

COMBINED STATEMENT OF CASH FLOWS

	Years Ended December 31,
	2019	2018	2017
	(In thousands)
Cash flows from operating activities:
Net earnings	$32,183	$292,371	$24,608
Adjustments to reconcile net earnings to net cash provided by operating activities:
Stock-based compensation expense	134,338	148,405	192,005
Amortization of intangibles	83,868	107,081	39,150
Depreciation	55,949	42,393	40,816
Bad debt expense	65,723	48,362	28,460
Goodwill impairment	3,318	—	—
Deferred income taxes	(62,770)	8,765	(126,735)
Gains on equity securities, net	(41,385)	(153,429)	(25,797)
Losses (gains) from the sale of businesses, net	8,239	(121,312)	70
Other adjustments, net	6,085	2,410	19,180
Changes in assets and liabilities, net of effects of acquisitions and dispositions:
Accounts receivable	(73,574)	(52,131)	(62,205)
Other assets	10,605	(29,802)	17,867
Accounts payable and other liabilities	889	35,611	(4,142)
Income taxes payable and receivable	196	4,302	(7,358)
Deferred revenue	28,136	36,409	4,498
Net cash provided by operating activities	251,800	369,435	140,417
Cash flows from investing activities:
Acquisitions, net of cash acquired	(201,967)	(65,632)	(146,273)
Capital expenditures	(97,898)	(54,680)	(46,153)
Proceeds from maturities of marketable debt securities	25,000	35,000	—
Purchases of marketable debt securities	—	(59,671)	—
Net proceeds from the sale of businesses and investments	164,828	136,311	28,561
Purchases of investments	(253,663)	(49,180)	(29)
Increase in notes receivable—related party	(54,828)	—	—
Other, net	(3,340)	13,170	2,857
Net cash used in investing activities	(421,868)	(44,682)	(161,037)
Cash flows from financing activities:
Borrowing under ANGI Homeservices Term Loan	—	—	275,000
Principal payments on ANGI Homeservices Term Loan	(13,750)	(13,750)	—
Proceeds from issuance of related-party debt	—	2,500	—
Principal payments on related-party debt	(2,500)	—	—
Debt issuance costs	—	(3,709)	(3,803)
Purchase of ANGI Homeservices treasury stock	(56,905)	—	—
Proceeds from the exercise of ANGI Homeservices stock options	573	4,693	1,653
Withholding taxes paid on behalf of ANGI Homeservices employees on net settled stock-based awards	(35,284)	(29,844)	(10,113)
Distributions to and purchases of noncontrolling interests	(27,534)	(12,518)	(19,748)
Acquisition-related contingent consideration payments	—	—	(3,860)
Transfers from (to) Old IAC	263,281	(144,069)	8,015
Other, net	(3,795)	(1,041)	(340)
Net cash provided by (used in) financing activities	124,086	(197,738)	246,804
Total cash (used) provided	(45,982)	127,015	226,184
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(122)	(118)	1,587
Net (decrease) increase in cash and cash equivalents and restricted cash	(46,104)	126,897	227,771
Cash and cash equivalents and restricted cash at beginning of period	886,836	759,939	532,168
Cash and cash equivalents and restricted cash at end of period	$840,732	$886,836	$759,939

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION

Separation

On December 19, 2019, IAC/InterActiveCorp (“Old IAC”) entered into a Transaction Agreement (the “Transaction Agreement”) with Match Group, Inc., a Delaware corporation in which Old IAC owns a majority equity stake (“Match”), IAC Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of Old IAC (“New IAC”), and Valentine Merger Sub LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Old IAC. Subject to the terms and conditions set forth in the Transaction Agreement, the businesses of Match will be separated from the remaining businesses of Old IAC through a series of transactions that will result in the pre-transaction stockholders of Old IAC owning shares in two, separate public companies—(1) Old IAC, which will be renamed “Match Group, Inc.” and which will own the businesses of Match and certain IAC financing subsidiaries (and which we refer to as “New Match”), and (2) New IAC, which will be renamed “IAC/InterActiveCorp” and which will own Old IAC’s other businesses—and the pre-transaction stockholders of Match (other than Old IAC) owning shares in New Match. Completion of the Separation, which is expected to occur in the second quarter of 2020, is subject to the satisfaction (or, to the extent permitted by law, waiver) of a number of conditions. We refer to this transaction as the “Separation". On June 30, 2020, the Separation was completed.

Basis of Presentation and Combination

In connection with the Separation, IAC Holdings, Inc. was incorporated as a Delaware corporation in November 2019. IAC Holdings, Inc. currently does not have any material assets or liabilities, nor does it engage in any business or other activities and, other than in connection with the Separation, will not acquire or incur any material assets or liabilities, nor will it engage in any business or other activities.

The historical combined financial statements of IAC Holdings, Inc. and subsidiaries have been prepared on a standalone basis and are derived from the consolidated financial statements and accounting records of Old IAC. The combined financial statements reflect the historical financial position, results of operations and cash flows of the businesses comprising New IAC since their respective dates of acquisition by Old IAC and the allocation to New IAC of certain Old IAC corporate expenses relating to New IAC based on the historical financial statements and accounting records of Old IAC. For the purpose of these financial statements, income taxes have been computed as if the entities comprising New IAC filed tax returns on a standalone, separate basis. The financial statements have been prepared on a combined, rather than consolidated, basis as the final steps of the legal reorganization, which will result in the contribution of all the entities that will comprise New IAC as of the date of the Separation, are not yet complete.

As used herein, "New IAC," "we," "our" or "us" and similar terms in these historical combined financial statements refer to IAC Holdings, Inc. and its subsidiaries (unless the context requires otherwise).

New IAC prepares its combined financial statements in accordance with U.S. generally accepted accounting principles ("GAAP").

All intercompany transactions and balances between and among New IAC, its subsidiaries and the entities comprising New IAC have been eliminated. All intercompany transactions between (i) New IAC and (ii) Old IAC and its subsidiaries are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statement of cash flows as a financing activity and in the combined balance sheet as “Invested capital.”

In management's opinion, the assumptions underlying the historical combined financial statements of New IAC, including the basis on which the expenses have been allocated from Old IAC, are reasonable. However, the allocations may not reflect the expenses that we may have incurred as an independent, stand-alone company for the periods presented.

Company overview

New IAC operates Vimeo and Dotdash, among many other online businesses, and also has majority ownership of ANGI Homeservices, which includes HomeAdvisor, Angie’s List and Handy.

45

IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

ANGI Homeservices

Our ANGI Homeservices segment includes the North American (United States and Canada) and European businesses and operations of ANGI Homeservices Inc. ("ANGI"). On September 29, 2017, New IAC's HomeAdvisor business and Angie's List Inc. ("Angie's List") combined under a new publicly traded company called ANGI Homeservices Inc. (the "Combination"). At December 31, 2019, New IAC's economic interest and voting interest in ANGI were 84.1% and 98.1%, respectively.

ANGI Homeservices Inc. connects quality home service professionals across 500 different categories, from repairing and remodeling to cleaning and landscaping, with consumers. Over 250,000 domestic service professionals find work through ANGI and consumers turn to at least one of our brands to find a professional for more than 25 million projects each year. ANGI has established category-transforming products with brands such as HomeAdvisor, Angie’s List, Handy and Fixd Repair.

On January 25, 2019, ANGI completed the acquisition of Fixd Repair, a home warranty and service company. On October 19, 2018, ANGI acquired Handy, a leading platform in the United States for connecting individuals looking for household services (primarily cleaning and handyman services) with top-quality, pre-screened independent service professionals. ANGI also owns and operates mHelpDesk, a provider of cloud-based field service software for small to mid-size businesses. Prior to its sale on December 31, 2018, ANGI also operated Felix, a pay-per-call advertising service business. In addition to its market-leading U.S. operations, ANGI owns leading home services online marketplaces in France (Travaux), Germany (MyHammer), Netherlands (Werkspot), United Kingdom (MyBuilder Limited or "MyBuilder," which we acquired a controlling interest in on March 24, 2017), Canada (HomeStars Inc. or "HomeStars," which we acquired a controlling interest in on February 8, 2017) and Italy (Instapro), as well as operations in Austria (MyHammer).

Vimeo

Vimeo operates a global video platform for creative professionals, small and medium businesses ("SMBs"), organizations and enterprises to connect with their audiences, customers and employees. Vimeo provides cloud-based Software-as-a-Service ("SaaS") offerings that allow customers to create, host, stream, monetize, analyze and distribute videos online and across devices. Vimeo also sold live streaming accessories through its hardware business, which was sold on March 29, 2019.

On May 28, 2019, Vimeo completed the acquisition of Magisto, a video creation service enabling consumers and businesses to create short-form videos.

Dotdash

Dotdash is a portfolio of digital publishing brands providing expert information and inspiration in select vertical content categories.

Search

Our Search segment consists of our Desktop business and Ask Media Group. Through our Desktop business, we are a leading provider of global, advertising-driven desktop applications. We own and operate a portfolio of desktop browser applications that provide users with access to a wide variety of online content, tools and services. We provide users who download our desktop browser applications with new tab search services, as well as the option of default browser search services. We distribute our desktop browser applications to consumers free of charge on an opt-in basis directly through direct to consumer (primarily Chrome Web Store) and partnership distribution channels. Ask Media Group is a collection of websites providing general search services, and to a lesser extent, content that help users find the information they need.

Emerging & Other

Our Emerging & Other segment primarily includes:

•	Mosaic Group, a leading provider of global subscription mobile applications. Mosaic Group's products are developed by the following owned and operated businesses:

◦	Apalon, a leading mobile development company with one of the largest and most popular application portfolios worldwide.

46

IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

◦	iTranslate, a developer and distributor of some of the world's most downloaded mobile translation applications, enabling users to read, write, speak and learn foreign languages anywhere in the world, acquired in March 2018.

◦	TelTech, a developer and distributor of unique and innovative mobile communications applications that help protect consumer privacy, acquired in October 2018.

◦	Daily Burn, a health and fitness business that provides streaming fitness and workout videos across a variety of platforms (including mobile, web and other Internet-enabled television platforms).

•	Bluecrew, a technology driven staffing platform exclusively for flexible W-2 work, which we acquired a controlling interest in on February 26, 2018;

•	NurseFly, a platform to efficiently connect healthcare professionals with job opportunities, which we acquired a controlling interest in on June 26, 2019;

•	The Daily Beast, a website dedicated to news, commentary, culture and entertainment that publishes original reporting and opinion from its roster of full-time journalists and contributors;

•	College Humor Media, a provider of digital content, including its subscription only property, Dropout.tv;

•	IAC Films, a provider of production and producer services for feature films, primarily for initial sale and distribution through theatrical releases and video-on-demand services in the United States and internationally; and

•	For periods prior to their sales:

◦	CityGrid, an advertising network that integrated local content and advertising for distribution to affiliated and third-party publishers across web and mobile platforms, sold December 31, 2018.

◦	Dictionary.com, an online and mobile dictionary and thesaurus service, sold November 13, 2018.

◦	Electus, including Notional, a provider of production and producer services for both unscripted and scripted television and digital content, primarily for initial sale and distribution in the United States, sold October 29, 2018.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting for Investments in Equity Securities

Investments in equity securities, other than those of our combined subsidiaries and those accounted for under the equity method, if applicable, are accounted for at fair value or under the measurement alternative of Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, following its adoption on January 1, 2018, with any changes to fair value recognized within other income (expense), net each reporting period. Under the measurement alternative, equity investments without readily determinable fair values are carried at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar securities of the same issuer; value is generally determined based on a market approach as of the transaction date. A security will be considered identical or similar if it has identical or similar rights to the equity securities held by New IAC. New IAC reviews its investments in equity securities without readily determinable fair values for impairment each reporting period when there are qualitative factors or events that indicate possible impairment. Factors we consider in making this determination include negative changes in industry and market conditions, financial performance, business prospects, and other relevant events and factors. When indicators of impairment exist, New IAC prepares quantitative assessments of the fair value of our investments in equity securities, which require judgment and the use of estimates. When our assessment indicates that the fair value of the investment is below the carrying value, New IAC writes down the investment to its fair value and records the corresponding charge within other income (expense), net.

47

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

In the event New IAC has investments in the common stock or in-substance common stock of entities in which we have the ability to exercise significant influence over the operating and financial matters of the investee, but do not have a controlling financial interest, these would be accounted for using the equity method and included in "Long-term investments" in the accompanying combined balance sheet. At December 31, 2019 and 2018, New IAC did not have any investments accounted for using the equity method.

Accounting Estimates

Management of New IAC is required to make certain estimates, judgments and assumptions during the preparation of its combined financial statements in accordance with GAAP. These estimates, judgments and assumptions impact the reported amounts of assets, liabilities, revenue and expenses and the related disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

On an ongoing basis, New IAC evaluates its estimates and judgments, including those related to: the fair values of cash equivalents and marketable debt securities; the carrying value of accounts receivable, including the determination of the allowance for doubtful accounts; the determination of revenue reserves; the carrying value of right-of-use assets ("ROU assets"); the useful lives and recoverability of definite-lived intangible assets and property and equipment; the recoverability of goodwill and indefinite-lived intangible assets; the fair value of equity securities without readily determinable fair values; contingencies; the fair value of acquisition-related contingent consideration arrangements; unrecognized tax benefits; the valuation allowance for deferred income tax assets; and the fair value of and forfeiture rates for stock-based awards, among others. New IAC bases its estimates and judgments on historical experience, its forecasts and budgets and other factors that New IAC considers relevant.

Revenue Recognition

New IAC adopted ASU No. 2014-09, Revenue from Contracts with Customers, effective January 1, 2018 using the modified retrospective transition method for open contracts as of the date of initial application. The cumulative effect to New IAC's retained earnings at January 1, 2018 was an increase of $40.3 million, of which $3.4 million was related to the noncontrolling interest in ANGI; the adjustment to retained earnings was principally related to New IAC’s ANGI segment and the Desktop business.

•	Within ANGI, the effect of the adoption of ASU No. 2014-09 was that commissions paid to employees pursuant to certain sales incentive programs, which represent the incremental direct costs of obtaining a service professional contract, are now capitalized and amortized over the estimated life of a service professional (also referred to as the estimated customer relationship period). These costs were expensed as incurred prior to January 1, 2018. The cumulative effect of the adoption of ASU No. 2014-09 was the establishment of a current and non-current asset for capitalized sales commissions of $29.7 million and $4.2 million, respectively, and a related deferred tax liability of $8.0 million, resulting in a net increase to retained earnings of $25.9 million on January 1, 2018.

•	Within the Desktop business, the primary effect of the adoption of ASU No. 2014-09 was to accelerate the recognition of the portion of the revenue of certain desktop applications sold by SlimWare that qualify as functional intellectual property ("functional IP") under ASU No. 2014-09. This revenue was previously deferred and recognized over the applicable subscription term. The cumulative effect of the adoption of ASU No. 2014-09 for SlimWare was a reduction in deferred revenue of $20.3 million and the establishment of a deferred tax liability of $4.9 million, resulting in a net increase to retained earnings of $15.5 million on January 1, 2018.

New IAC's disaggregated revenue disclosures are presented in "Note 10—Segment Information."

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The following table presents the impact of the adoption of ASU No. 2014-09 by segment under Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers, as reported, and ASC 605, Revenue Recognition, for the year ended December 31, 2018.

	Under ASC 606 (as reported)	Under ASC 605	Effect of adoption of ASU No. 2014-09
	(In thousands)
Revenue by segment:
ANGI Homeservices	$1,132,241	$1,132,241	$—
Vimeo	159,641	160,931	(1,290)
Dotdash	130,991	130,991	—
Search	823,950	830,447	(6,497)
Emerging & Other	286,586	279,294	7,292
Inter-segment eliminations	(361)	(361)	—
Total	$2,533,048	$2,533,543	$(495)

Operating costs and expenses by segment:
ANGI Homeservices	$1,068,335	$1,073,275	$(4,940)
Vimeo	195,235	196,212	(977)
Dotdash	112,213	112,213	—
Search	672,525	672,525	—
Emerging & Other	313,213	310,404	2,809
Corporate	135,692	135,692	—
Total	$2,497,213	$2,500,321	$(3,108)

Operating income (loss) by segment:
ANGI Homeservices	$63,906	$58,966	$4,940
Vimeo	(35,594)	(35,281)	(313)
Dotdash	18,778	18,778	—
Search	151,425	157,922	(6,497)
Emerging & Other	(26,627)	(31,110)	4,483
Corporate	(136,053)	(136,053)	—
Total	$35,835	$33,222	$2,613

Net earnings	$292,371	$290,487	$1,884

New IAC accounts for a contract with a customer when it has approval and commitment from all parties, the rights of the parties and payment terms are identified, the contract has commercial substance and collectability of consideration is probable. Revenue is recognized when control of the promised services or goods is transferred to our customers and in an amount that reflects the consideration New IAC expects to be entitled to in exchange for those services or goods.

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Transaction Price

The objective of determining the transaction price is to estimate the amount of consideration New IAC is due in exchange for its services or goods, including amounts that are variable. New IAC determines the total transaction price, including an estimate of any variable consideration, at contract inception and reassesses this estimate each reporting period.

New IAC excludes from the measurement of transaction price all taxes assessed by governmental authorities that are both (i) imposed on and concurrent with a specific revenue-producing transaction and (ii) collected from customers. Accordingly, such tax amounts are not included as a component of revenue or cost of revenue.

For contracts that have an original duration of one year or less, New IAC uses the practical expedient available under ASU No. 2014-09, applicable to such contracts and does not consider the time value of money.

Arrangements with Multiple Performance Obligations

New IAC’s contracts with customers may include multiple performance obligations. For such arrangements, New IAC allocates revenue to each performance obligation based on its relative standalone selling price. New IAC generally determines standalone selling prices based on the prices charged to customers, which are directly observable or based on an estimate if not directly observable. For our multiple performance obligation arrangements that include functional intellectual property ("IP"), which comprise the downloadable apps and software of the Desktop business, New IAC uses a residual approach to determine standalone selling prices for the functional IP.

Assets Recognized from the Costs to Obtain a Contract with a Customer

New IAC has determined that certain costs, primarily commissions paid to employees pursuant to certain sales incentive programs and mobile app store fees, meet the requirements to be capitalized as a cost of obtaining a contract. Commissions paid to employees pursuant to certain sales incentive programs are amortized over the estimated customer relationship period. New IAC calculates the estimated customer relationship period as the average customer life, which is based on historical data. When customer renewals are expected and the renewal commission is not commensurate with the initial commission, the average customer life includes renewal periods. For sales incentive programs where the customer relationship period is one year or less, New IAC has elected the practical expedient to expense the costs as incurred. New IAC generally capitalizes and amortizes mobile app store fees over the term of the applicable subscription.

During the years ended December 31, 2019 and 2018, New IAC recognized expense of $99.8 million and $70.6 million related to the amortization of these costs. The current contract asset balances are $43.1 million, $40.6 million and $30.9 million at December 31, 2019 and 2018, and January 1, 2018, respectively. The non-current contract asset balances are $6.2 million, $4.5 million and $4.7 million at December 31, 2019 and 2018, and January 1, 2018, respectively. The current and non-current contract assets are included in "Other current assets" and "Other non-current assets," respectively, in the accompanying combined balance sheet.

Performance Obligations

As permitted under the practical expedient available under ASU No. 2014-09, New IAC does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less, (ii) contracts with variable consideration that is allocated entirely to unsatisfied performance obligations or to a wholly unsatisfied promise accounted for under the series guidance, and (iii) contracts for which New IAC recognizes revenue at the amount which we have the right to invoice for services performed.

ANGI Homeservices

ANGI revenue is primarily derived from (i) consumer connection revenue, which comprises fees paid by HomeAdvisor service professionals for consumer matches (regardless of whether the service professional ultimately provides the requested service) and fees from completed jobs sourced through the HomeAdvisor and Handy platforms, and (ii) HomeAdvisor service professional membership subscription fees. Consumer connection revenue varies based upon several factors, including the service requested, product experience offered and geographic location of service. Consumer connection revenue is generated and recognized when an in-network service professional has delivered a consumer match or when a job sourced through the HomeAdvisor and Handy platforms is completed. Service professional membership subscription revenue is initially deferred and is recognized using the straight-line method over the applicable subscription period, which is typically one year. Consumer connection revenue is generally billed one week following a consumer match, with payment due upon receipt of invoice or collected when a consumer schedules a job through the HomeAdvisor and Handy platforms. ANGI maintains revenue reserves for potential credits for services provided by Handy service professionals to consumers.

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ANGI revenue is also derived from (i) sales of time-based website, mobile and call center advertising to service professionals, (ii) membership subscription fees from consumers and (iii) service warranty subscription and other services. Angie's List service professionals generally pay for advertisements in advance on a monthly or annual basis at the option of the service professional, with the average advertising contract term being approximately one year. Angie's List website, mobile and call center advertising revenue is recognized ratably over the contract term. Revenue from the sale of advertising in the Angie’s List Magazine is recognized in the period in which the publication is distributed. Angie's List prepaid consumer membership subscription fees are recognized as revenue using the straight-line method over the term of the applicable subscription period, which is typically one year.

Prior to January 1, 2020, Handy recorded revenue on a net basis. Effective January 1, 2020, we modified the Handy terms and conditions so that Handy, rather than the service professional, has the contractual relationship with the consumer to deliver the service and Handy, rather than the consumer, has the contractual relationship with the service professional. Consumers request services and pay for such services directly through the Handy platform and then Handy fulfills the request with independently established home services providers engaged in a trade, occupation and/or business that customarily provides such services. This change in contractual terms requires gross revenue accounting treatment effective January 1, 2020. Also, in the case of certain tasks, HomeAdvisor provides a pre-priced product offering, pursuant to which consumers can request services through a HomeAdvisor platform and pay HomeAdvisor for the services directly. HomeAdvisor then fulfills the request with independently established home services providers engaged in a trade, occupation and/or business that customarily provides such services. Revenue from HomeAdvisor’s pre-priced product offering is also recorded on a gross basis effective January 1, 2020. In addition to changing the presentation of revenue to gross from net, the timing of revenue recognition will change for pre-priced jobs and will be later than the timing of existing consumer connection revenue for HomeAdvisor because we will not be able to record revenue, generally, until the service professional completes the job on our behalf.

Vimeo

Vimeo revenue is derived primarily from annual and monthly SaaS subscription fees paid by subscribers for self-serve and enterprise subscription plans. Subscription revenue is recognized over the terms of the applicable subscription period, which are typically one month or one year.

Dotdash

Dotdash revenue consists principally of display advertising revenue and performance marketing revenue. Display advertising revenue is generated primarily through digital display advertisements sold directly by our sales team and through programmatic advertising networks. Performance marketing revenue includes affiliate commerce and performance marketing commissions. Affiliate commerce commission revenue is generated when Dotdash refers users to commerce partner websites resulting in a purchase or transaction. Performance marketing commissions are generated on a cost-per-click or cost-per-new account basis.

Search

Desktop revenue largely consists of advertising revenue generated principally through the display of paid listings in response to search queries. Paid listings are advertisements displayed on search results pages that generally contain a link to advertiser websites. The substantial majority of the paid listings displayed by our Desktop businesses is supplied to us by Google Inc. ("Google") pursuant to our services agreement with Google. Pursuant to this agreement, Desktop businesses that provide search services transmit search queries to Google, which in turn transmits a set of relevant and responsive paid listings back to these businesses for display in search results. This ad-serving process occurs independently of, but concurrently with, the generation of algorithmic search results for the same search queries. Google paid listings are displayed separately from algorithmic search results and are identified as sponsored listings on search results pages. Paid listings are priced on a price per click basis and when a user submits a search query through a Desktop business and then clicks on a Google paid listing displayed in response to the query, Google bills the advertiser that purchased the paid listing and shares a portion of the fee charged to the advertiser with the Desktop business. New IAC recognizes paid listing revenue from Google when it delivers the user's click. In cases where the user’s click is generated due to the efforts of a third-party distributor, we recognize the amount due from Google as revenue and record a revenue share or other payment obligation to the third-party distributor as traffic acquisition costs.

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To a lesser extent, Desktop revenue also includes fees related to subscription-based downloadable desktop applications as well as display advertisements. Fees related to subscription downloadable desktop applications are generally recognized over the term of the applicable subscription period, which is primarily one or two years. Fees related to display advertisements are recognized when an advertisement is displayed.

Ask Media Group revenue consists principally of advertising revenue generated principally through the display of paid listings in response to search queries, as well as from display advertisements appearing alongside content on its various websites and, to a lesser extent, affiliate commerce commission revenue. The majority of the paid listings displayed are supplied to us by Google in the manner, and pursuant to the services agreement with Google, described above.

Revenue from display advertising is generated through advertisements sold through programmatic advertising networks. Affiliate commerce commission revenue is generated when an Ask Media Group property refers users to commerce partner websites resulting in a purchase or transaction.

Emerging & Other

Mosaic Group revenue consists primarily of fees related to subscription downloadable mobile applications distributed through the Apple App Store and Google Play Store, as well as display advertisements. Fees related to subscription downloadable mobile applications are recognized either over the term of the subscription period, which is up to one year, for those applications that must be connected to our servers to function, or at the time of the sale when the software is delivered. Fees related to display advertisements are recognized when an advertisement is displayed.

Bluecrew revenue consists of service revenue, which is generated through staffing workers and recognized as control of the promised services is transferred to our customers.

NurseFly revenue consists of subscription revenue, which is generated through recruiting agencies that seek access to qualified healthcare professionals and is recognized at the earlier of the full delivery of the promised services or the length of the subscription period.

The Daily Beast revenue consists of advertising revenue, which is generated primarily through display advertisements (sold directly and through programmatic ad sales), and to a lesser extent, affiliate commerce commission revenue.

Revenue of College Humor Media and IAC Films is generated primarily through media production and distribution and advertising. Production revenue is recognized when control is transferred to the customer to broadcast or exhibit, and advertising revenue is recognized when an advertisement is displayed or over the advertising period.

Accounts Receivables, Net of Allowance for Doubtful Accounts and Revenue Reserves

Accounts receivable include amounts billed and currently due from customers. New IAC maintains an allowance for doubtful accounts to provide for the estimated amount of accounts receivable that will not be collected. The allowance for doubtful accounts is based upon a number of factors, including the length of time accounts receivable are past due, New IAC’s previous loss history and the specific customer’s ability to pay its obligation. The time between New IAC issuance of an invoice and payment due date is not significant; customer payments that are not collected in advance of the transfer of promised services or goods are generally due no later than 30 days from invoice date. New IAC also maintains allowances to reserve for potential credits issued to consumers or other revenue adjustments. The amounts of these reserves are based primarily upon historical experience.

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Deferred Revenue

Deferred revenue consists of advance payments that are received or are contractually due in advance of New IAC's performance. New IAC’s deferred revenue is reported on a contract by contract basis at the end of each reporting period. New IAC classifies deferred revenue as current when the term of the applicable subscription period or expected completion of our performance obligation is one year or less. The deferred revenue balance is $179.9 million, $151.8 million and $133.9 million at December 31, 2019 and 2018, and January 1, 2018, respectively. During the years ended December 31, 2019 and 2018, New IAC recognized $146.5 million and $131.9 million of revenue that was included in the deferred revenue balance as of December 31, 2018 and January 1, 2018, respectively. The current deferred revenue balances are $178.6 million and $150.1 million at December 31, 2019 and 2018, respectively. The non-current deferred revenue balances are $1.3 million and $1.7 million at December 31, 2019 and 2018, respectively. Non-current deferred revenue is included in "Other long-term liabilities" in the accompanying combined balance sheet.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments, with maturities of less than 91 days from the date of purchase. Domestically, cash equivalents primarily consist of AAA rated government money market funds, treasury discount notes, time deposits and commercial paper rated A1/P1 or better. Internationally, cash equivalents primarily consist of AAA rated government money market funds and time deposits.

Investments in Debt Securities

New IAC invests in marketable debt securities with active secondary or resale markets to ensure portfolio liquidity to fund current operations or satisfy other cash requirements as needed. Marketable debt securities are adjusted to fair value each quarter, and the unrealized gains and losses, net of tax, are included in accumulated other comprehensive income (loss) as a separate component of parent's equity. The specific-identification method is used to determine the cost of debt securities sold and the amount of unrealized gains and losses reclassified out of accumulated other comprehensive income (loss) into earnings. New IAC also invests in non-marketable debt securities as part of its investment strategy. We review our debt securities for impairment each reporting period. New IAC recognizes an unrealized loss on debt securities in net earnings when the impairment is determined to be other-than-temporary. Factors we consider in making such determination include the duration, severity and reason for the decline in value and the potential recovery and our intent to sell the debt security. We also consider whether we will be required to sell the security before recovery of its amortized cost basis and whether the amortized cost basis cannot be recovered because of credit losses. If an impairment is considered to be other-than-temporary, the debt security will be written down to its fair value and the loss will be recognized within other income (expense), net. New IAC has no marketable securities at December 31, 2019. At December 31, 2018, marketable debt securities consist of treasury discount notes.

Certain Risks and Concentrations

Services Agreement with Google

Old IAC and Google are party to a services agreement (the “Services Agreement”). If the Separation is consummated, Old IAC shall assign the Services Agreement to New IAC. A meaningful portion of New IAC's revenue is attributable to the Services Agreement. In addition, New IAC earns certain other advertising revenue from Google that is not attributable to the Services Agreement. For the years ended December 31, 2019, 2018 and 2017, total revenue earned from Google was $733.5 million, $825.2 million and $740.7 million, respectively, representing 27%, 33% and 38%, respectively, of New IAC's combined revenue. Accounts receivable related to revenue earned from Google totaled $53.0 million and $69.1 million at December 31, 2019 and 2018, respectively.

Revenue attributable to the Services Agreement is earned by the Desktop business and Ask Media Group within the Search segment. For the years ended December 31, 2019, 2018 and 2017, revenue earned from the Services Agreement was $291.1 million, $426.5 million and $480.6 million, respectively, within the Desktop business and $385.9 million, $339.0 million and $203.5 million, respectively, within Ask Media Group.

The current Services Agreement expires on March 31, 2020. On February 11, 2019, Old IAC and Google amended the Services Agreement, effective as of April 1, 2020. The amendment extends the expiration date of the agreement to March 31, 2023; provided that during September 2020 and during each September thereafter, either party may, after discussion with the other party, terminate the services agreement, effective on September 30 of the year following the year such notice is given. New IAC believes that the amended agreement, taken as a whole, is comparable to Old IAC’s currently existing agreement with Google. The Services Agreement requires that New IAC comply with certain guidelines promulgated by Google. Google may generally unilaterally update its policies and guidelines without advance notice. These updates may be specific to the Services Agreement or could be more general and thereby impact New IAC as well as other companies. These policy and guideline updates could in turn require modifications to, or prohibit and/or render obsolete certain of our products, services and/or business practices, which could be costly to address or otherwise have an adverse effect on our combined financial condition and results of operations, particularly our Desktop business and Ask Media Group. As described below, Google has made changes to the policies under the Services Agreement and has also made industry-wide changes that have negatively impacted the Desktop business during both 2018 and 2019.

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Google’s policy changes related to its Chrome browser, which became effective on September 12, 2018, negatively impacted the distribution of our B2C downloadable desktop products. The resultant reduction in projected profits and revenues of this business resulted in a $27.7 million impairment of the B2C trade name, which was recorded in the fourth quarter of 2018. On May 31, 2019, Google announced industry-wide policy changes, which became effective on July 1, 2019, related to all extensions distributed through the Chrome Web Store. These industry-wide changes, combined with other changes to polices under the Services Agreement during the second half of 2019, have had a negative impact on the historical and expected future results of operations of the Desktop business. As of December 31, 2019, the goodwill balance of the Desktop reporting unit and the carrying value of the related intangible asset are $265.1 million and $28.9 million, respectively. The fair values of the Desktop reporting unit and the related intangible asset approximate their carrying values; therefore, a modest reduction in the fair values of the Desktop reporting unit or the related intangible asset would result in an impairment charge, which would be equal to the excess of the carrying value over the fair value of such assets.

Credit Risk

Financial instruments, which potentially subject New IAC to concentration of credit risk, consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained with financial institutions and are in excess of Federal Deposit Insurance Corporation insurance limits.

Other Risks

New IAC's business is subject to certain risks and concentrations including dependence on third-party technology providers, exposure to risks associated with online commerce security and credit card fraud.

Property and Equipment

Property and equipment, including significant improvements, are recorded at cost. Repairs and maintenance costs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, or, in the case of leasehold improvements, the lease term, if shorter.

Asset Category	Estimated Useful Lives
Buildings and leasehold improvements	3 to 39 Years
Capitalized software and computer equipment	2 to 3 Years
Furniture and other equipment	3 to 12 Years

New IAC capitalizes certain internal use software costs including external direct costs utilized in developing or obtaining the software and compensation for personnel directly associated with the development of the software. Capitalization of such costs begins when the preliminary project stage is complete and ceases when the project is substantially complete and ready for its intended purpose. The net book value of capitalized internal use software is $56.3 million and $38.6 million at December 31, 2019 and 2018, respectively.

Business Combinations

The purchase price of each acquisition is attributed to the assets acquired and liabilities assumed based on their fair values at the date of acquisition, including identifiable intangible assets that either arise from a contractual or legal right or are separable from goodwill. New IAC usually uses the assistance of outside valuation experts to assist in the allocation of purchase price to the identifiable intangible assets acquired. While outside valuation experts may be used, management has ultimate responsibility for the valuation methods, models and inputs used and the resulting purchase price allocation. The excess purchase price over the net tangible and identifiable intangible assets is recorded as goodwill and is assigned to the reporting unit(s) that is expected to benefit from the combination as of the acquisition date.

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In connection with certain business combinations, New IAC has entered into contingent consideration arrangements that are determined to be part of the purchase price. Each of these arrangements is initially recorded at its fair value at the time of the acquisition and reflected at current fair value for each subsequent reporting period thereafter until settled. Generally, our contingent consideration arrangements are based upon financial performance and/or operating metric targets. New IAC generally determines the fair value of the contingent consideration arrangements by using probability-weighted analyses to determine the amounts of the gross liability, and, if the arrangement is long-term in nature, applying a discount rate that appropriately captures the risk associated with the obligation to determine the net amount reflected in the combined financial statements. Significant changes in forecasted earnings or operating metrics would result in a significantly higher or lower fair value measurement. The changes in the remeasured fair value of the contingent consideration arrangements during each reporting period, including the accretion of the discount, if applicable, are recognized in "General and administrative expense" in the accompanying combined statement of operations. See "Note 6—Financial Instruments and Fair Value Measurements" for a discussion of contingent consideration arrangements.

Goodwill and Indefinite-Lived Intangible Assets

New IAC assesses goodwill and indefinite-lived intangible assets for impairment annually as of October 1, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit or the fair value of an indefinite-lived intangible asset below its carrying value.

When New IAC elects to perform a qualitative assessment and concludes it is not more likely than not that the fair value of the reporting unit is less than its carrying value, no further assessment of that reporting unit's goodwill is necessary; otherwise, a quantitative assessment is performed and the fair value of the reporting unit is determined. If the carrying value of the reporting unit exceeds its fair value, an impairment equal to the excess is recorded.

For New IAC's annual goodwill test at October 1, 2019, a qualitative assessment of the ANGI, Vimeo, Mosaic Group (included in the Emerging & Other segment), College Humor Media, Bluecrew and Nursefly reporting units' goodwill was performed because New IAC concluded it was more likely than not that the fair value of these reporting units was in excess of their respective carrying values. The primary factors that New IAC considered in its qualitative assessment for each of these reporting units are described below:

•	ANGI's October 1, 2019 market capitalization of $3.6 billion exceeded its carrying value by approximately $2.2 billion.

•	New IAC prepared valuations of the Vimeo, Mosaic Group, Bluecrew and Nursefly reporting units primarily in connection with the issuance and/or settlement of equity awards that are denominated in the equity of these businesses subsequent to January 1, 2019. The valuations were prepared time proximate to, however, not as of, October 1, 2019. The fair value of each of these businesses was in excess of its October 1, 2019 carrying value.

New IAC quantitatively tests goodwill for impairment as of October 1 when it concludes that it is more likely than not that there may be an impairment. For New IAC's annual goodwill test at October 1, 2019, New IAC quantitatively tested the Desktop reporting unit (included in the Search segment). New IAC's quantitative test indicated that there was no impairment. New IAC's Dotdash, Ask Media Group and The Daily Beast reporting units have no goodwill.

The aggregate goodwill balance for the Desktop reporting unit for which the most recent estimate of fair value is less than 10% over its carrying value is approximately $265.1 million.

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The fair value of New IAC's reporting units (except for ANGI described above) is determined using both an income approach based on discounted cash flows ("DCF") and a market approach when New IAC tests goodwill for impairment, either on an interim basis or annual basis as of October 1 each year. New IAC uses the same approach in determining the fair value of its businesses in connection with its non-public subsidiary denominated stock-based compensation plans, which can be a significant factor in the decision to apply the qualitative assessment rather than a quantitative test. Determining fair value using a DCF analysis requires the exercise of significant judgment with respect to several items, including the amount and timing of expected future cash flows and appropriate discount rates. The expected cash flows used in the DCF analyses are based on New IAC's most recent forecast and budget and, for years beyond the budget, New IAC's estimates, which are based, in part, on forecasted growth rates. The discount rates used in the DCF analyses are intended to reflect the risks inherent in the expected future cash flows of the respective reporting units. Assumptions used in the DCF analyses, including the discount rate, are assessed based on each reporting unit's current results and forecasted future performance, as well as macroeconomic and industry specific factors. The discount rates used in the quantitative test for determining the fair value of New IAC's reporting units was 12.5% in 2019 and ranged from 12.5% to 15.0% in 2018. Determining fair value using a market approach considers multiples of financial metrics based on both acquisitions and trading multiples of a selected peer group of companies. From the comparable companies, a representative market multiple is determined which is applied to financial metrics to estimate the fair value of a reporting unit. To determine a peer group of companies for our respective reporting units, we considered companies relevant in terms of consumer use, monetization model, margin and growth characteristics, and brand strength operating in their respective sectors.

While New IAC has the option to qualitatively assess whether it is more likely than not that the fair values of its indefinite-lived intangible assets are less than their carrying values, New IAC's policy is to determine the fair value of each of its indefinite-lived intangible assets annually as of October 1, in part, because the level of effort required to perform the quantitative and qualitative assessments is essentially equivalent. New IAC determines the fair value of indefinite-lived intangible assets using an avoided royalty DCF valuation analysis. Significant judgments inherent in this analysis include the selection of appropriate royalty and discount rates and estimating the amount and timing of expected future cash flows. The discount rates used in the DCF analyses are intended to reflect the risks inherent in the expected future cash flows generated by the respective intangible assets. The royalty rates used in the DCF analyses are based upon an estimate of the royalty rates that a market participant would pay to license New IAC's trade names and trademarks. The future cash flows are based on New IAC's most recent forecast and budget and, for years beyond the budget, New IAC's estimates, which are based, in part, on forecasted growth rates. Assumptions used in the avoided royalty DCF analyses, including the discount rate and royalty rate, are assessed annually based on the actual and projected cash flows related to the asset, as well as macroeconomic and industry specific factors. The discount rates used in New IAC's annual indefinite-lived impairment assessment ranged from 11.5% to 27.5% in 2019 and 11.5% to 35% in 2018, and the royalty rates used ranged from 1% to 5.5% in 2019 and 0.75% to 5.5% in 2018.

If the carrying value of an indefinite-lived intangible asset exceeds its estimated fair value, an impairment equal to the excess is recorded. The aggregate carrying value of indefinite-lived intangible assets for which the most recent estimate of the excess of fair value over carrying value is less than 10% is approximately $28.9 million.

The 2019 annual assessment of goodwill and indefinite-lived intangible assets identified a $3.3 million goodwill impairment charge and $0.7 million trade name impairment both related to the College Humor Media business.

The 2018 annual assessment of goodwill did not identify any impairments. The 2018 annual assessment of indefinite-lived intangible assets identified impairment charges of $27.7 million and $1.1 million related to certain Desktop and College Humor Media indefinite-lived trade names, respectively. The indefinite-lived intangible asset impairment charge at Desktop was due to Google's policy changes related to its Chrome browser which became effective on September 12, 2018 and have negatively impacted the distribution of New IAC's B2C downloadable desktop products. The impairment charge related to the B2C trade name was identified in New IAC's annual impairment assessment as of October 1, 2018 and reflects the projected reduction in profits and revenues and the resultant reduction in the assumed royalty rate from these policy changes. The impairment charges are included in "Amortization of intangibles" in the accompanying combined statement of operations.

The 2017 annual assessment of goodwill and indefinite-lived intangible assets did not identify any impairments.

New IAC’s reporting units are consistent with its operating segments except for the Search operating segment, which has two reporting units, Desktop and Ask Media Group, and the Emerging & Other operating segment, which has six reporting units, Mosaic Group, Bluecrew, Nursefly, The Daily Beast, College Humor Media and IAC Films. Goodwill is tested for impairment at the reporting unit level. See "Note 10—Segment Information" for additional information regarding New IAC's method of determining operating and reportable segments.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Long-Lived Assets and Intangible Assets with Definite Lives

Long-lived assets, which consist of ROU assets, property and equipment and intangible assets with definite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is deemed not to be recoverable, an impairment loss is recorded equal to the amount by which the carrying value of the long-lived asset exceeds its fair value. Amortization of definite-lived intangible assets is computed either on a straight-line basis or based on the pattern in which the economic benefits of the asset will be realized.

Fair Value Measurements

New IAC categorizes its financial instruments measured at fair value into a fair value hierarchy that prioritizes the inputs used in pricing the asset or liability. The three levels of the fair value hierarchy are:

•	Level 1: Observable inputs obtained from independent sources, such as quoted market prices for identical assets and liabilities in active markets.

•	Level 2: Other inputs, which are observable directly or indirectly, such as quoted market prices for similar assets or liabilities in active markets, quoted market prices for identical or similar assets or liabilities in markets that are not active and inputs that are derived principally from or corroborated by observable market data. The fair values of New IAC's Level 2 financial assets are primarily obtained from observable market prices for identical underlying securities that may not be actively traded. Certain of these securities may have different market prices from multiple market data sources, in which case an average market price is used.

•	Level 3: Unobservable inputs for which there is little or no market data and require New IAC to develop its own assumptions, based on the best information available in the circumstances, about the assumptions market participants would use in pricing the assets or liabilities. See "Note 6—Financial Instruments and Fair Value Measurements" for a discussion of fair value measurements made using Level 3 inputs.

New IAC's non-financial assets, such as goodwill, intangible assets, ROU assets and property and equipment are adjusted to fair value only when an impairment is recognized. New IAC's financial assets, comprising equity securities without readily determinable fair values, are adjusted to fair value when observable price changes are identified or an impairment is recognized. Such fair value measurements are based predominantly on Level 3 inputs.

Traffic Acquisition Costs

Traffic acquisition costs consist of (i) payments made to partners who direct traffic to our Ask Media Group websites, who distribute our business-to-business customized browser-based applications and who integrate our paid listings into their websites and (ii) the amortization of fees paid to Apple and Google related to the distribution of apps and the facilitation of in-app purchases. These payments include amounts based on revenue share and other arrangements. New IAC expenses these payments in the period incurred as a component of cost of revenue.

Advertising Costs

Advertising costs are expensed in the period incurred (when the advertisement first runs for production costs that are initially capitalized) and represent online marketing, including fees paid to search engines, social media sites and third parties that distribute our B2C downloadable applications, offline marketing, which is primarily television advertising, and partner-related payments to those who direct traffic to the brands within our ANGI segment. Advertising expense is $855.2 million, $798.1 million and $750.5 million for the years ended December 31, 2019, 2018 and 2017, respectively.

New IAC capitalizes and amortizes the costs associated with certain distribution arrangements that require us to pay a fee per access point delivered. These access points are generally in the form of downloadable applications associated with our direct-to consumer operations. These fees are amortized over the estimated useful lives of the access points to the extent New IAC can reasonably estimate a probable future economic benefit and the period over which such benefit will be realized (generally 18 months). Otherwise, the fees are charged to expense as incurred.

Legal Costs

Legal costs are expensed as incurred.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Income Taxes

New IAC is included within Old IAC’s tax group for purposes of federal and consolidated state income tax return filings. In all periods presented, current and deferred income tax provision/benefit has been computed for the entities comprising New IAC on an as if standalone, separate return basis.

New IAC accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided if it is determined that it is more likely than not that the deferred tax asset will not be realized. New IAC records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

New IAC evaluates and accounts for uncertain tax positions using a two-step approach. Recognition (step one) occurs when New IAC concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustainable upon examination. Measurement (step two) determines the amount of benefit that is greater than 50% likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. De-recognition of a tax position that was previously recognized would occur when New IAC subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained.

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the "Tax Act"). The Tax Act imposes a new minimum tax on global intangible low-taxed income ("GILTI") earned by foreign subsidiaries beginning in 2018. The FASB Staff Q&A, Topic 740 No. 5, Accounting for Global Intangible Low-Taxed Income, states that an entity may make an accounting policy election to either recognize deferred taxes for temporary differences expected to reverse as GILTI in future years or provide for the tax expense related to GILTI in the year the tax is incurred. New IAC has elected to recognize the tax on GILTI as a period expense in the period the tax is incurred.

Foreign Currency Translation and Transaction Gains and Losses

The financial position and operating results of foreign entities whose primary economic environment is based on their local currency are combined using the local currency as the functional currency. These local currency assets and liabilities are translated at the rates of exchange as of the balance sheet date, and local currency revenue and expenses of these operations are translated at average rates of exchange during the period. Translation gains and losses are included in accumulated other comprehensive income as a component of parent's equity. Transaction gains and losses resulting from assets and liabilities denominated in a currency other than the functional currency are included in the combined statement of operations as a component of other income (expense), net. See "Note 15—Combined Financial Statement Details" for additional information regarding foreign currency exchange gains and losses.

Translation gains and losses relating to foreign entities that are liquidated or substantially liquidated are reclassified out of accumulated other comprehensive income (loss) into earnings. Such losses totaled $0.1 million and less than $0.1 million during the years ended December 31, 2018 and 2017, respectively, and were included in "Other income, net" in the accompanying combined statement of operations. There were no such gains or losses for the year ended December 31, 2019.

Stock-Based Compensation

Stock-based compensation is measured at the grant date based on the fair value of the award and is generally expensed over the requisite service period. See "Note 9—Stock-based Compensation" for a discussion of the allocation of expense from Old IAC related to awards issued to New IAC employees that were granted under various Old IAC stock and annual incentive plans.

Redeemable Noncontrolling Interests

Noncontrolling interests in the combined subsidiaries of New IAC are ordinarily reported on the combined balance sheet within parent's equity, separately from New IAC's equity. However, securities that are redeemable at the option of the holder and not solely within the control of the issuer must be classified outside of parent's equity. Accordingly, all noncontrolling interests that are redeemable at the option of the holder are presented outside of parent's equity in the accompanying combined balance sheet.

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IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

In connection with the acquisition of certain subsidiaries, management of these businesses has retained an ownership interest. Old IAC is party to fair value put and call arrangements with respect to these interests. These put and call arrangements allow management of these businesses to require Old IAC to purchase their interests or allow Old IAC to acquire such interests at fair value, respectively. These arrangements will be assigned to New IAC following the Separation and are, therefore, reflected in these combined financial statements as if New IAC were the party to these arrangements. The put arrangements do not meet the definition of a derivative instrument as the put agreements do not provide for net settlement. These put and call arrangements become exercisable by New IAC and the counterparty at various dates in the future. One of these arrangements was exercised during the year ended December 31, 2019 and two of these arrangements were exercised during each of the years ended December 31, 2018 and 2017. These put arrangements are exercisable by the counterparty outside the control of New IAC. Accordingly, to the extent that the fair value of these interests exceeds the value determined by normal noncontrolling interest accounting, the value of such interests is adjusted to fair value with a corresponding adjustment to invested capital. During the years ended December 31, 2019, 2018 and 2017, New IAC recorded adjustments of $11.6 million, $6.6 million and $6.4 million, respectively, to increase these interests to fair value. Fair value determinations require high levels of judgment and are based on various valuation techniques, including market comparables and discounted cash flow projections.

Recent Accounting Pronouncements

Accounting Pronouncement adopted by New IAC

Adoption of ASU No. 2016-02, Leases (Topic 842)

New IAC adopted ASU No. 2016-02, Leases (Topic 842) ("ASC 842") effective January 1, 2019. ASC 842 superseded previously existing guidance on accounting for leases and generally requires all leases to be recognized in the statement of financial position.

The adoption of ASC 842 resulted in the recognition of $119.6 million of ROU assets and related lease liabilities as of January 1, 2019, with no cumulative effect adjustment. The adoption of ASC 842 had no impact on New IAC’s combined results of operations or cash flows.

New IAC adopted ASC 842 prospectively and, therefore, did not revise comparative period information or disclosure. In addition, New IAC elected the package of practical expedients permitted under ASC 842.

See "Note 11—Leases" for additional information on the adoption of ASC 842.

Accounting Pronouncements Not Yet Adopted by New IAC

ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued ASU No. 2016-13, which significantly changes how entities will measure credit losses for most financial assets, including accounts receivable. ASU No. 2016-13 replaces the “incurred loss” approach with an “expected loss” model, under which companies will recognize allowances based on expected rather than incurred losses. New IAC adopted ASU No. 2016-13 on January 1, 2020 using the modified retrospective approach. There was no cumulative effect arising from the adoption of ASU No. 2016-13. The adoption of 2016-13 is not expected to have a material impact on New IAC’s financial statements.

ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes

In December 2019, the FASB issued ASU No. 2019-12, which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistency among reporting entities. The provisions of ASU No. 2019-12 are effective for reporting periods beginning after December 15, 2020 with early adoption permitted. Most amendments within ASU No. 2019-12 are required to be applied on a prospective basis, while certain amendments must be applied on a retrospective or modified retrospective basis. New IAC adopted ASU No. 2019-12 on January 1, 2020 using the modified retrospective basis for those amendments that are not applied on a prospective basis. The adoption of ASU No. 2019-12 will not have a material impact on New IAC’s combined financial statements.

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IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 3—INCOME TAXES

New IAC is included within Old IAC’s tax group for purposes of federal and consolidated state income tax return filings. In all periods presented, current and deferred income tax provision/benefit have been computed for the entities comprising New IAC on an as if standalone, separate return basis. New IAC’s payments to Old IAC for its share of Old IAC’s consolidated federal and state tax return liabilities have been reflected within cash flows from operating activities in the accompanying combined statements of cash flows.

U.S. and foreign (loss) earnings before income taxes and noncontrolling interests are as follows:

	Years Ended December 31,
	2019	2018	2017
	(In thousands)
U.S.	$(74,360)	$269,267	$(141,519)
Foreign	46,054	36,304	10,725
Total	$(28,306)	$305,571	$(130,794)

The components of the income tax (benefit) provision are as follows:

	Years Ended December 31,
	2019	2018	2017
	(In thousands)
Current income tax provision (benefit):
Federal	$(1,117)	$(1,187)	$(29,754)
State	197	1,514	2,262
Foreign	3,201	4,108	(1,175)
Current income tax provision (benefit)	2,281	4,435	(28,667)

Deferred income tax (benefit) provision:
Federal	(51,952)	20,156	(118,744)
State	(10,645)	(7,272)	(6,755)
Foreign	(173)	(4,119)	(1,236)
Deferred income tax (benefit) provision	(62,770)	8,765	(126,735)
Income tax (benefit) provision	$(60,489)	$13,200	$(155,402)

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IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

The tax effects of cumulative temporary differences that give rise to significant deferred tax assets and deferred tax liabilities are presented below. The valuation allowance relates to deferred tax assets for which it is more likely than not that the tax benefit will not be realized.

	December 31,
	2019	2018
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$201,766	$129,500
Stock-based compensation	62,566	64,776
Long-term lease liabilities	42,486	—
Tax credit carryforwards	38,066	34,065
Accrued expenses	12,911	17,577
Other	21,039	16,713
Total deferred tax assets	378,834	262,631
Less: valuation allowance	(92,990)	(86,778)
Net deferred tax assets	285,844	175,853

Deferred tax liabilities:
Investment in subsidiaries	(240,420)	(240,590)
Right-of-use assets	(29,654)	—
Intangible assets	(28,488)	(35,380)
Investment in Pinterest	—	(23,018)
Other	(31,534)	(14,120)
Total deferred tax liabilities	(330,096)	(313,108)
Net deferred tax liabilities	$(44,252)	$(137,255)

Upon the Separation, Old IAC's consolidated federal and state tax attributes will be allocated between New IAC and New Match; these tax attributes will be allocated pursuant to the Internal Revenue Code ("IRC") and applicable state law. This allocation will result in the adjustment of New IAC’s net deferred tax liability, which is $44.3 million on an as if standalone, separate return basis to be adjusted as of the effective date of the Separation with a corresponding adjustment to additional paid-in capital. If the Separation had occurred on December 31, 2019, New IAC’s net deferred tax liability would have increased by approximately $10.1 million. The final allocation of tax attributes and resulting adjustment of New IAC’s deferred taxes will be impacted by multiple factors, including, but not limited to, the ultimate date of the Separation and the amount of taxable income or loss generated by the Old IAC consolidated tax group in 2020, the expected year of the Separation.

At December 31, 2019, New IAC has federal and state net operating losses ("NOLs") of $506.3 million and $552.8 million, respectively. These NOLs have been computed on an as if standalone, separate return basis and will be adjusted upon the Separation pursuant to applicable law. If not utilized, the federal NOLs will expire at various times between 2026 and 2037, and the state NOLs, if not utilized, will expire at various times between 2022 and 2039. Federal and state NOLs of $200.9 million and $248.5 million, respectively, can be used against future taxable income without restriction and the remaining NOLs will be subject to limitations under Section 382 of the IRC, separate return limitations, and applicable law. At December 31, 2019, New IAC has foreign NOLs of $337.9 million available to offset future income. Of these foreign NOLs, $311.7 million can be carried forward indefinitely and $26.2 million will expire at various times between 2020 and 2039. During 2019, New IAC recognized tax benefits related to NOLs of $70.8 million. Included in this amount is $26.9 million of tax benefits of acquired attributes, which was recorded as a reduction to goodwill.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

At December 31, 2019, New IAC has tax credit carryforwards of $50.2 million. Of this amount, $34.2 million relates to credits for research activities, $13.6 million relates to credits for foreign taxes and $2.4 million relates to various other credits. Of these credit carryforwards, $12.8 million can be carried forward indefinitely and $37.4 million will expire between 2020 and 2039.

New IAC regularly assesses the realizability of deferred tax assets considering all available evidence including, to the extent applicable, the nature, frequency and severity of prior cumulative losses, forecasts of future taxable income, tax filing status, the duration of statutory carryforward periods, available tax planning and historical experience. At December 31, 2019, New IAC has a U.S. gross deferred tax asset of $277.4 million that New IAC expects to fully utilize on a more likely than not basis. Of this amount, $31.5 million will be utilized upon the reversal of deferred tax liabilities and the remaining net deferred tax asset of $245.9 million will be utilized based on forecasts of future taxable income.

During 2019, New IAC's valuation allowance increased by $6.2 million primarily due to an increase in foreign NOLs, partially offset by a net decrease in unbenefited capital losses. At December 31, 2019, New IAC has a valuation allowance of $93.0 million related to the portion of tax loss carryforwards, foreign tax credits and other items for which it is more likely than not that the tax benefit will not be realized.

A reconciliation of the income tax (benefit) provision to the amounts computed by applying the statutory federal income tax rate to earnings before income taxes is shown as follows:

	Years Ended December 31,
	2019	2018	2017
	(In thousands)
Income tax (benefit) provision at the federal statutory rate of 21% (35% for 2017)	$(5,944)	$64,170	$(45,778)
State income taxes, net of effect of federal tax benefit	(277)	5,188	(4,856)
Stock-based compensation	(56,871)	(39,326)	(75,895)
Non-deductible executive compensation	7,409	2,983	123
Change in valuation allowance on capital losses	(5,815)	(1,280)	(825)
Non-deductible expenses	5,460	1,727	5,211
Research credit	(5,105)	(3,167)	(4,593)
Withholding taxes	1,008	703	510
Deferred tax adjustment for enacted changes in tax laws and rates	(687)	(13,646)	(68,513)
Foreign income taxed at a different statutory tax rate	(672)	(866)	(6,087)
Transition tax	—	—	46,003
Other, net	1,005	(3,286)	(702)
Income tax (benefit) provision	$(60,489)	$13,200	$(155,402)

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IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits, including penalties but excluding interest, is as follows:

	December 31,
	2019	2018	2017
	(In thousands)
Balance at January 1	$15,451	$14,528	$12,766
Additions based on tax positions related to the current year	2,781	1,455	1,399
Additions for tax positions of prior years	238	235	870
Expiration of applicable statutes of limitations	(410)	(767)	(507)
Balance at December 31	$18,060	$15,451	$14,528

New IAC is routinely under audit by federal, state, local and foreign authorities in the area of income tax as a result of previously filed separate company and consolidated tax returns with Old IAC. These audits include questioning the timing and the amount of income and deductions and the allocation of income and deductions among various tax jurisdictions. The Internal Revenue Service ("IRS") is currently auditing Old IAC’s federal income tax returns for the years ended December 31, 2010 through 2016, which includes the operations of New IAC. The statute of limitations for the years 2010 through 2012 has been extended to November 30, 2020 and the statute of limitations for the years 2013 through 2015 has been extended to December 31, 2020. Various other jurisdictions are open to examination for tax years beginning with 2009. Income taxes payable include unrecognized tax benefits that are considered to be sufficient to pay assessments that may result from the examination of prior year tax returns. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may not accurately anticipate actual outcomes and, therefore, may require periodic adjustment. Although management currently believes changes in unrecognized tax benefits from period to period and differences between amounts paid, if any, upon resolution of issues raised in audits and amounts previously provided will not have a material impact on the liquidity, results of operations, or financial condition of New IAC, these matters are subject to inherent uncertainties and management’s view of these matters may change in the future.

New IAC recognizes interest and, if applicable, penalties related to unrecognized tax benefits in the income tax provision. Included in the income tax provision for the years ended December 31, 2019, 2018 and 2017 is a $0.1 million expense for all three respective years, net of related deferred taxes of less than $0.1 million for all three respective years, for interest on unrecognized tax benefits. At December 31, 2019 and 2018, New IAC has accrued $2.3 million and $1.8 million, respectively, for the payment of interest. At both December 31, 2019 and 2018, New IAC has accrued $0.2 million for penalties.

At December 31, 2019 and 2018, unrecognized tax benefits, including interest and penalties, were $20.3 million and $17.2 million, respectively. Included in unrecognized tax benefits at December 31, 2019 and 2018, is $11.6 million and $9.0 million, respectively, for tax positions included in Old IAC’s consolidated tax return filings. If unrecognized tax benefits at December 31, 2019 are subsequently recognized, $18.9 million, net of related deferred tax assets and interest, would reduce income tax expense. The comparable amount as of December 31, 2018 was $16.1 million. New IAC believes that it is reasonably possible that its unrecognized tax benefits could decrease by $10.6 million by December 31, 2019, due to expirations of statutes of limitations or other settlements; $10.3 million of which would reduce the income tax provision.

On December 22, 2017, the U.S. enacted the Tax Act. The Tax Act subjected to U.S. taxation certain previously deferred earnings of foreign subsidiaries as of December 31, 2017 ("Transition Tax") and implemented a number of changes that took effect on January 1, 2018, including but not limited to, a reduction of the U.S. federal corporate tax rate from 35% to 21% and a new minimum tax on GILTI earned by foreign subsidiaries. New IAC was able to make a reasonable estimate of the Transition Tax and recorded a provisional tax expense in the fourth quarter of 2017. In 2018, New IAC finalized this calculation, which resulted in no adjustment to the Transition Tax.

At December 31, 2019, all of New IAC’s international cash can be repatriated without significant tax consequences.

NOTE 4—BUSINESS COMBINATION

Through the Combination, ANGI acquired 100% of the common stock of Angie's List on September 29, 2017 for a total purchase price valued at $781.4 million.

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IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

The purchase price of $781.4 million was determined based on the sum of (i) the fair value of the 61.3 million shares of Angie's List common stock outstanding immediately prior to the Combination based on the closing stock price of Angie's List common stock on the NASDAQ on September 29, 2017 of $12.46 per share; (ii) the cash consideration of $1.9 million paid to holders of Angie's List common stock who elected to receive $8.50 in cash per share; and (iii) the fair value of vested equity awards (including the pro rata portion of unvested awards attributable to pre-combination services) outstanding under Angie's List stock plans on September 29, 2017. Each stock option to purchase shares of Angie's List common stock that was outstanding immediately prior to the effective time of the Combination was, as of the effective time of the Combination, converted into an option to purchase (i) that number of Class A shares of ANGI Homeservices equal to the total number of shares of Angie's List common stock subject to such Angie's List option immediately prior to the effective time of the Combination, (ii) at a per-share exercise price equal to the exercise price per share of Angie's List common stock at which such Angie's List option was exercisable immediately prior to the effective time of the Combination. Each award of Angie's List restricted stock units that was outstanding immediately prior to the effective time of the Combination was, as of the effective time of the Combination, converted into an ANGI Homeservices restricted stock unit award with respect to a number of Class A shares of ANGI Homeservices equal to the total number of shares of Angie's List common stock subject to such Angie's List restricted stock unit award immediately prior to the effective time of the Combination.

The table below summarizes the purchase price:

Angie's List
(In thousands)
Class A common stock	$763,684
Cash consideration for holders who elected to receive $8.50 in cash per share of Angie's List common stock	1,913
Fair value of vested and pro rata portion of unvested stock options attributable to pre-combination services	11,749
Fair value of the pro rata portion of unvested restricted stock units attributable to pre-combination services	4,038
Total purchase price	$781,384

The financial results of Angie's List are included in New IAC's combined financial statements, within the ANGI Homeservices segment, beginning September 29, 2017. For the year ended December 31, 2017, New IAC included $58.9 million of revenue and $21.8 million of net loss in its combined statement of operations related to Angie's List. The net loss of Angie's List reflects $28.7 million in stock-based compensation expense related to (i) the acceleration of previously issued Angie's List equity awards held by employees terminated in connection with the Combination and (ii) the expense related to previously issued Angie's List equity awards, severance and retention costs of $19.8 million related to the Combination and a reduction in revenue of $7.8 million due to the write-off of deferred revenue related to the Combination.

The table below summarizes the fair values of the assets acquired and liabilities assumed at the date of Combination:

Angie's List
(In thousands)
Cash and cash equivalents	$44,270
Other current assets	11,280
Property and equipment	16,341
Goodwill	543,674
Intangible assets	317,300
Total assets	932,865
Deferred revenue	(32,595)
Other current liabilities	(46,150)
Long-term debt—related party	(61,498)
Deferred income taxes	(9,833)
Other long-term liabilities	(1,405)
Net assets acquired	$781,384

IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

The purchase price was based on the expected financial performance of Angie's List, not on the value of the net identifiable assets at the time of combination. This resulted in a significant portion of the purchase price being attributed to goodwill because Angie's List is complementary and synergistic to the other North America businesses of ANGI Homeservices.

The fair values of the identifiable intangible assets acquired at the date of Combination are as follows:

	Angie's List
	(In thousands)	Weighted-Average Useful Life (Years)
Indefinite-lived trade name and trademarks	$137,000	Indefinite
Service professionals	90,500	3
Developed technology	63,900	6
Memberships	15,900	3
User base	10,000	1
Total identifiable intangible assets acquired	$317,300

Other current assets, current liabilities and other long-term liabilities of Angie's List were reviewed and adjusted to their fair values at the date of combination, as necessary. The fair value of deferred revenue was determined using an income approach that utilized a cost to fulfill analysis. The fair value of the trade name and trademarks was determined using an income approach that utilized the relief from royalty methodology. The fair values of developed technology and user base were determined using a cost approach that utilized the cost to replace methodology. The fair values of the service professionals and memberships were determined using an income approach that utilized the excess earnings methodology. The valuations of deferred revenue and intangible assets incorporate significant unobservable inputs and require significant judgment and estimates, including the amount and timing of future cash flows, cost and profit margins related to deferred revenue and the determination of royalty and discount rates. The amount attributed to goodwill is not tax deductible.

Unaudited Pro Forma Financial Information

The unaudited pro forma financial information in the table below presents the combined results of New IAC and Angie's List as if the Combination had occurred on January 1, 2016. The unaudited pro forma financial information includes adjustments required under the acquisition method of accounting and is presented for informational purposes only and is not necessarily indicative of the results that would have been achieved had the Combination actually occurred on January 1, 2016. For the year ended December 31, 2017, pro forma adjustments include (i) reductions in stock-based compensation expense of $77.1 million and transaction related costs of $34.1 million because they are one-time in nature and will not have a continuing impact on operations; and (ii) an increase in amortization of intangibles of $31.9 million. The stock-based compensation expense is related to the modification of previously issued HomeAdvisor equity awards and previously issued Angie's List equity awards, both of which were converted into ANGI Homeservices' equity awards in the Combination, and the acceleration of certain converted equity awards resulting from the termination of Angie's List employees in connection with the Combination. The transaction related costs include severance and retention costs of $19.8 million related to the Combination.

Year Ended December 31, 2017
(In thousands)
Revenue	$2,174,968
Net earnings attributable to Old IAC equity in IAC Holdings, Inc.	$96,578

IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 5—GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets, net are as follows:

	December 31,
	2019	2018
	(In thousands)
Goodwill	$1,616,867	$1,484,117
Intangible assets with indefinite lives	225,296	227,420
Intangible assets with definite lives, net of accumulated amortization	124,854	166,362
Total goodwill and intangible assets, net	$1,967,017	$1,877,899

The following table presents the balance of goodwill by reportable segment, including the changes in the carrying value of goodwill, for the year ended December 31, 2019:

	Balance at December 31, 2018	Additions	(Deductions)	Impairment	Foreign Exchange Translation	Balance at December 31, 2019
	(In thousands)
ANGI Homeservices	$895,071	$18,326	$(29,293)	$—	$192	$884,296
Vimeo	77,152	142,222	—	—	—	219,374
Search	265,146	—	—	—	—	265,146
Emerging & Other	246,748	4,765	—	(3,318)	(144)	248,051
Total	$1,484,117	$165,313	$(29,293)	$(3,318)	$48	$1,616,867

Additions primarily relate to the acquisitions of Magisto (included in the Vimeo segment) and Fixd Repair (included in the ANGI Homeservices segment). Deductions primarily relate to tax benefits of acquired attributes related to the acquisition of Handy (included in the ANGI Homeservices segment). During the fourth quarter of 2019, New IAC recorded an impairment charge of $3.3 million related to the goodwill of the College Humor Media business (included in the Emerging & Other segment).

The following table presents the balance of goodwill by reportable segment, including the changes in the carrying value of goodwill, for the year ended December 31, 2018:

	Balance at December 31, 2017	Additions	(Deductions)	Impairment	Foreign Exchange Translation	Balance at December 31, 2018
	(In thousands)
ANGI Homeservices	$770,664	$142,768	$(14,449)	$—	$(3,912)	$895,071
Vimeo	77,303	—	(151)	—	—	77,152
Search	265,146	—	—	—	—	265,146
Emerging & Other	200,401	54,468	(7,664)	—	(457)	246,748
Total	$1,313,514	$197,236	$(22,264)	$—	$(4,369)	$1,484,117

IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Additions primarily relate to the acquisitions of Handy (included in the ANGI Homeservices segment), TelTech, iTranslate and Bluecrew (included in the Emerging & Other segment). Deductions relate to the sales of Felix (included in the ANGI Homeservices segment) and Electus (included in the Emerging & Other segment).

Prior to the fourth quarter of 2018, IAC Publishing was a reportable segment consisting of one operating segment and one reporting unit. In the fourth quarter of 2018, IAC Publishing was split into the Dotdash, Ask Media Group (included in the Search segment) and Emerging & Other segments (related to the remaining businesses previously included in the IAC Publishing segment). The accumulated goodwill impairment of IAC Publishing was allocated to these businesses based upon their relative fair values as of October 1, 2018.

The December 31, 2019 and 2018 goodwill balances reflect accumulated impairment losses of $716.2 million and $198.3 million at Search and Dotdash, respectively. The December 31, 2019 and 2018 goodwill balances also reflect accumulated impairment losses of $14.9 million and $11.6 million, respectively, at College Humor Media (included in the Emerging & Other segment).

Intangible assets with indefinite lives are trade names and trademarks acquired in various acquisitions. At December 31, 2019 and 2018, intangible assets with definite lives are as follows:

	December 31, 2019
	Gross Carrying Amount	Accumulated Amortization	Net	Weighted-Average Useful Life (Years)
	(In thousands)
Technology	$143,255	$(73,483)	$69,772	4.5
Service professional relationships	99,651	(76,445)	23,206	2.9
Customer lists and user base	44,286	(24,226)	20,060	3.3
Memberships	15,900	(11,940)	3,960	3.0
Trade names	12,777	(8,082)	4,695	3.5
Other	10,439	(7,278)	3,161	3.4
Total	$326,308	$(201,454)	$124,854	3.7

	December 31, 2018
	Gross Carrying Amount	Accumulated Amortization	Net	Weighted-Average Useful Life (Years)
	(In thousands)
Technology	$132,588	$(48,339)	$84,249	4.6
Service professional relationships	99,528	(44,674)	54,854	2.9
Customer lists and user base	29,829	(14,857)	14,972	2.9
Memberships	15,900	(6,640)	9,260	3.0
Trade names	7,579	(4,579)	3,000	3.9
Other	5,500	(5,473)	27	4.6
Total	$290,924	$(124,562)	$166,362	3.7

IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

At December 31, 2019, amortization of intangible assets with definite lives for each of the next five years and thereafter is estimated to be as follows:

Years Ending December 31,	(In thousands)
2020	$61,792
2021	26,108
2022	21,830
2023	12,306
2024	1,316
Thereafter	1,502
Total	$124,854

NOTE 6—FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Marketable Securities

New IAC did not hold any marketable securities at December 31, 2019.

At December 31, 2018, the fair values of marketable securities are as follows:

Year Ended December 31, 2018
(In thousands)
Available-for-sale marketable debt securities	$24,947
Marketable equity security	419
Total marketable securities	$25,366

At December 31, 2018, current available-for-sale marketable debt securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
Treasury discount notes	$24,947	$1	$(1)	$24,947
Total available-for-sale marketable debt securities	$24,947	$1	$(1)	$24,947

IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

There were no investments in available-for-sale marketable debt securities that have been in a continuous unrealized loss position for longer than twelve months as of December 31, 2018.

For the years ended December 31, 2019 and 2018, proceeds from maturities of available-for-sale marketable debt securities were $25.0 million and $35.0 million, respectively. There were no gross realized gains or losses from the maturities of available-for-sale marketable debt securities for the years ended December 31, 2019 and 2018.

Long-term Investments

Long-term investments consist of:

	December 31,
	2019	2018
	(In thousands)
Equity securities without readily determinable fair values	$347,975	$225,979
Total long-term investments	$347,975	$225,979

Equity Securities without Readily Determinable Fair Values

In the third quarter of 2019, New IAC made a $250 million investment in Turo, a peer-to-peer car sharing marketplace. As part of its investment, New IAC received a warrant that is net settleable at New IAC's option and is recorded at fair value each reporting period with any change included in "Other income, net" in the accompany combined statement of operations. The warrant is measured using significant unobservable inputs and is classified in the fair value hierarchy table below as Level 3. The warrant is included in "Other non-current assets" in the accompanying combined balance sheet.

New IAC had an investment in Pinterest, which was carried at fair value following the initial public offering of Pinterest in April 2019. Prior to this, New IAC accounted for its investment in Pinterest as an equity security without a readily determinable fair value. New IAC sold its remaining shares in Pinterest during the fourth quarter of 2019. For the year ended December 31, 2019, New IAC recognized a net gain of $20.5 million related to its investment in Pinterest, which is included in "Other income, net" in the accompanying combined statement of operations.

The following table presents a summary of realized and unrealized gains and losses recorded in "Other income, net", as adjustments to the carrying value of equity securities without readily determinable fair values held as of December 31, 2019 and 2018.

	Years Ended December 31,
	2019	2018
	(In thousands)
Upward adjustments (gross unrealized gains)	$19,698	$128,786
Downward adjustments including impairments (gross unrealized losses)	(1,193)	(2,838)
Total	$18,505	$125,948

IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

The cumulative upward and downward adjustments (including impairments) to the carrying value of equity securities without readily determinable fair values held at December 31, 2019 were $19.7 million and $0.9 million, respectively.

Realized and unrealized gains and losses for New IAC's marketable equity security and investments without readily determinable fair values for the years ended December 31, 2019 and 2018 are as follows:

	Years Ended December 31, 2018
	2019	2018
	(In thousands)
Realized gains, net, for equity securities sold	$22,880	$27,366
Unrealized gains, net, on equity securities held	18,505	126,063
Total gains, net, recognized in other income, net	$41,385	$153,429

Equity Method Investments

In 2018 and 2017, New IAC recorded other-than-temporary impairment charges on certain of its investments of $0.6 million and $2.7 million, respectively. These charges are included in "Other income, net" in the accompanying combined statement of operations.

Cost Method Investments (Prior to the Adoption of ASU No. 2016-01)

In 2017, New IAC recorded $7.2 million of other-than-temporary impairment charges for certain of its investments as a result of our assessment of the near-term prospects and financial condition of the investees. This charge is included in "Other income, net" in the accompanying combined statement of operations.

Fair Value Measurements

The following tables present New IAC's financial instruments that are measured at fair value on a recurring basis:

	December 31, 2019
	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value Measurements
	(In thousands)
Assets:
Cash equivalents:
Money market funds	$699,589	$—	$—	$699,589
Time deposits	—	23,075	—	23,075
Other non-current assets:
Warrant	—	—	8,495	8,495
Total	$699,589	$23,075	$8,495	$731,159

Liabilities:
Contingent consideration arrangements	$—	$—	$(6,918)	$(6,918)

IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

	December 31, 2018
	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value Measurements
	(In thousands)
Assets:
Cash equivalents:
Money market funds	$616,077	$—	$—	$616,077
Treasury discount notes	—	99,914	—	99,914
Commercial paper	—	52,931	—	52,931
Time deposits	—	15,036	—	15,036
Marketable securities:
Treasury discount notes	—	24,947	—	24,947
Marketable equity security	419	—	—	419
Total	$616,496	$192,828	$—	$809,324

Liabilities:
Contingent consideration arrangements	$—	$—	$(26,657)	$(26,657)

The following table presents the changes in New IAC's financial instruments that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	Years Ended December 31,
	2019		2018
	Warrant	Contingent Consideration Arrangements	Contingent Consideration Arrangements
	(In thousands)
Balance at January 1	$—	$(26,657)	$—
Fair value at date of acquisition	17,618	—	(25,521)
Total net (losses) gains:
Included in earnings:
Fair value adjustments	(9,123)	19,739	(1,136)
Balance at December 31	$8,495	$(6,918)	$(26,657)

Contingent Consideration Arrangements

At December 31, 2019, New IAC has one outstanding contingent consideration arrangement related to a business acquisition. The arrangement has a total maximum contingent payment of $45.0 million. At December 31, 2019, the gross fair value of this arrangement, before unamortized discount, is $12.5 million.

Generally, our contingent consideration arrangements are based upon financial performance and/or operating metric targets and New IAC generally determines the fair value of the contingent consideration arrangements by using probability-weighted analyses to determine the amounts of the gross liability, and, if the arrangements are initially long-term in nature, applying a discount rate that appropriately captures the risks associated with the obligation to determine the net amount reflected in the combined financial statements. The fair value of the contingent consideration arrangement at both December 31, 2019 and 2018 reflects a discount rate of 25%.

IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

The fair value of contingent consideration arrangements is sensitive to changes in the expected achievement of the applicable targets and changes in discount rates. New IAC remeasures the fair value of the contingent consideration arrangements each reporting period, including the accretion of the discount, if applicable, and changes are recognized in "General and administrative expense" in the accompanying combined statement of operations. At December 31, 2019 and 2018, the contingent consideration arrangement liability is $6.9 million and $26.7 million, respectively. These amounts are included in "Other long-term liabilities" in the accompanying combined balance sheet.

Financial Instruments Measured at Fair Value Only for Disclosure Purposes

The following table presents the carrying value and the fair value of financial instruments measured at fair value only for disclosure purposes:

	December 31, 2019		December 31, 2018
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In thousands)
Notes receivable—related party, current	$55,251	$55,251	$—	$—
Current portion of long-term debt	$(13,750)	$(13,681)	$(13,750)	$(12,753)
Long-term debt, net (a)	$(231,946)	$(232,581)	$(244,971)	$(229,556)
Long-term debt—related party	$—	$—	$(2,500)	$(2,529)

(a)	At December 31, 2019 and 2018, the carrying value of long-term debt, net includes unamortized debt issuance costs of $1.8 million and $2.5 million, respectively.

The fair value of long-term debt, including the current portion, is estimated using observable market prices or indices for similar liabilities, which are Level 2 inputs. The fair value of long-term debt—related party is based on Level 3 inputs and is estimated by discounting the future cash flows based on current market conditions.

NOTE 7—LONG-TERM DEBT

Long-term debt consists of:

	December 31,
	2019	2018
	(In thousands)
ANGI Term Loan due November 5, 2023	$247,500	$261,250
Less: current portion of ANGI Term Loan	13,750	13,750
Less: unamortized debt issuance costs	1,804	2,529
Total long-term debt, net	$231,946	$244,971

ANGI Term Loan and ANGI Credit Facility

On November 1, 2017, ANGI borrowed $275 million under a five-year term loan facility ("ANGI Term Loan"). On November 5, 2018, the ANGI Term Loan was amended and restated, and is now due on November 5, 2023. At both December 31, 2019 and 2018, the ANGI Term Loan bears interest at LIBOR plus 1.50%. The spread over LIBOR is subject to change in future periods based on ANGI's consolidated net leverage ratio. The interest rate was 3.25% and 3.98% at December 31, 2019 and 2018, respectively. Interest payments are due at least quarterly through the term of the loan. Additionally, there are quarterly principal payments of $3.4 million through December 31, 2021, $6.9 million for the one-year period ending December 31, 2022 and $10.3 million through maturity of the loan when the final amount of $161.6 million is due.

IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

The terms of the ANGI Term Loan require ANGI to maintain a consolidated net leverage ratio of not more than 4.5 to 1.0 and a minimum interest coverage ratio of not less than 2.0 to 1.0 (in each case as defined in the credit agreement). The ANGI Term Loan also contains covenants that would limit ANGI’s ability to pay dividends, make distributions or repurchase ANGI stock in the event a default has occurred or ANGI’s consolidated net leverage ratio exceeds 4.25 to 1.0. There are additional covenants under the ANGI Term Loan that limit the ability of ANGI and its subsidiaries to, among other things, incur indebtedness, pay dividends or make distributions.

On November 5, 2018, ANGI entered into a five-year $250 million revolving credit facility (the "ANGI Credit Facility"). At December 31, 2019 and 2018, there were no outstanding borrowings under the ANGI Credit Facility. The annual commitment fee on undrawn funds is based on the consolidated net leverage ratio most recently reported and is 25 basis points at both December 31, 2019 and 2018. Borrowings under the ANGI Credit Facility bear interest, at ANGI's option, at either a base rate or LIBOR, in each case plus an applicable margin, which is based on ANGI's consolidated net leverage ratio. The financial and other covenants are the same as those for the ANGI Term Loan.

The ANGI Term Loan and ANGI Credit Facility are guaranteed by ANGI's wholly-owned material domestic subsidiaries and are secured by substantially all assets of ANGI and the guarantors, subject to certain exceptions.

IAC Group Credit Facility

On October 2, 2017, IAC Group, LLC ("IAC Group") entered into a joinder agreement by and among IAC Group, Old IAC, and each of the other parties to the IAC Credit Facility. Pursuant to the joinder agreement, IAC Group became the successor borrower under the IAC Credit Facility and Old IAC's obligations under the credit agreement were terminated. IAC Group is included within these combined financial statements and will become a subsidiary of New IAC upon the consummation of the Separation.

At December 31, 2019, IAC Group has a $250 million revolving credit facility (the "IAC Group Credit Facility"), that expires on November 5, 2023. At December 31, 2019 and 2018, there were no outstanding borrowings under the IAC Group Credit Facility. The annual commitment fee on undrawn funds is based on the consolidated net leverage ratio (as defined in the agreement) most recently reported, and is 20 basis points at both December 31, 2019 and 2018. Borrowings under the IAC Group Credit Facility bear interest, at IAC Group's option, at a base rate or LIBOR, in each case, plus an applicable margin, which is based on IAC Group's consolidated net leverage ratio. The terms of the IAC Group Credit Facility require that IAC Group maintains a consolidated net leverage ratio of not more than 3.25 to 1.0 before the date on which IAC Group no longer holds majority of the outstanding voting stock of ANGI ("Trigger Date") and no greater than 2.75 to 1.0 on or after the Trigger Date. The terms of the IAC Group Credit Facility also restrict IAC Group's ability to incur additional indebtedness. Borrowings under the IAC Group Credit Facility are unconditionally guaranteed by certain of our wholly-owned domestic subsidiaries and are also secured by the stock of certain of our domestic and foreign subsidiaries, including the shares of Match Group and ANGI owned by IAC Group. Following the Separation, Match Group will no longer secure the IAC Group Credit Facility.

Maturities of long-term debt liabilities as of December 31, 2019 (in thousands):

Years Ending December 31,
2020	$13,750
2021	13,750
2022	27,500
2023	192,500
Total	247,500
Less: current portion of long-term debt	13,750
Less: unamortized debt issuance costs	1,804
Total long-term debt, net	$231,946

IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 8—ACCUMULATED OTHER COMPREHENSIVE LOSS

The following tables present the components of accumulated other comprehensive (loss) income and items reclassified out of accumulated other comprehensive loss into earnings:

	Year Ended December 31, 2019
	Foreign Currency Translation Adjustment	Unrealized Gains On Available- For-Sale Marketable Debt Securities	Accumulated Other Comprehensive (Loss) Income
	(In thousands)
Balance at January 1	$(12,543)	$2	$(12,541)
Other comprehensive income (loss)	337	(2)	335
Net current period other comprehensive income (loss)	337	(2)	335
Allocation of accumulated other comprehensive loss related to the noncontrolling interests	(20)	—	(20)
Balance at December 31	$(12,226)	$—	$(12,226)

	Year Ended December 31, 2018
	Foreign Currency Translation Adjustment	Unrealized Gains On Available- For-Sale Marketable Debt Securities	Accumulated Other Comprehensive Loss
	(In thousands)
Balance at January 1	$(7,504)	$—	$(7,504)
Other comprehensive (loss) income before reclassifications	(4,976)	2	(4,974)
Amounts reclassified to earnings	(52)	—	(52)
Net current period other comprehensive (loss) income	(5,028)	2	(5,026)
Allocation of accumulated other comprehensive loss related to noncontrolling interests	(11)	—	(11)
Balance at December 31	$(12,543)	$2	$(12,541)

	Year Ended December 31, 2017
	Foreign Currency Translation Adjustment	Accumulated Other Comprehensive (Loss) Income
	(In thousands)
Balance at January 1	$(21,864)	$(21,864)
Other comprehensive income before reclassifications	14,408	14,408
Amounts reclassified to earnings	(41)	(41)
Net current period other comprehensive income	14,367	14,367
Allocation of accumulated other comprehensive loss related to noncontrolling interests	(7)	(7)
Balance at December 31	$(7,504)	$(7,504)

The amounts reclassified out of foreign currency translation adjustment into earnings for the years ended December 31, 2018 and 2017 relate to the liquidation of international subsidiaries.

At December 31, 2019, 2018 and 2017, there was no tax benefit of provision on the accumulated other comprehensive loss.

IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 9—STOCK-BASED COMPENSATION

The equity awards described below principally relate to awards issued by certain of our subsidiaries (including awards assumed in acquisitions, including the Combination) and an allocation of expense from Old IAC related to awards issued to New IAC employees that were granted under various Old IAC stock and annual incentive plans. The form of awards granted to New IAC employees are principally stock options, restricted stock units ("RSUs"), including those that are linked to the achievement of Old IAC's stock price, known as market-based awards ("MSUs") and those that are linked to the achievement of a performance target, known as performance-based awards ("PSUs").

The amount of stock-based compensation expense recognized in the combined statement of operations is net of estimated forfeitures. The forfeiture rate is estimated at the grant date based on historical experience and revised, if necessary, in subsequent periods if actual forfeitures differ from the estimated rate. The expense ultimately recorded is for the awards that vest. At December 31, 2019, there is $158.3 million of unrecognized compensation cost, net of estimated forfeitures, related to all equity-based awards, which is expected to be recognized over a weighted average period of approximately 2.2 years.

The total income tax benefit recognized in the accompanying combined statement of operations for the years ended December 31, 2019, 2018 and 2017 related to all stock-based compensation is $82.4 million, $80.7 million and $124.2 million, respectively.

The aggregate income tax benefit recognized related to the exercise of stock options for the years ended December 31, 2019, 2018 and 2017, is $64.2 million, $63.6 million and $95.1 million, respectively. As New IAC is currently in an NOL position, there will be some delay in the timing of the realization of the cash benefit of the income tax deductions related to stock-based compensation because it will be dependent upon the amount and timing of future taxable income and the timing of estimated income tax payments.

Old IAC Denominated Stock Options

The fair value of stock option awards, with the exception of market-based awards, is estimated on the grant date using the Black-Scholes option pricing model. The grant date fair value of market-based awards is estimated using a lattice model that incorporates a Monte Carlo simulation of Old IAC's stock price. Broad-based stock option awards issued to date have generally vested in equal annual installments over a 4-year period from the grant date.

The aggregate intrinsic value, calculated as the difference between Old IAC's closing stock price on the last trading day of 2019 and the exercise price, multiplied by the number of in-the-money awards that would have been exercised had all award holders exercised their awards, on December 31, 2019 is $871.8 million. In connection with the Separation, Old IAC denominated stock options that are outstanding as of December 19, 2019, and immediately prior to the completion of the Transactions, will be converted into stock options to purchase common stock of New IAC and stock options to purchase New Match common stock in a manner that preserves the spread value of the stock options immediately before and immediately after the adjustment, with the allocation between the two stock options based on the value of a share of New IAC common stock relative to the value of a share of New Match common stock multiplied by the Reclassification Exchange Ratio. Old IAC denominated stock options that are granted on or after December 20, 2019 and outstanding immediately prior to the completion of the Transactions, will be converted into stock options to purchase New IAC common stock on the same terms and conditions applicable to the existing equity award, with equitable adjustments to the number of shares of New IAC common stock covered by the option and the applicable option exercise price. Assuming all stock options outstanding on December 31, 2019, were net settled on that date, withholding taxes, which will be paid by Old IAC for periods prior to the Separation and New IAC and New Match for periods subsequent to the Separation on behalf of the employees upon exercise, would have been $435.9 million in aggregate (of which $345.8 million is related to vested stock options and $90.1 million is related to unvested stock options) assuming a 50% withholding rate.

IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Old IAC Denominated Restricted Stock Units, Market-based Stock Units and Performance-based Stock Units

RSUs, MSUs and PSUs are awards in the form of phantom shares or units denominated in a hypothetical equivalent number of shares of Old IAC common stock and with the value of each RSU and PSU equal to the fair value of Old IAC common stock at the date of grant. The value of each MSU is estimated using a lattice model that incorporates a Monte Carlo simulation of Old IAC's stock price. Each RSU and PSU grant is subject to service-based vesting, where a specific period of continued employment must pass before an award vests. PSUs also include performance-based vesting, where certain performance targets set at the time of grant must be achieved before an award vests. The vesting of MSUs is tied to the stock price of Old IAC. For RSU grants, the expense is measured at the grant date as the fair value of Old IAC common stock and expensed as stock-based compensation over the vesting term. MSU grants are expensed over the shorter of the vesting period or the derived service period. For PSU grants, the expense is measured at the grant date as the fair value of Old IAC common stock and expensed as stock-based compensation over the vesting term if the performance targets are considered probable of being achieved. RSUs currently outstanding generally vest in either equal annual installments over a four-year period or cliff-vest after a three-year period, in each case, from the grant date. MSUs currently outstanding cliff-vest after the market condition has been met either within a three-year or five-year period from the date of grant. The aggregate intrinsic value of all RSUs and MSUs outstanding on December 31, 2019 is $91.6 million; assuming these awards were net settled on December 31, 2019, the withholding taxes that would be payable, which will be paid by Old IAC for periods prior to the Separation and New IAC for periods subsequent to the Separation on behalf of the employees upon net settlement would be $45.8 million, assuming a 50% withholding rate, and Old IAC would have issued 0.2 million common shares. There were no PSUs outstanding on December 31, 2019.

Equity Instruments Denominated in the Shares of Certain Subsidiaries

ANGI

In connection with the Combination, previously issued stock appreciation rights related to the common stock of HomeAdvisor (US) were converted into ANGI stock appreciation rights that are settleable, at ANGI's option, on a net basis with ANGI remitting withholding taxes on behalf of the employee or on a gross basis with ANGI issuing a sufficient number of Class A shares to cover the withholding taxes. While these awards can be settled in either Class A shares of ANGI or shares of Old IAC common stock at Old IAC’s option, these awards are currently being settled in shares of ANGI. The aggregate intrinsic value of these awards outstanding at December 31, 2019 is $114.6 million; assuming these awards were net settled on December 31, 2019, the withholding taxes that would be payable is $57.3 million, assuming a 50% withholding rate, and ANGI would have issued 6.8 million Class A shares. The aggregate intrinsic value of all other ANGI equity awards, including stock options, RSUs and subsidiary denominated equity at December 31, 2019 is $86.8 million; assuming these awards were net settled on December 31, 2019, the withholding taxes that would be payable is $43.4 million, assuming a 50% withholding rate, and ANGI would have issued 5.1 million Class A shares.

Prior to the Separation, certain ANGI equity awards could be settled either in Old IAC common shares or the common shares of ANGI at Old IAC's election. If settled in Old IAC common stock, ANGI reimbursed Old IAC in either cash or through the issuance of Class A shares to Old IAC. Subsequent to the Separation, this right shall be assigned to New IAC.

Prior to the Combination in 2017, Old IAC issued a number of Old IAC denominated PSUs to certain ANGI employees. Vesting of the PSUs was contingent upon ANGI's performance for the year ended December 31, 2019. These awards did not vest because the performance conditions were not achieved.

Non-publicly-traded Subsidiaries

Historically, Old IAC has granted stock settled stock appreciation rights to employees and management that are denominated in the equity of certain non-publicly traded subsidiaries comprising New IAC. These equity awards vest over a period of years or upon the occurrence of certain prescribed events. The value of the stock settled stock appreciation rights is tied to the value of the common stock of these subsidiaries. Accordingly, these interests only have value to the extent the relevant business appreciates in value above the initial value utilized to determine the exercise price. These interests can have significant value in the event of significant appreciation. The fair value of these interest is generally determined by negotiation or arbitration, when settled; which will occur at various dates through 2026. Prior to the Separation, these equity awards have been and will be settled on a net basis, with the award holder entitled to receive Old IAC shares equal to the intrinsic value of the award upon settlement less an amount equal to the required cash tax withholding payment, which has been and will be paid by Old IAC. Subsequent to the Separation, these equity awards will continue to be settled on a net basis, with the award holder entitled to receive New IAC shares rather than Old IAC shares equal to the intrinsic value of the award upon settlement less an amount equal to the required cash tax withholding payment, which will be paid by New IAC. The expense associated with these equity awards is initially measured at fair value at the grant date and is expensed as stock-based compensation over the vesting term. The aggregate intrinsic value of these awards outstanding at December 31, 2019 is $40.5 million; assuming these awards were net settled on December 31, 2019, the withholding taxes that would be payable is $20.2 million, assuming a 50% withholding rate, and Old IAC would have issued 0.1 million common shares. To the extent these awards are settled subsequent to the Separation, the number of New IAC shares ultimately needed to settle these awards and the cash withholding tax obligation may vary significantly as a result of the determination of the fair value of the relevant subsidiary. In addition, the number of New IAC shares required to settle these awards will be impacted by movement in New IAC’s stock price.

IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Modification of Awards

During 2019, New IAC modified certain equity awards and recognized modification charges of $13.1 million.

During 2018, New IAC modified certain equity awards and recognized modification charges of $7.9 million. In addition, in connection with the ANGI chief executive officer transition during the fourth quarter of 2018, ANGI accelerated $3.9 million of expense into 2018 from 2019.

In connection with the Combination, the previously issued HomeAdvisor (US) stock appreciation rights were converted into ANGI equity awards resulting in a modification charge of $217.7 million of which $29.0 million, $56.9 million and $93.4 million were recognized as stock-based compensation expense in the years ended December 31, 2019, 2018 and 2017, respectively, and the remaining charge will be recognized over the vesting period of the modified awards.

During the second quarter of 2017, New IAC modified certain HomeAdvisor (US) denominated equity awards and recognized a modification charge of $6.6 million.

NOTE 10—SEGMENT INFORMATION

The overall concept that New IAC employs in determining its operating segments is to present the financial information in a manner consistent with: how the chief operating decision maker views the businesses; how the businesses are organized as to segment management; and the focus of the businesses with regards to the types of services or products offered or the target market. Operating segments are combined for reporting purposes if they meet certain aggregation criteria, which principally relate to the similarity of their economic characteristics or, in the case of the Emerging & Other reportable segment, do not meet the quantitative thresholds that require presentation as separate reportable segments.

The following table presents revenue by reportable segment:

	Years Ended December 31,
	2019	2018	2017
	(In thousands)
Revenue:
ANGI Homeservices	$1,326,205	$1,132,241	$736,386
Vimeo	196,015	159,641	103,332
Dotdash	167,594	130,991	90,890
Search	742,184	823,950	738,474
Emerging & Other	274,107	286,586	284,132
Inter-segment elimination	(304)	(361)	(607)
Total	$2,705,801	$2,533,048	$1,952,607

The following table presents the revenue of New IAC's segments disaggregated by type of service:

IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

	Years Ended December 31,
	2019	2018	2017
	(In thousands)
ANGI Homeservices
Marketplace:
Consumer connection revenue	$913,533	$704,341	$521,481
Service professional membership subscription revenue	64,706	66,214	56,135
Other revenue	6,971	3,940	3,798
Total Marketplace revenue	985,210	774,495	581,414
Advertising and other revenue	264,682	287,676	97,483
Total North America revenue	1,249,892	1,062,171	678,897
Consumer connection revenue	59,611	50,913	40,009
Service professional membership subscription revenue	14,231	17,362	16,596
Advertising and other revenue	2,471	1,795	884
Total Europe revenue	76,313	70,070	57,489
Total ANGI Homeservices revenue	$1,326,205	$1,132,241	$736,386

Vimeo
Platform revenue	$193,736	$146,665	$99,650
Hardware revenue	2,279	12,976	3,682
Total Vimeo revenue	$196,015	$159,641	$103,332

Dotdash
Display advertising revenue	$126,487	$103,704	$76,316
Performance marketing revenue	41,107	27,287	14,574
Total Dotdash revenue	$167,594	$130,991	$90,890

Search
Advertising revenue:
Google advertising revenue	$678,438	$770,494	$689,633
Non-Google advertising revenue	47,556	31,975	13,553
Total advertising revenue	725,994	802,469	703,186
Other revenue	16,190	21,481	35,288
Total Search revenue	$742,184	$823,950	$738,474

Emerging & Other
Subscription revenue	$194,362	$102,592	$25,554
Marketplace revenue	38,950	19,665	—
Service revenue	3,881	22,142	27,465
Advertising revenue:
Non-Google advertising revenue	23,372	64,319	74,990
Google advertising revenue	4,486	14,393	16,716
Total advertising revenue	27,858	78,712	91,706
Media production and distribution revenue	8,897	61,717	138,006
Other revenue	159	1,758	1,401
Total Emerging & Other revenue	$274,107	$286,586	$284,132

Revenue by geography is based on where the customer is located. Geographic information about revenue and long-lived assets is presented below:

IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

	Years Ended December 31,
	2019	2018	2017
	(In thousands)
Revenue:
United States	$2,097,743	$1,951,957	$1,569,275
All other countries	608,058	581,091	383,332
Total	$2,705,801	$2,533,048	$1,952,607

	December 31,
	2019	2018
	(In thousands)
Long-lived assets (excluding goodwill and intangible assets):
United States	$297,433	$254,751
All other countries	7,981	5,697
Total	$305,414	$260,448

The following tables present operating income (loss) and Adjusted EBITDA by reportable segment:

	Years Ended December 31,
	2019	2018	2017
	(In thousands)
Operating income (loss):
ANGI Homeservices	$38,645	$63,906	$(149,176)
Vimeo	(51,921)	(35,594)	(27,328)
Dotdash	29,021	18,778	(15,694)
Search	122,347	151,425	153,986
Emerging & Other	(21,790)	(26,627)	(780)
Corporate	(166,751)	(136,053)	(125,640)
Total	$(50,449)	$35,835	$(164,632)

	Years Ended December 31,
	2019	2018	2017
	(In thousands)
Adjusted EBITDA:(a)
ANGI Homeservices	$202,297	$247,506	$37,858
Vimeo	$(41,790)	$(28,045)	$(23,607)
Dotdash	$39,601	$21,384	$(2,763)
Search	$124,163	$182,905	$162,023
Emerging & Other	$(28,368)	$(14,889)	$2,124
Corporate	$(88,617)	$(74,011)	$(67,748)

(a)   New IAC's primary financial measure is Adjusted EBITDA, which is defined as operating income excluding: (1) stock-based compensation expense; (2) depreciation; and (3) acquisition-related items consisting of (i) amortization of intangible assets and impairments of goodwill and intangible assets, if applicable, and (ii) gains and losses recognized on changes in the fair value of contingent consideration arrangements. New IAC believes this measure is useful for analysts and investors as this measure allows a more meaningful comparison between our performance and that of our competitors. The above items are excluded from our Adjusted EBITDA measure because these items are non-cash in nature. Adjusted EBITDA has certain limitations because it excludes the impact of these expenses.

IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

The following tables reconcile operating income (loss) for New IAC's reportable segments and net earnings attributable to Old IAC equity in IAC Holdings, Inc. to Adjusted EBITDA:

	Year Ended December 31, 2019
	Operating Income (Loss)	Stock-Based Compensation Expense	Depreciation	Amortization of Intangibles	Goodwill Impairment	Acquisition- related Contingent Consideration Fair Value Adjustments	Adjusted EBITDA
	(In thousands)
ANGI Homeservices	$38,645	$68,255	$39,915	$55,482	$—	$—	$202,297
Vimeo	(51,921)	$—	$478	$9,653	$—	$—	$(41,790)
Dotdash	29,021	$—	$974	$9,606	$—	$—	$39,601
Search	122,347	$—	$1,816	$—	$—	$—	$124,163
Emerging & Other	(21,790)	$—	$715	$9,127	$3,318	$(19,738)	$(28,368)
Corporate	(166,751)	$66,083	$12,051	$—	$—	$—	$(88,617)
Total	(50,449)
Interest expense—third party	(11,904)
Interest income, net—related party	420
Other income, net	33,627
Loss before income taxes	(28,306)
Income tax benefit	60,489
Net earnings	32,183
Net earnings attributable to noncontrolling interests	(9,288)
Net earnings attributable to Old IAC equity in IAC Holdings, Inc.	$22,895

IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

	Year Ended December 31, 2018
	Operating Income (Loss)	Stock-Based Compensation Expense	Depreciation	Amortization of Intangibles	Acquisition- related Contingent Consideration Fair Value Adjustments	Adjusted EBITDA
	(In thousands)
ANGI Homeservices	$63,906	$97,078	$24,310	$62,212	$—	$247,506
Vimeo	(35,594)	$—	$1,200	$6,349	$—	$(28,045)
Dotdash	18,778	$—	$969	$1,637	$—	$21,384
Search	151,425	$—	$3,311	$28,169	$—	$182,905
Emerging & Other	(26,627)	$919	$969	$8,714	$1,136	$(14,889)
Corporate	(136,053)	$50,408	$11,634	$—	$—	$(74,011)
Total	35,835
Interest expense—third party	(13,059)
Interest income, net—related party	325
Other income, net	282,470
Earnings before income taxes	305,571
Income tax provision	(13,200)
Net earnings	292,371
Net earnings attributable to noncontrolling interests	(45,599)
Net earnings attributable to Old IAC equity in IAC Holdings, Inc.	$246,772

IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

	Year Ended December 31, 2017
	Operating Income (Loss)	Stock-Based Compensation Expense	Depreciation	Amortization of Intangibles	Acquisition- related Contingent Consideration Fair Value Adjustments	Adjusted EBITDA
	(In thousands)
ANGI Homeservices	$(149,176)	$149,230	$14,543	$23,261	$—	$37,858
Vimeo	(27,328)	$—	$1,408	$2,313	$—	$(23,607)
Dotdash	(15,694)	$—	$2,255	$10,676	$—	$(2,763)
Search	153,986	$—	$6,026	$2,011	$—	$162,023
Emerging & Other	(780)	$401	$1,066	$889	$548	$2,124
Corporate	(125,640)	$42,374	$15,518	$—	$—	$(67,748)
Total	(164,632)
Interest expense—third party	(2,181)
Interest income, net—related party	23,656
Other income, net	12,363
Loss before income taxes	(130,794)
Income tax benefit	155,402
Net earnings	24,608
Net loss attributable to noncontrolling interests	12,398
Net earnings attributable to Old IAC equity in IAC Holdings, Inc.	$37,006

The following table presents capital expenditures by reportable segment:

	Years Ended December 31,
	2019	2018	2017
	(In thousands)
Capital expenditures:
ANGI Homeservices	$68,804	$46,976	$26,837
Vimeo	2,801	209	109
Dotdash	—	102	825
Search	43	479	251
Emerging & Other	387	751	291
Corporate	25,863	6,163	17,840
Total	$97,898	$54,680	$46,153

IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 11—LEASES

New IAC leases land, office space, data center facilities and equipment used in connection with its operations under various operating leases, the majority of which contain escalation clauses.

ROU assets represent New IAC’s right to use the underlying assets for the lease term and lease liabilities represent the present value of New IAC’s obligation to make payments arising from these leases. ROU assets and related lease liabilities are based on the present value of fixed lease payments over the lease term using New IAC's and its publicly-traded subsidiary respective incremental borrowing rates on the lease commencement date or January 1, 2019 for leases that commenced prior to that date. New IAC combines the lease and non-lease components of lease payments in determining ROU assets and related lease liabilities. If the lease includes one or more options to extend the term of the lease, the renewal option is considered in the lease term if it is reasonably certain New IAC will exercise the option(s). Lease expense is recognized on a straight-line basis over the term of the lease. As permitted by ASC 842, leases with an initial term of twelve months or less ("short-term leases") are not recorded on the accompanying combined balance sheet.

Variable lease payments consist primarily of common area maintenance, utilities and taxes, which are not included in the recognition of ROU assets and related lease liabilities. New IAC’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Leases	Balance Sheet Classification	December 31, 2019
		(In thousands)
Assets:
Right-of-use assets	Right-of-use assets, net	$138,608

Liabilities:
Current lease liabilities	Accrued expenses and other current liabilities	$23,188
Long-term lease liabilities	Other long-term liabilities	168,321
Total lease liabilities		$191,509

Lease Expense	Income Statement Classification	Year Ended December 31, 2019
		(In thousands)
Fixed lease expense	Cost of revenue	$547
Fixed lease expense	Selling and marketing expense	10,613
Fixed lease expense	General and administrative expense	17,751
Fixed lease expense	Product development expense	1,502
Total fixed lease expense (a)		30,413
Variable lease expense	Cost of revenue	83
Variable lease expense	Selling and marketing expense	1,573
Variable lease expense	General and administrative expense	5,729
Variable lease expense	Product development expense	391
Total variable lease expense		7,776
Net lease expense		$38,189

(a)  Includes approximately $2.2 million of short-term lease expense and $7.6 million of sublease income for the year ended December 31, 2019.

Maturities of lease liabilities as of December 31, 2019 (in thousands) (b):

IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Years Ended December 31,
2020	$32,688
2021	30,200
2022	27,543
2023	25,838
2024	23,318
Thereafter	221,479
Total	361,066
Less: interest	169,557
Present value of lease liabilities	$191,509

(b)	Lease payments exclude $37.3 million of legally binding minimum lease payments for leases signed but not yet commenced.

The following are the weighted average assumptions used for lease term and discount rate as of December 31, 2019:

Remaining lease term	17.4 years
Discount rate	6.12%

Year Ended December 31, 2019
(In thousands)
Other Information:
Right-of-use assets obtained in exchange for lease liabilities	$61,657
Cash paid for amounts included in the measurement of lease liabilities	$35,321

NOTE 12—COMMITMENTS AND CONTINGENCIES

IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Commitments

New IAC has entered into certain off-balance sheet commitments that require the future purchase of services ("purchase obligations"). Future payments under noncancelable unconditional purchase obligations as of December 31, 2019 are as follows:

	Amount of Commitment Expiration Per Period
	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total Amounts Committed
	(In thousands)
Purchase obligations	$75,243	$41,423	$—	$—	$116,666

Purchase obligations include New IAC's allocable share of Old IAC's $150.0 million three-year cloud computing contract, of which Old IAC paid $50.0 million in 2019 and New IAC had a related prepaid asset of $8.7 million included in "Other current assets" on the combined balance sheet at December 31, 2019. Following the Separation, $20.0 million of the remaining obligation will be assigned to New IAC and $80.0 million will be assigned to Match Group. New IAC's two remaining minimum payments of $10.0 million each will be due in 2020 and 2021. Purchase obligations also include (i) remaining payments of $59.3 million related to a two year cloud computing contract, which $40.9 million and $18.3 million are estimated to be paid in 2020 and 2021, respectively, (ii) remaining payments of $23.8 million related to advertising commitments to be made in 2020, and (iii) a remaining payment of $13.1 million related to the purchase of a 50% interest in a corporate aircraft that is expected to be made in 2021.

Contingencies

In the ordinary course of business, New IAC is a party to various lawsuits. New IAC establishes reserves for specific legal matters when it determines that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable. Management has also identified certain other legal matters where we believe an unfavorable outcome is not probable and, therefore, no reserve is established. Although management currently believes that resolving claims against us, including claims where an unfavorable outcome is reasonably possible, will not have a material impact on the liquidity, results of operations, or financial condition of New IAC, these matters are subject to inherent uncertainties and management's view of these matters may change in the future. New IAC also evaluates other contingent matters, including income and non-income tax contingencies, to assess the likelihood of an unfavorable outcome and estimated extent of potential loss. It is possible that an unfavorable outcome of one or more of these lawsuits or other contingencies could have a material impact on the liquidity, results of operations, or financial condition of New IAC. See "Note 3—Income Taxes" for additional information related to income tax contingencies.

Tinder Optionholder Litigation against IAC and Match Group

On August 14, 2018, ten then-current and former employees of Match Group, LLC or Tinder, Inc. ("Tinder"), an operating business of Match Group, filed a lawsuit in New York state court against IAC and Match Group. See Sean Rad et al. v. IAC/InterActiveCorp and Match Group, Inc., No. 654038/2018 (Supreme Court, New York County). The complaint alleges that in 2017, the defendants: (i) wrongfully interfered with a contractually established process for the independent valuation of Tinder by certain investment banks, resulting in a substantial undervaluation of Tinder and a consequent underpayment to the plaintiffs upon exercise of their Tinder stock options, and (ii) then wrongfully merged Tinder into Match Group, thereby depriving certain of the plaintiffs of their contractual right to later valuations of Tinder on a stand-alone basis. The complaint asserts claims for breach of contract, breach of the implied covenant of good faith and fair dealing, unjust enrichment, interference with contractual relations (as against Match Group only), and interference with prospective economic advantage, and seeks compensatory damages in the amount of at least $2 billion, as well as punitive damages. On August 31, 2018, four plaintiffs who were still employed by Match Group filed a notice of discontinuance of their claims without prejudice, leaving the six former employees as the remaining plaintiffs.

On October 9, 2018, the defendants filed a motion to dismiss the complaint on various grounds, including that the 2017 valuation of Tinder by the investment banks was an expert determination any challenge to which is both time-barred under applicable law and available only on narrow substantive grounds that the plaintiffs have not pleaded in their complaint; the plaintiffs opposed the motion. On June 13, 2019, the court issued a decision and order (i) granting the motion to dismiss the claims for breach of the implied covenant of good faith and fair dealing and for unjust enrichment, (ii) granting the motion to dismiss the merger-related claim for breach of contract as to two of the remaining six plaintiffs, and (iii) otherwise denying the motion to dismiss. On June 21, 2019, the defendants filed a notice of appeal from the trial court’s partial denial of their motion to dismiss, and the parties thereafter briefed the appeal. On October 29, 2019, the Appellate Division, First Department, issued an order affirming the lower court’s decision. On November 22, 2019, the defendants filed a motion for reargument or, in the alternative, leave to appeal the Appellate Division's order to the New York Court of Appeals; the plaintiffs opposed the motion, which remains pending.

IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

On June 3, 2019, the defendants filed a second motion to dismiss based upon certain provisions of the plaintiffs' agreement with a litigation funding firm; the plaintiffs have opposed the motion, which remains pending. Document discovery in the case is substantially complete, and deposition discovery is underway. On January 30, 2020, the parties participated in a mediation that did not result in resolution of the matter. IAC and Match Group believe that the allegations in this lawsuit are without merit and will continue to defend vigorously against it.

NOTE 13—RELATED PARTY TRANSACTIONS

Relationship with Old IAC prior to the Separation

New IAC’s combined statement of operations includes allocations of costs, including stock-based compensation expense, related to IAC’s accounting, treasury, legal, tax, corporate support and internal audit functions. To the extent applicable, Old IAC has historically allocated costs related to its accounting, treasury, legal, tax, corporate support and internal audit functions that are incurred at the Old IAC legal entity level to its publicly traded subsidiaries, Match Group and ANGI Homeservices, including HomeAdvisor for periods prior to the Combination, based upon time spent or other cost drivers, such as revenue, number of legal entities or transaction volume, in their standalone financial statements. For periods subsequent to the Match Group IPO in November 2015 and the Combination in September 2017, Old IAC billed Match Group and ANGI Homeservices for any services provided under the applicable services agreements. The remaining unallocated expenses of Old IAC related to its accounting, treasury, legal, tax, corporate support and internal audit functions were allocated to New IAC based upon time spent or other cost drivers, such as revenue, number of legal entities or transaction volume. Allocated costs, inclusive of stock-based compensation expense, were $146.0 million, $178.2 million and $126.7 million, in 2019, 2018 and 2017, respectively. It is not practicable to determine the actual expenses that would have been incurred for these services had New IAC operated as a standalone entity during the periods presented. Management considers the allocation method to be reasonable.

The portion of interest income reflected in the combined statement of operations that is related party in nature, was $0.4 million, $0.3 million and $23.7 million, for the years ended December 31, 2019, 2018 and 2017, respectively, and is included in “Interest income, net” in the table below.

The following table summarizes the components of the net decrease (increase) in Old IAC’s investment in IAC Holdings, Inc. for the years ended December 31, 2019, 2018 and 2017:

	Years Ended December 31,
	2019	2018	2017
	(In thousands)
Cash transfers (from) to Old IAC related to its centrally managed U.S. treasury function, acquisitions and cash expenses paid by Old IAC on behalf of IAC Holdings, Inc., net	$(182,382)	$215,993	$(21,058)
Taxes	(1,874)	1,120	44,798
Interest income, net	420	325	23,656
Allocation of costs from Old IAC	(80,143)	(71,977)	(62,180)
Net (increase) decrease in Old IAC's investment in IAC Holdings, Inc.	$(263,979)	$145,461	$(14,784)

IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Notes Receivable—Related Party

During 2019, New IAC, through two domestic subsidiaries, entered into loan agreements with Old IAC for cash transfers to Old IAC under its centrally managed U.S. treasury function. The outstanding receivable at December 31, 2019 is $55.3 million and bears interest at a rate per annum equal to the Monthly Short-Term Applicable Federal Rate and is due on demand. The interest rate at December 31, 2019 was 1.59%.

Long-term Debt—Related Party

On December 14, 2018, New IAC, through a domestic subsidiary, entered into a loan with Old IAC for up to an amount not to exceed $15.0 million for general working capital purposes in the ordinary course of business. During the first quarter of 2019, the outstanding balance at December 31, 2018 of $2.5 million was repaid.

Guarantee of Old IAC Senior Notes

On November 15, 2013 and December 21, 2012, Old IAC issued $500.0 million aggregate principal amount of 4.875% Senior Notes due November 30, 2018 ("4.875% Senior Notes") and $500.0 million aggregate principal amount of 4.75% Senior Notes due December 15, 2022 ("4.75% Senior Notes"), respectively. The 4.875% and 4.75% Senior Notes are unconditionally guaranteed by certain of New IAC's domestic subsidiaries. On November 30, 2017, Old IAC redeemed the 4.875% Senior Notes and repaid the outstanding balance of $361.9 million. On August 23, 2019, Old IAC redeemed the 4.75% Senior Notes and repaid the outstanding balance of $34.5 million. New IAC did not pay any amount (or record any liability) as a result of our guarantee of Old IAC's Senior Notes.

Relationship with New Match following the Separation

If the Separation is consummated, New IAC shall enter into certain agreements with New Match to govern the relationship between New IAC and New Match following the Separation. These agreements will include: a tax sharing agreement; a services agreement; and an employee matters agreement.

New IAC and ANGI

Old IAC and ANGI, in connection with the Combination, entered into a contribution agreement; an investor rights agreement; a services agreement; a tax sharing agreement; and an employee matters agreement. If the Separation is consummated, Old IAC shall assign these agreements to New IAC.

Additionally, on September 29, 2017, Old IAC and ANGI entered into two intercompany notes (collectively referred to as "Intercompany Notes") to ANGI as follows: (i) a Payoff Intercompany Note, which provided the funds necessary to repay the outstanding balance under Angie's List's previously existing credit agreement, totaling $61.5 million; and (ii) a Working Capital Intercompany Note, which provided ANGI with $15 million for working capital purposes. These Intercompany Notes were repaid on November 1, 2017, with a portion of the proceeds from the ANGI Term Loan that were received on the same date.

For the years ended December 31, 2019 and 2018 and for the period subsequent to the Combination through December 31, 2017, 0.5 million, 0.9 million and 0.4 million shares, respectively, of ANGI Class B common stock were issued to IAC pursuant to the employee matters agreement as reimbursement for shares of IAC common stock issued in connection with the exercise and vesting of IAC equity awards held by ANGI employees.

IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

On October 10, 2018, Old IAC was issued 5.1 million shares of Class B common stock of ANGI pursuant to the post-closing adjustment provision of the Angie's List merger agreement.

For the years ended December 31, 2019 and 2018 and for the period subsequent to the Combination through December 31, 2017, ANGI was charged $4.8 million, $5.7 million and $1.7 million, respectively, by Old IAC for services rendered pursuant to the services agreement. There were no outstanding receivables or payables pursuant to the services agreement as of December 31, 2019. At December 31, 2018, Old IAC had a $0.1 million outstanding payable to ANGI, pursuant to the services agreement. This amount was deducted from the charges due from ANGI pursuant to the services agreement discussed above during the first quarter of 2019.

New IAC and Match Group

For the years ended December 31, 2019, 2018 and 2017, Match Group incurred rent expense of $5.8 million, $5.2 million and $5.1 million, respectively, for the leasing of office space for certain of its businesses at properties owned by New IAC. The respective amounts were paid in full by Match Group at December 31, 2019, 2018 and 2017, respectively.

In December 2017, certain international subsidiaries of Match Group agreed to sell net operating losses, which were not expected to be utilized by Match Group, to a New IAC subsidiary for $0.9 million.

New IAC and Expedia

Each of New IAC and Expedia has a 50% ownership interest in two aircraft that may be used by both companies. New IAC and Expedia purchased an aircraft during the second quarter of 2017 to replace a previously owned aircraft, which was subsequently sold on February 13, 2018. New IAC paid $17.4 million (50% of the total purchase price and refurbish costs) for its interest in the new aircraft. In addition, in 2019, New IAC and Expedia entered into an agreement to jointly acquire a new corporate aircraft for a total expected cost of $72.3 million (including purchase price and related costs), with each company to bear 50% of such expected cost. New IAC paid approximately $23 million in 2019 in connection with our joint entry into the purchase agreement, and the respective share of the balance is due upon delivery of the new aircraft, which is expected to occur in early 2021. Members of the aircraft flight crews are employed by an entity in which each of New IAC and Expedia has a 50% ownership interest. New IAC and Expedia have agreed to share costs relating to flight crew compensation and benefits pro-rata according to each company's respective usage of the aircraft, for which they are separately billed by the entity described above. IAC and Expedia are related parties since they are under common control, given that Mr. Diller serves as Chairman and Senior Executive of both Old IAC and Expedia and subsequent to the Separation will serve as Chairman and Senior Executive of New IAC. For the years ended December 31, 2019, 2018 and 2017, total payments made to this entity by New IAC were not material.

NOTE 14—BENEFIT PLANS

The employees of the combined subsidiaries of New IAC participate in the IAC/InterActiveCorp Retirement Savings Plan ("the Plan"), which is a retirement savings plan in the United States that qualifies under Section 401(k) of the Internal Revenue Code. Under the Plan, participating employees may contribute up to 50% of their pre-tax earnings, but not more than statutory limits. Prior to July 2019, New IAC contributed a dollar for each dollar a participant contributed in this plan, with a maximum contribution of 3% of a participant's eligible earnings. In June 2019, Old IAC approved a change to the matching contribution to 100% of the first 10% of compensation, subject to IRS limits on the Old IAC's matching contribution maximum, that a participant contributes to the Plan. This change was phased in beginning July 1, 2019 and was fully implemented by all of the entities comprising New IAC participating in the Plan no later than January 1, 2020. Matching contributions for the Plan for the years ended December 31, 2019, 2018 and 2017 are $15.4 million, $10.2 million and $8.8 million, respectively. Matching contributions are invested in the same manner as each participant's voluntary contributions in the investment options provided under the Plan. An investment option in the Plan is Old IAC common stock, but neither participant nor matching contributions are required to be invested in Old IAC common stock. The increase in matching contributions in 2019 is due primarily to the aforementioned change to New IAC's matching contribution. The increase in matching contributions in 2018 is due primarily to an increase in participation in the Plan due to increases in headcount from the Combination and continued corporate growth at ANGI, Vimeo and Dotdash.

IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

New IAC also has or participates in various benefit plans, principally defined contribution plans, for its international employees. New IAC contributions for these plans for the years ended December 31, 2019, 2018 and 2017 are $1.0 million, $0.6 million and $0.3 million, respectively.

NOTE 15—COMBINED FINANCIAL STATEMENT DETAILS

	December 31,
	2019	2018
	(In thousands)
Other current assets:
Capitalized costs to obtain a contract with a customer	$43,069	$40,601
Prepaid expenses	41,934	36,636
Capitalized downloadable search toolbar costs, net	21,985	33,365
Other	45,346	56,857
Other current assets	$152,334	$167,459

	December 31,
	2019	2018
	(In thousands)
Property and equipment, net:
Buildings and leasehold improvements	$242,882	$224,497
Capitalized software and computer equipment	124,523	93,000
Furniture and other equipment	84,640	79,299
Land	11,591	11,591
Projects in progress	43,576	25,835
Property and equipment	507,212	434,222
Accumulated depreciation and amortization	(201,798)	(173,774)
Property and equipment, net	$305,414	$260,448

	December 31,
	2019	2018
	(In thousands)
Accrued expenses and other current liabilities:
Accrued employee compensation and benefits	$105,960	$99,205
Accrued advertising expense	59,269	64,626
Accrued revenue share	30,574	28,284
Other	124,670	107,450
Accrued expenses and other current liabilities	$320,473	$299,565

	Years Ended December 31,
	2019	2018	2017
	(In thousands)
Other income, net	$33,627	$282,470	$12,363

IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Other income, net in 2019 includes: a $20.5 million gain related to the sale of our investment in Pinterest; $18.5 million in net upward adjustments related to investments in equity securities without readily determinable fair values; $14.7 million of interest income; an unrealized reduction of $9.1 million in the estimated fair value of a warrant; a realized loss of $8.2 million related to the sale of Vimeo's hardware business in the first quarter of 2019; and a $1.8 million mark-to-market charge for an indemnification claim related to the Handy acquisition that will be settled in ANGI shares held in escrow.

Other income, net in 2018 includes: a $26.8 million realized gain on the sale of certain Pinterest shares held by New IAC and a $128.8 million unrealized gain (or upward adjustment) to adjust our remaining interest in Pinterest to fair value in accordance with ASU No. 2016-01, which was adopted on January 1, 2018; $120.6 million in gains related to the sales of Dictionary.com, Electus, Felix and CityGrid; and $8.8 million of interest income.

Other income, net in 2017 includes: $25.8 million in realized gains related to the sale of certain investments; $4.0 million of interest income; $9.9 million in other-than-temporary impairment charges related to certain investments; and $6.6 million in net foreign currency exchange losses due primarily to the weakening of the dollar relative to the British pound.

Cash and Cash Equivalents and Restricted Cash

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the combined balance sheet to the total amounts shown in the combined statement of cash flows:

	December 31, 2019	December 31, 2018	December 31, 2017	December 31, 2016
	(In thousands)
Cash and cash equivalents	$839,796	$884,975	$757,202	$521,416
Restricted cash included in other current assets	527	1,441	2,737	204
Restricted cash included in other assets	409	420	—	10,548
Total cash and cash equivalents and restricted cash as shown on the combined statement of cash flows	$840,732	$886,836	$759,939	$532,168

Restricted cash at December 31, 2019 primarily consists of a deposit related to corporate credit cards.

Restricted cash at December 31, 2018 primarily consists of a cash collateralized letter of credit and a deposit related to corporate credit cards.

Restricted cash at December 31, 2017 primarily supports a letter of credit to a supplier, which was released to New IAC in the second quarter of 2018.

Restricted cash at December 31, 2016 primarily included funds held in escrow for the MyHammer tender offer. In the first quarter of 2017, the funds held in escrow for the MyHammer tender offer were returned to New IAC.

Supplemental Disclosure of Non-Cash Transactions:

New IAC recorded an acquisition-related contingent consideration liability of $25.5 million during the year ended December 31, 2018 in connection with an acquisition. There were no acquisition-related contingent consideration liabilities recorded for the years ended December 31, 2019 and 2017. See "Note 6—Financial Instruments and Fair Value Measurements" for additional information on contingent consideration arrangements.

On October 19, 2018, ANGI issued 8.6 million shares of its Class A common stock valued at $165.8 million in connection with the acquisition of Handy.

On September 29, 2017, ANGI issued 61.3 million shares of its Class A common stock valued at $763.7 million in connection with the Combination.

IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Supplemental Disclosure of Cash Flow Information:

	Years Ended December 31,
	2019	2018	2017
	(In thousands)
Cash paid (received) during the year for:
Interest	$10,042	$13,108	$8
Income tax payments	4,861	4,084	6,508
Income tax refunds	(3,048)	(30,320)	(11,618)

NOTE 16—QUARTERLY RESULTS (UNAUDITED)

	Quarter Ended March 31(a)	Quarter Ended June 30(a)	Quarter Ended September 30(a)	Quarter Ended December 31(a)
	(In thousands)
Year Ended December 31, 2019
Revenue	$641,220	$688,685	$705,382	$670,514
Cost of revenue	139,848	149,725	158,161	152,506
Operating (loss) income	(34,183)	(13,770)	13,912	(16,408)
Net (loss) earnings	(13,673)	22,021	18,378	5,457
Net (loss) earnings attributable to Old IAC equity in IAC Holdings, Inc.	(14,247)	13,789	16,466	6,887

	Quarter Ended March 31(b)	Quarter Ended June 30(c)	Quarter Ended September 30(d)	Quarter Ended December 31(e)
	(In thousands)
Year Ended December 31, 2018
Revenue	$587,709	$637,928	$660,649	$646,762
Cost of revenue	108,021	120,890	129,727	142,514
Operating (loss) income	(16,356)	24,479	39,177	(11,465)
Net (loss) earnings	(5,002)	164,482	38,163	94,728
Net (loss) earnings attributable to Old IAC equity in IAC Holdings, Inc.	(2,809)	125,686	34,601	89,294

(a)	The first, second, third, and fourth quarters of 2019 include after-tax stock-based compensation expense of $2.2 million, $1.9 million, $1.7 million, and $1.7 million, respectively, related to the modification of previously issued HomeAdvisor equity awards and previously issued Angie's List equity awards, both of which were converted into ANGI Homeservices' equity awards in the Combination.

(b)	The first quarter of 2018 includes after-tax stock-based compensation expense of $14.7 million related to the modification of previously issued HomeAdvisor equity awards and previously issued Angie's List equity awards, both of which were converted into ANGI Homeservices' equity awards in the Combination, and the acceleration of certain converted equity awards resulting from the termination of Angie's List employees in connection with the Combination, as well as after-tax costs of $4.1 million related to the Combination (including $2.8 million of deferred revenue write-offs).

(c)	The second quarter of 2018 includes:

i.	after-tax stock-based compensation expense of $12.9 million related to the modification of previously issued HomeAdvisor equity awards and previously issued Angie's List equity awards, both of which were converted into ANGI Homeservices' equity awards in the Combination, and the acceleration of certain converted equity awards resulting from the termination of Angie's List employees in connection with the Combination, as well as after-tax costs of $2.0 million related to the Combination (including $1.8 million of deferred revenue write-offs).

ii.	after-tax realized and unrealized gains of $131.5 million related to the sale of a certain equity investment.

(d)	The third quarter of 2018 includes after-tax stock-based compensation expense of $12.3 million related to the modification of previously issued HomeAdvisor equity awards and previously issued Angie's List equity awards, both of which were converted into ANGI Homeservices' equity awards in the Combination.

(e)	The fourth quarter of 2018 includes:

i.	after-tax stock-based compensation expense of $14.5 million related to the modification of previously issued HomeAdvisor equity awards and previously issued Angie's List equity awards, both of which were converted into ANGI Homeservices' equity awards in the Combination.

ii.	combined after-tax gains of $91.4 million related to the sales of Dictionary.com, Electus, Felix and CityGrid.

iii.	after-tax impairment charges related to indefinite-lived intangible assets of $20.8 million.

IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 17—SUBSEQUENT EVENTS

On February 11, 2020, New IAC completed the acquisition of Care.com, an online marketplace for finding and managing family care, for approximately $500 million, net of cash acquired. The accounting for this acquisition has not been completed at the date of this filing given the proximity to the acquisition date. The acquisition will be accounted for by the acquisition method, and accordingly the results of operations of Care.com will be included in New IAC’s combined financial statements from the date of its acquisition. The purchase price will be allocated to the net assets acquired based on estimated fair values at the acquisition date, with the excess of purchase price over the estimated fair value of the net assets acquired recorded as goodwill.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (“COVID-19”) as a pandemic, which continues to spread throughout the United States and abroad. New IAC’s ANGI Homeservices business experienced a decline in demand for home services requests, driven primarily by decreases in demand in certain categories of jobs (particularly discretionary indoor projects). In the second quarter of 2020, ANGI Homeservices experienced a rebound in service requests, exceeding pre-COVID-19 growth levels, driven by increased demand from homeowners who spent more time at home due to measures taken to reduce the spread of COVID-19. However, many service professionals' businesses have been adversely impacted by labor and material constraints, which negatively impacted ANGI Homeservices' ability to monetize this increased level of service requests. Vimeo has seen strong revenue growth as the demand for communication via video has increased due to the pandemic. The Search segment has experienced a significant decline in revenue due, in part, to the decrease in advertising rates due to the impact of COVID-19. In addition, the United States has experienced a resurgence of the COVID-19 virus beginning in June 2020, the impact of and potential continue spread of COVID-19 remains unpredictable and could materially and adversely affect our business, financial condition and results of operations.

In connection with the first quarter close of its books, New IAC determined that the effects of COVID-19 were an indicator of possible impairment for certain of its assets. New IAC determined, as of March 31, 2020, the fair value for those assets for which COVID-19 was deemed to be an indicator of possible impairment and identified the following impairments:

•	a $212.0 million impairment related to the goodwill of the Desktop reporting unit;
•	a $21.4 million impairment related to certain indefinite-lived intangible assets of the Desktop reporting unit;
•	a $51.5 million impairment to its portfolio of equity securities without readily determinable fair values; and
•	a $7.5 million impairment on a note receivable and warrants related to certain investees.

There were no impairments identified during the three months ended June 30, 2020.

IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

On June 9, 2020, Old IAC announced that it had sold approximately 17 million shares of its Class M common stock (which became New Match common stock) for net proceeds of approximately $1.4 billion. The sale of these shares closed on July 1, 2020 and, under the terms of the Separation, the net proceeds of $1.4 billion that New Match received pursuant to such sales were transferred to the Company in early July 2020.

On June 30, 2020, the Separation was completed. For more information, see the Company's Current Report on Form 8-K filed with the SEC on July 2, 2020 and the Quarterly Report for the quarter ended June 30, 2020 filed on Form 10-Q with the SEC on August 10, 2020.

New IAC purchased 59.0 million shares of MGM Resorts International ("MGM") from May 14, 2020 through August 7, 2020 for approximately $1 billion in aggregate, representing a 12.0% ownership interest in MGM as of August 7, 2020.

On August 20, 2020, ANGI Group, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of ANGI, issued $500 million in aggregate principal amount of 3.875% Senior Notes ("ANGI Senior Notes") due August 15, 2028. The net proceeds from the issuance of the ANGI Senior Notes will be used for general corporate purposes, including potential future acquisitions and return of capital.

IAC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

Schedule II

IAC HOLDINGS, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charges to Earnings		Charges to Other Accounts		Deductions		Balance at End of Period
	(In thousands)
2019
Allowance for doubtful accounts and revenue reserves	$18,136	$65,723	(a)	$247		$(59,958	)(b)	$24,148
Deferred tax valuation allowance	86,778	7,813	(c)	(1,601	)(d)	—		92,990
Other reserves	4,726							5,060
2018
Allowance for doubtful accounts and revenue reserves	$10,710	$48,362	(a)	$(557)		$(40,379	)(b)	$18,136
Deferred tax valuation allowance	91,040	(2,056	)(e)	(2,206	)(d)	—		86,778
Other reserves	—							4,726
2017
Allowance for doubtful accounts and revenue reserves	$15,474	$28,460	(a)	$(723)		$(32,501	)(b)	$10,710
Deferred tax valuation allowance	55,680	29,721	(f)	5,639	(g)	—		91,040

(a)	Additions to the allowance for doubtful accounts are charged to expense.

(b)	Write-off of fully reserved accounts receivable.

(c)	Amount is primarily related to an increase in foreign NOLs partially offset by a net decrease in unbenefited capital losses.

(d)	Amount is primarily related to currency translation adjustments on foreign NOLs.

(e)	Amount is primarily related to an expiring tax credit.

(f)	Amount is due primarily to the establishment of foreign NOLs related to an acquisition.

(g)	Amount is primarily related to acquired state NOLs, acquired foreign tax credits and currency translation adjustments on foreign NOLs.